FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16
of the Securities Exchange Act of 1934

For the Month of May 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is a proxy statement for an extraordinary general meeting of the Company’s shareholders to be held on July 3, 2008.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: May 30, 2008

GILAT SATELLITE NETWORKS LTD.
Gilat House, 21 Yegia Kapayim Street
Kiryat Arye, Petah Tikva 49130, Israel
(Telephone: +972 3 925 2003; Fax: +972 3 925 2945)

Petah Tikva, Israel May 30, 2008

To the Shareholders of Gilat Satellite Networks Ltd.:

        You are cordially invited to attend the Extraordinary General Meeting of Shareholders of our company, or the Meeting, to be held on Thursday, July 3, 2008, at 11:00 a.m. (Israel time) at our executive offices located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva, Israel. Throughout this Proxy Statement, we use terms such as “Gilat,” “we”, “us”, “our” and “our company” to refer to Gilat Satellite Networks Ltd. and terms such as “you” and “your” to refer to our shareholders.

        At the Meeting, you will be asked to consider and vote upon the following items:

1.	To approve an increase in the coverage amount under our Directors’ and Officers’ Liability Insurance Policy from US$15,000,000 to US$20,000,000 for any one claim and in the aggregate for all claims during the policy period, and to approve additional coverage under a “Side A” Directors’ and Officers’ Liability Insurance Policy of up to US$5,000,000 for any one claim and in the aggregate for all claims during the policy period;

2.	To extend the term of the employment agreement between us and our Chief Executive Officer and Chairman of the Board of Directors, Mr. Amiram Levinberg, which currently expires in July 2008, for one additional year under the same terms as currently in effect; and

3.	To approve the Agreement and Plan of Merger, dated as of March 31, 2008, or the Merger Agreement, by and among Galactic Holdings Ltd., an Israeli company, or the Purchaser, Galactic Acquisition Company Ltd., an Israeli company and a wholly owned subsidiary of the Purchaser, or the Merger Sub, and our company, under which Merger Sub will be merged with and into our company, with our company continuing as the surviving corporation and continuing as a wholly owned subsidiary of the Purchaser, and to approve all other transactions contemplated by the Merger Agreement. This merger transaction, or the Merger, and the other transactions contemplated by the Merger Agreement are referred to as the Merger Proposal. The Purchaser is an entity controlled by a group of investors consisting of affiliates of The Gores Group LLC, Mivtach Shamir Holdings Ltd., companies affiliated with Roy Ben-Yami, Ami Lustig and Eytan Stibbe and DGB Investments, Inc., or collectively the Investors.

        Our Audit Committee and Board of Directors have (a) reviewed and considered the terms and conditions of the Merger Agreement, (b) determined that the Merger is in the best interests of our company and its shareholders, and (c) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. Our Board of Directors also determined that no reasonable concern exists that we, as the surviving corporation in the Merger, will be unable to fulfill our obligations to our creditors. The Merger Agreement is attached as Appendix A to the enclosed Proxy Statement and we urge you to read it carefully in its entirety.

        OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF ITEMS 1 THROUGH 3.

        Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the ordinary shares of our company present in person or by proxy at the Meeting and voting on the Merger Proposal, not including abstentions and broker non-votes. Approval of the Merger Proposal also requires that a majority of the voting power present in person or by proxy at the Meeting and voting, excluding abstentions and the Purchaser, Merger Sub, any person or entity holding, directly or indirectly, either 25% or more of the voting power or the right to appoint 25% or more of the directors of the Purchaser or Merger Sub and anyone acting on behalf of any of the foregoing, including their family members or entities under their control, shall not have voted against the Merger. Record holders of our outstanding ordinary shares as of June 2, 2008, the record date for holders of our ordinary shares entitled to notice of, and to vote at, the Meeting, are entitled to one vote at the Meeting per ordinary share held. Our ordinary shares constitute the only outstanding class of our share capital.

        Certain of our shareholders holding, in the aggregate, approximately 20% of our outstanding ordinary shares, or Gilat Shares, have executed an irrevocable proxy and unilateral undertaking in favor of the Purchaser under which those shareholders have agreed, among other things, to give the Purchaser a proxy to vote such Gilat Shares in favor of the Merger Proposal. The form of irrevocable proxy and unilateral undertaking entered into by such shareholders is attached as Appendix C to the enclosed Proxy Statement and we urge you to read it carefully in its entirety.

        Enclosed with this letter you will find a formal Notice of Meeting and the related Proxy Statement. The enclosed Proxy Statement provides you with detailed information about the Meeting and the Merger.

        YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

        Thank you for your cooperation.

Very truly yours, AMIRAM LEVINBERG Chairman of the Board of Directors

GILAT SATELLITE NETWORKS LTD.
Gilat House, 21 Yegia Kapayim Street
Kiryat Arye, Petah Tikva 49130, Israel
(Telephone: +972 3 925 2003; Fax: +972 3 925 2945)

NOTICE OF EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON July 3, 2008

Petah Tikva, Israel May 30, 2008

To the Shareholders of Gilat Satellite Networks Ltd.:

        NOTICE IS HEREBY GIVEN that a meeting of shareholders of our company, or the Meeting, will be held at our executive offices, at the address specified above on Thursday, July 3, 2008 at 11:00 a.m. (Israel time). Throughout this Proxy Statement, we use terms such as “Gilat,” “we”, “us”, “our” and “our company” to refer to Gilat Satellite Networks Ltd. and terms such as “you” and “your” to refer to our shareholders.

        The agenda of the Meeting will be as follows:

1.	To approve an increase in the coverage amount under our Directors’ and Officers’ Liability Insurance Policy from US$15,000,000 to US$20,000,000 for any one claim and in the aggregate for all claims during the policy period, and to approve additional coverage under a “Side A” Directors’ and Officers’ Liability Insurance Policy of up to US$5,000,000 for any one claim and in the aggregate for all claims during the policy period;

2.	To extend the term of the employment agreement between us and our Chief Executive Officer and Chairman of the Board of Directors, Mr. Amiram Levinberg, which currently expires in July 2008, for one additional year under the same terms as currently in effect; and

3.	To approve the Agreement and Plan of Merger, dated as of March 31, 2008, or the Merger Agreement, by and among Galactic Holdings Ltd., an Israeli company, or the Purchaser, Galactic Acquisition Company Ltd., an Israeli company and a wholly owned subsidiary of the Purchaser, or the Merger Sub, and our company, the Merger, as defined below, and to approve the other transactions contemplated by the Merger Agreement, or the Merger Proposal. The Merger Agreement provides, among other things, that:

–	Merger Sub will merge with and into our company, with our company continuing as the surviving corporation (the “Merger”);

–	following the Merger, we will become a private company and a wholly owned subsidiary of the Purchaser; and

–	the Gilat Shares, outstanding at the effective time of the Merger, other than Gilat Shares then held by certain of the Investors as defined in this Proxy Statement, the Purchaser or Merger Sub, which ordinary shares will be cancelled, with no consideration delivered in exchange therefor, will automatically be converted into the right to receive US$11.40 in cash, without interest and less any applicable withholding taxes.

        The full text of the Merger Agreement is included as Appendix A to the enclosed Proxy Statement and is incorporated herein by reference and we urge you to read it carefully in its entirety.

        OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF ITEMS 1 THROUGH 3.

        Shareholders of record at the close of business on June 2, 2008 are entitled to notice of and to vote at the Meeting. This Proxy Statement is being mailed to our shareholders on or about June 3, 2008.

        IT IS IMPORTANT THAT YOUR GILAT SHARES BE REPRESENTED AT THE MEETING. Whether or not you plan to attend in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope in a timely manner in order that it is received by us not later than forty-eight hours before the Meeting. No postage is required if mailed in the United States. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before your proxy has been voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the matters described in Items 1 through 3 above.

        By signing and returning the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not: (a) a person or entity holding, directly or indirectly, either 25% or more of the voting power or the right to appoint 25% or more of the directors of the Purchaser or the Merger Sub, or a Purchaser Affiliate; (b) a person or entity acting on behalf of the Purchaser, Merger Sub or any Purchaser Affiliate; or (c) a family member of, or an entity controlled by the Purchaser, Merger Sub or any Purchaser Affiliate.

        If your shares are held in “street name”, through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meeting.

        Joint holders of Gilat Shares should take note that, pursuant to our Articles of Association, the vote of the senior of joint holders of any Gilat Share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of such Gilat Shares, and for this purpose seniority will be determined by the order in which the names appear in the register of shareholders.

        Please do not send your certificates representing Gilat Shares at this time. If the Merger Proposal is approved and the Merger is subsequently completed, instructions for surrendering your certificates in exchange for the Merger consideration will be sent to you.

By order of the Board of Directors, AMIRAM LEVINBERG Chairman of the Board of Directors

Petah Tikva, Israel
May 30, 2008

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

        We are furnishing this Proxy Statement to our shareholders in connection with the solicitation by our Board of Directors of proxies to be used at a meeting of shareholders as it may be adjourned or postponed from time to time, or the Meeting, to be held on Thursday, July 3, 2008 at 11:00 a.m. (Israel time), at our executive offices at the above address. Throughout this Proxy Statement, we use terms such as “Gilat,” “we”, “us”, “our” and “our company” to refer to Gilat Satellite Networks Ltd. and terms such as “you” and “your” to refer to our shareholders.

        The agenda of the Meeting will be as follows:

1.	To approve an increase in the coverage amount under Gilat’s Directors’ and Officers’ Liability Insurance Policy from US$15,000,000 to US$20,000,000 for any one claim and in the aggregate for all claims during the policy period, and to approve additional coverage under a “Side A” Directors’ and Officers’ Liability Insurance Policy of up to US$5,000,000 for any one claim and in the aggregate for all claims during the policy period;

2.	To extend the term of the employment agreement between us and our Chief Executive Officer and Chairman of the Board of Directors, Mr. Amiram Levinberg, which currently expires in July 2008, for one additional year under the same terms as currently in effect; and

3.	To approve the Agreement and Plan of Merger, dated as of March 31, 2008, or the Merger Agreement, by and among Galactic Holdings Ltd., an Israeli company, or the Purchaser, Galactic Acquisition Company Ltd., an Israeli company and a wholly owned subsidiary of the Purchaser, or the Merger Sub, and our company, and to approve the Merger, as defined below, and the other transactions contemplated by the Merger Agreement, or the Merger Proposal. The Merger Agreement provides, among other things, that:

–	Merger Sub will merge with and into our company, with our company continuing as the surviving corporation (the “Merger”);

–	following the Merger, we will become a private company and a wholly owned subsidiary of the Purchaser; and

–	the Gilat Shares, outstanding at the effective time of the Merger, other than Gilat Shares then held by certain of the Investors (as defined in this Proxy Statement), the Purchaser or Merger Sub, which ordinary shares will be cancelled, with no consideration delivered in exchange therefor, will automatically be converted into the right to receive US$11.40 in cash, without interest and less any applicable withholding taxes.

        The full text of the Merger Agreement is included as Appendix A to this Proxy Statement and is incorporated herein by reference and we urge you to read it carefully in its entirety.

        OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF ITEMS 1 THROUGH 3

Voting

        Only holders of record of the Gilat Shares at the close of business on the record date, June 2, 2008, are entitled to notice of, and to vote at, the Meeting. We had 39,824,179 ordinary shares outstanding as of May 28, 2008. Each Gilat Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting. A quorum must be present in order for the Meeting to be held. The presence in person or by proxy of at least two shareholders holding Gilat Shares that are entitled to vote in the aggregate at least 25% of the Gilat Shares outstanding on the record date will constitute a quorum for the transaction of business at the Meeting. If within half an hour from the time established for the commencement of the Meeting a quorum is not present, the Meeting shall stand adjourned to July 10, 2008, at the same time and place, unless determined otherwise by the Chairman of the Board with the consent of the majority of the voting power represented at the Meeting in person or by proxy at such time and voting on the question of adjournment at the Meeting. The presence in person or by proxy of any two shareholders of Gilat will constitute a quorum for the transaction of business at such adjourned Meeting.

        Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

        Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by executing and delivering to Gilat a proxy as detailed below. If your shares are held in “street name” through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meeting.

        Proxies will be solicited by our Board of Directors. Proxies will be solicited by mail and will be mailed to our shareholders on or about June 3, 2008. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding such proxy materials to the beneficial owners of our shares. In addition, we have retained Georgeson Inc., or Georgeson, to assist in the solicitation of proxies and will pay Georgeson approximately US$12,500 plus reasonable out-of-pocket expenses for such assistance. In addition, we will indemnify Georgeson against any losses arising out of that firm’s proxy soliciting services on our behalf.

        All Gilat Shares represented by properly executed proxies received by us no later than forty-eight hours prior to the Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of each of the matters described in Items 1 through 3 above. A shareholder returning a proxy may revoke it at any time prior to commencement of the Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Gilat Satellite Networks Ltd., Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel, Attention: General Counsel.

ITEM 1 – INCREASING THE COVERAGE AMOUNT PROVIDED UNDER OUR
DIRECTORS AND OFFICERS INSURANCE POLICY

        The Israeli Companies Law, 5759-1999, or the Companies Law, and our Articles of Association authorize us, subject to the requisite corporate approvals, to increase the insurance coverage under the insurance policy issued for the benefit of our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors. Specifically, the purchase of insurance and increase of coverage for directors is required to be approved by our Audit Committee, Board of Directors and shareholders.

        The Companies Law provides that a company may not enter into an insurance policy which would provide coverage for the liability of an officer or director for: (a) a breach of his or her duty of loyalty, except if he or she acted in good faith and had a reasonable cause to assume that such act would not prejudice the interests of the Company; (b) a breach of his or her duty of care committed intentionally or recklessly, as opposed to negligently; (c) an act or omission done with the intent to unlawfully realize personal gain; or (d) a fine or monetary settlement imposed upon him or her.

        We believe that it is in our best interest to increase the current directors’ and officers’ liability insurance coverage for the benefit of our directors and officers from $15,000,000 to US$20,000,000 for any one claim and in the aggregate for all claims during the policy period, and to approve additional coverage under a “Side A” Directors’ and Officers’ Liability Insurance Policy of up to US$5,000,000 for any one claim and in the aggregate for all claims during the policy period, in order to enable us to attract and retain highly qualified directors and officers.

        Under the Companies Law, directors’ and officers’ liability insurance is required to be approved by the audit committee – which includes at least two external directors, board of directors and shareholders, in that order. Our Audit Committee and Board of Directors approved the increased directors’ and officers’ liability insurance coverage on May 28, 2008. You are now being asked to approve the increased directors’ and officers’ liability insurance coverage which will increase coverage of our company and our directors, officers and certain other employees up to a maximum of US$20,000,000 for any one claim and in the aggregate for all claims during the policy period, and to approve additional coverage under a “Side A” Directors’ and Officers’ Liability Insurance Policy of up to US$5,000,000 for any one claim and in the aggregate for all claims during the policy period. The total cost of the increase in the premium amount is expected to be $12,000 annually.

Required Vote:

        The affirmative vote of a majority of the voting power in our company present, in person or by proxy, and voting on the matter is required for the approval thereof.

        It is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, that the increase in the coverage under the directors’ and officers’ liability insurance described in the Proxy Statement relating to the Meeting, be approved.”

        The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 2 – EXTENSION OF THE EMPLOYMENT AGREEMENT OF OUR CHIEF
EXECUTIVE OFFICER AND CHAIRMAN OF THE BOARD OF DIRECTORS, MR. AMIRAM
LEVINBERG

        Mr. Amiram Levinberg, our Chairman of the Board of Directors and Chief Executive Officer is party to a three year employment agreement with us which will expire in July 2008. Under this employment agreement, Mr. Levinberg is entitled to (a) a salary of NIS 100,000 per month; (b) options to purchase 915,000 of our ordinary shares; (c) a “transaction bonus” equal to 0.82% of our market value in a transaction or series of related transactions following which a company, person or a group of persons or companies acting together will purchase from our shareholders, in a bona fide arms length transaction, 50% or more of our then outstanding share capital, subject to Mr. Levinberg complying with certain prior conditions; and (d) participate in our annual bonus plan, subject to the specific approval of the shareholders.

        Under the Companies Law, arrangements regarding the compensation of directors, including in their capacity as officers of the Company, are required to be approved by the audit committee, board of directors and shareholders, in that order. On May 28, 2008, our Audit Committee and Board of Directors, excluding Mr. Levinberg, who excused himself from the deliberations and voting due to his personal interest in the matter, approved the extension of the employment agreement of Mr. Levinberg, our Chairman of the Board of Directors and Chief Executive Officer, for one additional year, under the same terms as currently in effect (without any additional grant of options). You are now being asked to approve such extension of the employment agreement of Mr. Levinberg, under the same terms described in the foregoing paragraph.

Required Vote:

        The affirmative vote of a majority of the voting power in our company present, in person or by proxy, and voting on the matter is required for the approval thereof.

        It is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, that the extension of the term of the employment agreement between our company and our Chief Executive Officer and Chairman of the Board of Directors, Mr. Amiram Levinberg, which currently expires in July 2008, for one additional year under the same terms as currently in effect is hereby approved.”

        The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 3 – APPROVAL OF THE MERGER AGREEMENT, THE MERGER AND THE
MERGER PROPOSAL

Required Vote:

        Approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Gilat Shares present in person or by proxy at the Meeting and voting on the Merger Proposal, not including abstentions and broker non-votes. Approval of the Merger Proposal also requires that a majority of the voting power present, in person or by proxy, at the Meeting and voting, excluding abstentions and the Purchaser, Merger Sub, any person or entity holding, directly or indirectly, either 25% or more of the voting rights or the right to appoint 25% or more of the directors of the Purchaser or Merger Sub (each such person or entity is referred to throughout this Proxy Statement as a Purchaser Affiliate), or anyone acting on behalf of any of the foregoing, including their family members or entities under their control, shall not have voted against the Merger.

        It is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement be, and they hereby are, approved.”

        The Board of Directors recommends a vote FOR approval of the proposed resolution.

QUESTIONS AND ANSWERS ABOUT THE MERGER

        The following questions and answers are intended to briefly address certain commonly asked questions regarding the Merger, the Merger Agreement and the Meeting. These questions and answers may not address all the questions that may be important to you as a shareholder of our company. Please refer to the section of this Proxy Statement entitled “Summary” and more detailed information contained elsewhere in this Proxy Statement, the appendices to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you should read carefully. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 84.

Q:	What is the proposed Merger?

A:	The proposed Merger is the acquisition of our company by the Purchaser pursuant to the Merger Agreement. Following the completion of the Merger, our company will become a private company and a wholly owned subsidiary of the Purchaser.

Q:	What will I receive in the Merger?

A:	Upon completion of the Merger, you will be entitled to receive US$11.40 in cash, without interest, less any applicable withholding taxes, for each of your Gilat Shares outstanding as of the effective time of the Merger (as defined in the section of this Proxy Statement entitled “The Merger Agreement – Effective Time of the Merger” beginning on page 60 of this Proxy Statement). You will not receive any shares in the surviving corporation in connection with the Merger nor will you have any ownership interest in the surviving corporation following the completion of the Merger.

Q:	When and where is the Meeting?

A:	The Meeting will be held on Thursday, July 3, 2008, at 11:00 a.m. (Israel time), at our executive offices located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel.

Q:	What am I being asked to vote on?

A:	You are being asked to approve the Merger Proposal, which is a proposal to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. Other than the approval of the Merger Proposal and the approval of Items 1 and 2 set forth in the section of this Proxy Statement entitled “Introduction,” we do not currently expect there to be any other matters on the agenda at the Meeting.

Q:	What vote is required for our shareholders to approve the Merger Proposal?

A:	The approval of the Merger Proposal requires the affirmative vote of the holders of a majority of the Gilat Shares present in person or by proxy at the Meeting and voting on the Merger Proposal, not including abstentions and broker non-votes.

However, since, to our knowledge, certain Purchaser Affiliates hold shares in our company, approval of the Merger Proposal also requires that a majority of the shares that are present and voting at the Meeting, in person or by proxy, excluding abstentions, and the Purchaser, Merger Sub, any Purchaser Affiliate and anyone acting on their behalf, including their family members or entities under their control, shall not have voted against the Merger. By completing, signing and returning the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not: (a) a Purchaser Affiliate; (b) a person or entity acting on behalf of the Purchaser, Merger Sub or any Purchaser Affiliate; or (c) a family member of, or an entity controlled by Purchaser, Merger Sub or any Purchaser Affiliate.

Q:	How does our Board of Directors recommend that I vote?

A:	Our Board of Directors has approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and recommends that you vote “FOR” the approval of the Merger Proposal, and “FOR” the approval of the other two proposals on the agenda for the Meeting.

Q:	Why is our Board of Directors recommending that I vote for approval of the Merger Proposal?

A:	Our Board of Directors has determined that the terms and provisions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, are fair to and in the best interests of our company and our shareholders. For additional information see the sections of this Proxy Statement entitled “The Merger–Background of the Merger” beginning on page 36 and “The Merger–Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors” beginning on page 38.

Q:	If the Merger is completed, when can I expect to receive the Merger consideration for my shares? Should I send my stock certificates now?

A:	Once all conditions to closing of the Merger are satisfied, including receipt of all governmental approvals and tax pre-rulings and receipt of the merger certificate from the Companies Registrar, we will be able to effect the closing of the Merger. Payment should occur after the closing, as described in the following paragraph. You should be aware that since some of the closing conditions require third party consents and approvals, we cannot give an exact estimate as to when the closing will occur. In the event that all closing conditions are fulfilled other than obtaining the tax pre-rulings, we will apply to the Israeli Tax Authority for an extension of time with respect to the obligation to deduct or withhold Israeli Tax at source from the Merger consideration and proceed with the closing of the Merger, subject to the consent of the Purchaser, in which case the closing of the Merger will occur and payment will be made to the paying agent but the distribution to shareholders may be delayed until receipt of the required tax approvals. For additional information see the sections of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger” beginning on page 49.

Promptly after the Merger is completed, the paying agent will send you a letter of transmittal with detailed instructions regarding the surrender of your certificates representing Gilat Shares in exchange for the Merger consideration and any other documentation required to facilitate payment. You should not send your certificates representing Gilat Shares to us or anyone else until you receive such instructions. The paying agent will send the Merger consideration to you as promptly as practicable following its receipt of your certificates and other required documents, including a tax declaration form. If your shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender of your “street name” shares in exchange for the Merger consideration.

Q:	When will the Merger be completed?

A:	We are working to complete the Merger as soon as practicable and expect to complete the Merger during the third quarter of calendar year 2008, but because the Merger is subject to governmental and regulatory approvals and certain other conditions, some of which are beyond our and the Purchaser’s control, the exact timing cannot be predicted nor can it be guaranteed that the Merger will ever be completed. The Merger Agreement may be terminated if the Merger is not completed by September 28, 2008, so long as the terminating party’s breach of the Merger Agreement did not cause the failure to close. See the section of the Proxy Statement entitled “The Merger Agreement-Conditions to the Merger” for a summary description of these conditions.

Q:	What effects will the proposed Merger have on our company?

A:	As a result of the proposed Merger, we will cease to be a publicly traded company and will be a private wholly owned subsidiary of the Purchaser. You will no longer have any economic interest in our future earnings or growth. Following the completion of the proposed Merger, the registration of the Gilat Shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, and under the Israeli Securities Law 5728-1968, as amended, will be terminated upon application to the U.S. Securities and Exchange Commission, or SEC, and to the Tel Aviv Stock Exchange, respectively. In addition, upon completion of the proposed Merger, the Gilat Shares will no longer be listed on any stock exchange, including NASDAQ Global Market and the Tel Aviv Stock Exchange.

Q:	What happens if the Merger is not completed?

A:	If the Merger Agreement is not approved by our shareholders or if the Merger is not completed for any other reason, our shareholders will not receive any portion of the Merger consideration for their Gilat Shares. Instead, we will remain an independent public company and the Gilat Shares will continue to be listed on the NASDAQ Global Market and on the Tel Aviv Stock Exchange. Under circumstances specified in the Merger Agreement, we may be required to pay the Purchaser a termination fee or reimburse the Purchaser for its out-of-pocket expenses as described in the section of this Proxy Statement entitled “The Merger Agreement–Termination Fees and Expenses.” In addition, if the Merger is not completed under other specified circumstances, the Purchaser will be required to pay us a termination fee. See the section of this Proxy Statement entitled “The Merger Agreement–Termination Fees and Expenses.”

Q:	What do I need to do now?

A:	This Proxy Statement contains important information regarding the Merger as well as information about us. It also contains important information regarding the factors considered by our Board of Directors in evaluating the Merger. We urge you to read this Proxy Statement carefully in its entirety. You should also complete, sign and date the enclosed proxy card and return it in the enclosed envelope. You should also review the documents referenced under the section of this Proxy Statement entitled “Where You Can Find More Information” on page 84.

Q:	How do I vote?

A:	You should indicate on the enclosed proxy card how you want to vote, and date, sign and mail it in the enclosed envelope as soon as possible, so that your shares can be voted at the Meeting. The Meeting will take place on Thursday, July 3, 2008 at 11:00 a.m. (Israel time), at our executive offices. Whether or not you submit a proxy, you may attend the Meeting and vote your shares in person.

Q:	What do I do if I want to change my vote?

A:	You may send a written notice of revocation, or send a later-dated, completed and signed proxy card relating to the same shares, to our General Counsel so it is received prior to the Meeting. Gilat Shares represented by properly executed proxies received by us not later than forty-eight hours prior to the Meeting will be voted at the Meeting in accordance with the directions on the proxies, unless such proxies have been previously revoked or superseded. Alternatively, you may attend the Meeting and vote in person.

Q:	If my shares are held in "street name" by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:	Your bank, broker or other nominee will vote your shares only if you provide instructions to your bank, broker or other nominee on how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares and be sure to provide your bank, broker or other nominee with instructions on how to vote your shares. If your shares are held in “street name” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Q:	Who can vote at the Meeting?

A:	Only those holders of record of outstanding Gilat Shares at the close of business (4:00 p.m. E.S.T.) on June 2, 2008, the record date for the Meeting, are entitled to notice of, and to vote at the Meeting. As of May 28, 2008, 39,824,179 Gilat Shares were outstanding.

Q:	What happens if I sell my shares before the Meeting?

A:	The record date for the Meeting is earlier than the Meeting and the date that the Merger is expected to be completed. If you transfer your Gilat Shares after the record date but before the Meeting, you will retain your right to vote at the Meeting, but will have transferred the right to receive the Merger consideration with respect to such Gilat Shares. In order to receive the Merger consideration of US$11.40 per Gilat Share, you must hold your Gilat Shares through the completion of the Merger.

Q:	Am I entitled to appraisal rights in connection with the Merger?

A:	No. Under Israeli law, holders of Gilat Shares are not entitled to appraisal rights in connection with the Merger.

Q:	Who can help answer my questions?

A:	If you have additional questions about the Merger Agreement or the Merger, or would like additional copies of this Proxy Statement or the enclosed proxy card, you should contact Ayelet Shaked, at our executive offices located at Gilat House, 21 Yegia Kapayim Street, Petah Tikva 49130, Israel; telephone number: +972-3-925-2003; fax number: +972-3–925-2945. You may also contact Georgeson, our proxy solicitor, at 877-278-3835 (toll-free from the U.S. and Canada) or 201-356-3223 (from all other countries, call collect). Banks and brokerage firms can call collect at 212-440-9800.

SUMMARY

        This Summary highlights selected information from this Proxy Statement and may not contain all of the information that is important to you. To better understand the Merger Proposal and the other proposals described in the section of this Proxy Statement entitled “Introduction” upon which you are being asked to vote, you should read this entire Proxy Statement carefully, as well as the appendices attached to this Proxy Statement and the additional documents to which we refer you. See the section of this Proxy Statement entitled “Where You Can Find More Information” on page 84. Each item in this Summary includes a page reference directing you to a more complete description of that topic. Throughout this Proxy Statement, all references to “Gilat,” “we,” “us,” “our” or words of like import are references to Gilat Satellite Networks Ltd. and its subsidiaries, and all references to “$” or to “US$” are to United States dollars.

The Parties to the Merger (Page 29)

        Our company was formed and registered in 1987 under the laws of the State of Israel as a company with limited liability, and we became a publicly traded company in 1993. We are a leading global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. We design, produce and market VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite. We have a large installed customer base and have shipped more than 670,000 VSAT units to customers in over 85 countries on six continents since 1989. As of March 31, 2008, we had a total workforce of approximately 970 employees worldwide.

        Galactic Holdings Ltd., or the Purchaser, is an Israeli company formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement. The Purchaser has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. The Purchaser is a private company wholly owned by affiliates of The Gores Group LLC, or The Gores Group, Mivtach Shamir Holdings Ltd., or Mivtach Shamir, companies affiliated with Roy Ben-Yami, Ami Lustig and Eytan Stibbe and DGB Investments, Inc., or DGB Investments, each, an Investor and collectively, the Investors. The Gores Group is a Los Angeles, California based private investment firm focused on acquiring controlling interests in mature and growing businesses. Mivtach Shamir is an Israel-based investment company listed on the Tel Aviv Stock Exchange (TASE: MISH) and invests principally in the fields of industry, technology and communications, and real estate. Roy Ben-Yami, Ami Lustig and Eytan Stibbe are the shareholders of LR Group Ltd., or the LR Group, and have interests in various fields including telecommunications, real estate, aviation and healthcare worldwide. DGB Investments is a wholly-owned investment vehicle of Douglas G. Bergeron.

        Galactic Acquisition Company Ltd., or the Merger Sub, is an Israeli company and a wholly owned subsidiary of the Purchaser formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement.

The Merger (Page 60)

        The Merger Agreement provides that Merger Sub will merge with and into our company, or the Merger. We will be the surviving corporation in the Merger, or the Surviving Corporation. In the Merger, the Gilat Shares issued and outstanding as of the effective time of the Merger, other than Gilat Shares then held by the Purchaser, Merger Sub or certain of the Investors, which will be cancelled with no consideration delivered in exchange therefor, will be converted into the right to receive US$11.40 in cash, without interest and less any applicable withholding taxes, which we refer to in this Proxy Statement as the Merger consideration.

Effects of the Merger (Page 60)

        If the Merger is completed, you will be entitled to receive US$11.40 in cash, without interest and less any applicable withholding taxes, for each Gilat Share owned by you as of the effective time of the Merger. As a result of the Merger, we will become a private wholly owned subsidiary of the Purchaser and will cease to be a publicly traded company. You will not receive any shares of the Surviving Corporation in connection with the Merger nor will you have any ownership interest in the Surviving Corporation following the completion of the Merger.

Treatment of Options (Page 61)

        Under the terms of the Merger Agreement, each outstanding option to purchase Gilat Shares that is unexercised as of the effective time of the Merger, whether or not vested, will be cancelled and converted into the right to receive a cash payment equal to the number of Gilat Shares underlying the outstanding options multiplied by the amount, if any, by which US$11.40 exceeds the option exercise price, without interest and less any applicable withholding taxes.

        As of the effective time of the Merger, all options to purchase Gilat Shares shall no longer be outstanding and shall automatically cease to exist, and each holder of such options shall cease to have any rights with respect thereto, except the right to receive the consideration indicated in the preceding paragraph.

The Meeting (Page 31)

        Time and Place (Page 31)

        The Meeting will be held on Thursday, July 3, 2008, at 11:00 a.m. (Israel time), at our executive offices located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel.

        Purpose (Page 31)

        At the Meeting, you will be asked to (a) approve an increase in the coverage amount under our directors’ and officers’ liability insurance policy from US$15,000,000 to US$20,000,000 for any one claim and in the aggregate for all claims during the policy period, and to approve additional coverage under a “Side A” Directors’ and Officers’ Liability Insurance Policy of up to US$5,000,000 for any one claim and in the aggregate for all claims during the policy period, (b) extend the term of the employment agreement between us and our Chief Executive Officer and Chairman of the Board of Directors, Mr. Amiram Levinberg which currently expires in July 2008, for one additional year under the same terms as currently in effect, and (c) approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, or the Merger Proposal.

        Record Date and Quorum Requirements (Page 32)

        You are entitled to vote at the Meeting if you owned Gilat Shares at the close of business on June 2, 2008, the record date for the Meeting. As of May 28, 2008, there were 39,824,179 Gilat Shares outstanding and entitled to vote. The presence, in person or by proxy, of at least two Gilat shareholders who collectively hold at least 25% of the voting rights of Gilat Shares on the record date is necessary to constitute a quorum at the Meeting.

        Voting Rights and Vote Required (Page 33)

        You will have one vote for each Gilat Share that you owned on the record date.

        The approval of Item 1 on the agenda requires the affirmative vote of the holders of a majority of the voting power in our company present, in person or by proxy, and voting on the matter.

        The approval of Item 2 on the agenda requires the affirmative vote of the holders of a majority of the voting power in our company present, in person or by proxy, and voting on the matter.

        The affirmative vote of the holders of a majority of the Gilat Shares present, in person or by proxy, at the Meeting and voting on the Merger Proposal (not including abstentions and broker non-votes) is required to approve Item 3 – the Merger Proposal. The Merger cannot be completed unless the Merger Proposal is approved by our shareholders. However, since to our knowledge, certain Purchaser Affiliates hold shares in our company, approval of the Merger Proposal also requires that a majority of the shares that are present and voting at the Meeting, in person or by proxy, excluding the Purchaser, Merger Sub, any Purchaser Affiliate, or anyone acting on their behalf, including their family members or entities under their control, shall not have voted against the Merger. By completing, signing and returning the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not: (a) a Purchaser Affiliate; (b) a person or entity acting on behalf of the Purchaser, Merger Sub or any Purchaser Affiliate; or (c) a family member of, or an entity controlled by Purchaser, Merger Sub or any Purchaser Affiliate.

        Certain of our shareholders holding, in the aggregate, approximately 20% of the outstanding Gilat Shares have executed an irrevocable proxy and unilateral undertaking in favor of the Purchaser under which those shareholders have agreed, among other things, to give the Purchaser a proxy to vote such Gilat Shares in favor of the Merger Proposal.

        Voting and Proxies (Page 34)

        Any shareholder of record entitled to vote at the Meeting may vote in person by attending the Meeting or by submitting the enclosed proxy card. If your Gilat Shares are held in “street name” by your bank, broker, or other nominee you should instruct your bank, broker, or other nominee on how to vote your Gilat Shares using the instructions provided by your bank, broker, or other nominee. If you do not provide your bank, broker, or other nominee with instructions, your Gilat Shares will not be voted. You may revoke your proxy by (a) delivering a notice of revocation to our General Counsel (b) submitting a later-dated proxy or (c) attending the Meeting and voting in person. Gilat Shares represented by properly executed proxies received by us forty-eight hours prior to the Meeting will, unless such proxies have been previously revoked or superceded, be voted at the Meeting in accordance with the directions on the proxies. If you have instructed your bank, broker, or other nominee to vote your Gilat Shares, you must follow the instructions of your bank, broker, or other nominee to change or revoke your instructions.

Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors (Page 38)

        Audit Committee. Our Audit Committee unanimously approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, determined that the Merger is in the best interests of our company and our shareholders and recommended that the Board of Directors (a) approve the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement and (b) recommend that our shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. For a discussion of the material factors considered by the Audit Committee in reaching its conclusions, see “The Merger–Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors” beginning on page 38.

        Board of Directors. Our Board of Directors, acting upon the unanimous recommendation of the Audit Committee has, (a) determined that the Merger is in the best interests of our company and our shareholders, (b) approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, (c) determined that no reasonable concern exists that as a result of the Merger we will be unable to fulfill our obligations to our creditors, (d) directed management to call the Meeting and to take such other actions as are necessary to complete the Merger and (e) resolved to recommend that our shareholders approve the Merger Agreement, Merger and the other transactions contemplated by the Merger Agreement. Mr. Amiram Levinberg, our Chairman of the Board, excluded himself from and did not participate in any of our Board of Directors’ discussions and vote on the Merger in order to avoid any doubt of a conflict of interest. For more information, please see the section of this Proxy Statement entitled “The Merger–Interests of our Officers and Directors in the Merger” beginning on page 57.

        The Board of Directors recommends that our shareholders vote “FOR” approval of the Merger Proposal and “FOR” approval of the other two proposals on the agenda for the Meeting.

Opinion of Our Financial Advisor (Page 42)

        In connection with the Merger, our Board of Directors received a written opinion, dated March 30, 2008, from our financial advisor, UBS Securities LLC, or UBS, as to the fairness, from a financial point of view and as of the date of such opinion, of the US$11.40 per share consideration to be received in the Merger by holders of Gilat Shares (other than excluded holders). For purposes of UBS’ opinion, the term “excluded holders” refers to (i) shareholders of Gilat that have executed an irrevocable proxy and unilateral undertaking in favor of the Purchaser and their respective affiliates and (ii) holders of beneficial interests in the Purchaser and their respective affiliates to the extent they are holders of Gilat Shares. The full text of UBS’ written opinion, dated March 30, 2008, is attached to this Proxy Statement as Appendix B and describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken. UBS’ opinion relates only to the fairness, from a financial point of view, of the US$11.40 per share consideration to be received in the Merger and does not address any other aspect of the Merger. The opinion does not address the relative merits of the Merger as compared to other business strategies or transactions that might be available with respect to our company or our company’s underlying business decision to effect the Merger, nor does the opinion constitute a recommendation to any shareholder as to how to vote or act with respect to the Merger. UBS’ opinion was provided solely for the benefit of our Board of Directors in connection with, and for the purpose of, its evaluation of the Merger and may not be relied upon by any third party (including any shareholder of our company) or used for any other purpose.

No Appraisal Rights (Page 47)

        Under Israeli law, holders of Gilat Shares are not entitled to appraisal rights in connection with the Merger.

Financing (Page 48)

        The estimated amount of funds necessary to complete the Merger and related transactions will be approximately US$516,100,000, which amount will consist of (a) approximately US$475,000,000 to be paid to our shareholders and option holders pursuant to the Merger Agreement, (b) approximately US$7,400,000 in fees and expenses incurred in connection with the Merger and (c) approximately US$33,700,000 for the repayment of our existing indebtedness in connection with the completion of the Merger. This amount does not include transaction bonuses to be paid by us to certain key employees in connection with the Merger which are contingent upon their continued employment with us for a period of between six to twelve months.

        The foregoing amounts will be provided through a combination of (a) approximately US$178,000,000 in equity contributions to the Purchaser by the Investors and/or their affiliates, as further described below, (b) up to US$315,000,000 in debt financing to Purchaser and Merger Sub, as further described below and (c) our cash on hand. Funding of each of the equity contributions and the debt financing is subject to the satisfaction of the conditions set forth in the commitment letters under which the equity contributions and the financing will be provided. See the section of this Proxy Statement entitled “The Merger–Financing of the Merger” beginning on page 48.

        Equity Financing. The Purchaser has received an equity commitment letter from the Investors, pursuant to which, and subject to the conditions contained therein, the Investors have agreed, severally and not jointly, to make contributions to the Purchaser, which, together with the debt financing described below and our cash on hand, will provide the funds necessary to complete the Merger and related transactions.

        Debt Financing. The Purchaser has received a commitment from Bank Hapoalim B.M. to provide, subject to the conditions contained therein, debt financing, which together with the equity financing described above and our cash on hand, will provide the funds necessary to complete the Merger and related transactions.

Material Tax Consequences of the Merger (Page 49)

        United States Federal Income Tax Consequences

        In general, if you are a U.S. Holder (as defined in the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger” beginning on page 49 of this Proxy Statement), the Merger will be a taxable transaction to you for U.S. federal income tax purposes pursuant to which you will recognize capital gain or loss in an amount equal to the difference between your tax basis in your Gilat Shares and the amount of cash received.

        However, the tax consequences of the Merger to each Gilat shareholder will depend on such shareholder’s particular facts and circumstances. If you are a U.S. Holder you are urged to consult your tax advisor as to the particular tax consequences of the Merger to you, including the effects of applicable state, local, foreign or other tax laws, withholding tax consequences and possible changes in the tax laws. See the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger” beginning on page 49 of this Proxy Statement.

        Israeli Tax Consequences

        Your receipt of cash in exchange for your Gilat Shares pursuant to the Merger will be a taxable transaction for Israeli tax purposes, unless a specific exemption is available under Israeli tax law or unless a double taxation prevention treaty between Israel and your country of residence provides otherwise. If you are a non-Israeli resident, you may be eligible for an exemption from such Israeli tax. You may be subject to the Israeli withholding tax (currently 20% for an individual and 25% for a corporation), unless an exemption or relief is provided from such withholding tax. If you are a U.S. Holder, any withheld amount may, subject to the limitations in U.S. tax laws applicable to foreign tax credits, be credited against your U.S. federal income tax liability. Our company and the Purchaser have agreed to request a pre-ruling from the Israeli Tax Authority that will provide an exemption from Israeli withholding tax with respect to holders of Gilat Shares that are non-Israeli residents. You should consult your tax advisor about the particular tax consequences of the Merger to you. See the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Israeli Income Tax Consequences” beginning on page 51.

Regulatory Matters (Page 54)

        We are required to obtain certain Israeli and foreign governmental and regulatory approvals in connection with the Merger, including the Investment Center of the Ministry of Industry, Trade and Labor, the Israeli Antitrust Commissioner, the United States Federal Communications Commission and the United States Committee on Foreign Investment. We received the provisional approval of the Investment Center on May 25, 2008. See the section of this Proxy Statement entitled “The Merger–Regulatory Matters–Israeli and Foreign Governmental Approvals and Notices” beginning on page 54. We do not currently anticipate that these approvals will delay completion of the Merger.

        The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, and the rules and regulations thereunder, provide that certain merger transactions, including the Merger, may not be completed until required information and materials have been furnished to the U.S. Department of Justice and the Federal Trade Commission, and certain waiting periods have expired or been terminated. We received notice that the waiting period under the HSR Act was terminated early on May 12, 2008.

        There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

        The Merger will become effective following the fulfillment (or waiver, to the extent permissible under applicable law) of all conditions precedent set forth in the Merger Agreement, the receipt of all of the required governmental and regulatory approvals and the issuance of the Merger Certificate by the Israeli Companies Registrar.

Interests of our Officers and Directors in the Merger (Page 57)

        In considering the recommendation of our Board of Directors, you should be aware that our directors and executive officers may have personal interests in the Merger that are different from, or in addition to, your interests as a shareholder, and that those interests may present actual or potential conflicts of interest. Our Board of Directors was aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, in reaching its decision to approve the Merger Agreement and the Merger.

        In particular, you should note that our Chairman of the Board and Chief Executive Officer, Amiram Levinberg, will be entitled to receive approximately US$9,000,000 if the Merger is completed (which includes a special transaction bonus payable to him should he remain employed by us for a period of at least six months following the completion of the Merger).

Irrevocable Proxies and Unilateral Undertakings (Page 81)

        In connection with the Merger, certain of our shareholders holding, in the aggregate, approximately 20% of the outstanding Gilat Shares have executed an irrevocable proxy and unilateral undertaking in favor of the Purchaser under which those shareholders have agreed, among other things, to give the Purchaser a proxy to vote such Gilat Shares in favor of the Merger Proposal and against any other Acquisition Proposal (as defined in the Merger Agreement attached to this Proxy Statement as Appendix A). A form of the irrevocable proxy executed by such shareholders is attached to this Proxy Statement as Appendix C and we urge you to read it carefully in its entirety.

Conditions to the Merger (Page 71)

        Conditions to Each Party’s Obligations. Each party’s obligation to complete the Merger is subject to the satisfaction (or waiver, if permissible under applicable law) of the following conditions:

–	the approval of the Merger by our shareholders;

–	the following governmental approvals and/or notices shall have been obtained and/or provided (or the applicable waiting periods shall have expired or terminated):

š	notice to the Office of the Chief Scientist in Israel;

š	approval of the Investment Center of the Israeli Ministry of Industry, Trade and Labor;

š	obtaining the Israeli tax pre-rulings;

š	notice to the Israeli Ministry of Defense;

š	compliance with antitrust requirements;

š	approval of the United States Federal Communications Commission; and

š	receipt of notice from the Committee on Foreign Investment in the United States;

–	at least fifty days shall have elapsed after the filing of the merger proposals with the Israeli Companies Registrar by both us and Merger Sub and at least thirty days shall have elapsed from the approval of the Merger by the shareholders of each of our company and Merger Sub;

–	we and Merger Sub shall have received the merger certificate from the Israeli Companies Registrar, or the Merger Certificate; and

–	no injunction, judgment, order, decree, statue, law, ordinance, rule or regulation issued by any governmental authority of competent jurisdiction or other similar legal restraint or prohibition that prohibits, restrains or renders illegal the completion of the Merger shall be in effect.

        Conditions to the Purchaser’s and Merger Sub’s Obligations. The obligation of the Purchaser and Merger Sub to complete the Merger is subject to the satisfaction or waiver, if permissible under applicable law, of the following additional conditions:

–	our representations and warranties set forth in the Merger Agreement shall be true and correct in the manner described in the section of this Proxy Statement entitled “The Merger Agreement-Conditions to the Merger;"

–	we must have performed in all material respects all obligations we are required to perform under the Merger Agreement at or prior to the closing date of the Merger and we must deliver to the Purchaser at the closing of the Merger a certificate to such effect; and

–	between the date of the Merger Agreement and the closing date of the Merger, there must not have been any Material Adverse Effect (as defined in the section of this Proxy Statement entitled “The Merger Agreement-Representations and Warranties”beginning on page 63) on our company.

        Conditions to Our Obligations. Our obligation to complete the Merger is subject to the satisfaction or waiver, if permissible under applicable law of the following additional conditions:

–	the representations and warranties of the Purchaser shall be true and correct in the manner described in the section of this Proxy Statement entitled “The Merger Agreement-Conditions to the Merger;” and

–	the Purchaser must have performed in all material respects all obligations they are required to perform under the Merger Agreement at or prior to the closing date of the Merger and the Purchaser must deliver to us at the closing of the Merger a certificate to such effect.

Restrictions on Solicitation of Other Offers (Page 73)

        We have agreed that neither we nor any of our subsidiaries will, directly or indirectly:

–	solicit, initiate, propose or encourage or take any other action to facilitate any inquiry, discussion, offer or request that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or make, submit or announce any Acquisition Proposal;

–	participate or otherwise engage in any negotiations regarding an Acquisition Proposal with, or furnish any nonpublic information to, or afford access to the property, books or records of our company or its subsidiaries to any person that has made or, to our knowledge, is considering making an Acquisition Proposal or grant any waiver or release under any standstill agreement;

–	engage in discussions regarding an Acquisition Proposal with any person that has made or, to our knowledge, is considering making an Acquisition Proposal, except to notify such Person as to the existence of these provisions relating to restrictions on solicitation;

–	approve, endorse or recommend any Acquisition Proposal; or

–	enter into any letter of intent or agreement in principle or any agreement or other arrangement providing for any Acquisition Proposal.

        Notwithstanding these limitations, if at any time prior to obtaining the approval of our shareholders of the Merger Proposal, we receive an Acquisition Proposal which:

–	constitutes a Superior Proposal (as defined in the Merger Agreement attached to this Proxy Statement as Appendix A) or our Board of Directors determines in good faith could reasonably be expected to result in a Superior Proposal; and

–	our Board of Directors has concluded in good faith, after consultation with our outside legal advisors, that the failure of our Board of Directors to furnish such information or engage in such discussions or negotiations would be inconsistent with the directors’exercise of their fiduciary obligations to our shareholders under applicable law;

        then we may take the following actions:

–	furnish nonpublic information to the third party making such Acquisition Proposal, if, and only if, prior to so furnishing such information, we receive from the third party an executed confidentiality agreement on terms no less favorable in any material respect to us than the terms of the confidentiality agreement executed between us and the Investors and provided that, any such information must be provided to the Purchaser as promptly as is reasonably practicable after its provision to such third party to the extent not previously made available to the Purchaser; and

–	engage in discussions or negotiations with the third party with respect to the Acquisition Proposal.

Change of Recommendation/Termination in Connection with a Superior Proposal (Page 75)

        The Merger Agreement requires us to duly call, give notice of, convene and hold a meeting of our shareholders to approve the Merger Agreement. In this regard, our Board of Directors has resolved to take such actions with respect to the Meeting and recommend that our shareholders approve the Merger Agreement. However, our Board of Directors may, at any time prior to the approval of the Merger Agreement by our shareholders, make a change of recommendation or terminate the Merger Agreement and enter into a definitive agreement with respect to a Superior Proposal if the Board of Directors has concluded in good faith, after consultation with Gilat’s outside legal advisors, that the failure of the Board of Directors to effect a change of recommendation or approve or recommend a Superior Proposal, as applicable, would be inconsistent with the Board of Directors’ exercise of its fiduciary obligations to Gilat’s shareholders under applicable law. The Board of Directors may not effect such change of recommendation or termination unless the following conditions have been met:

–	three business days shall have passed from the Purchaser’s receipt of a written notice from us advising the Purchaser of our intent to take such action and describing the material terms and conditions of the Superior Proposal and as promptly as practicable thereafter we must provide a copy of the relevant proposed transaction agreements for such Superior Proposal, and state that we intend to effect a change in recommendation; and

–	during such three business day period, we must negotiate with the Purchaser and Merger Sub in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

        Any material amendment to the financial terms of such Superior Proposal shall require a new notice of Superior Proposal and a new three business day period.

        In addition, the Board of Directors shall not approve or recommend a Superior Proposal unless our company immediately terminates the Merger Agreement, subject to our payment to the Purchaser of the applicable termination fee, as described in further detail in the section of this Proxy Statement entitled “The Merger Agreement–Termination Fees and Expenses” beginning on page 77.

Termination of the Merger Agreement (Page 75)

        We and the Purchaser may agree to terminate the Merger Agreement without completing the Merger at any time. The Merger Agreement may also be terminated in certain other circumstances, including:

–	by either us or the Purchaser if:

š	the Merger is not completed by September 28, 2008, or the End Date, so long as the terminating party’s breach of the Merger Agreement did not cause the failure to close;

š	the Meeting shall have been convened and concluded and shareholder approval of the Merger shall not have been obtained; or

š	any legal restraint that prohibits the completion of the Merger is in effect and has become final and non-appealable, provided that the terminating party has used its reasonable best efforts to remove such restraint and that its failure to perform its obligations under the Merger Agreement is not the primary cause of such restraint;

–	by us if:

š	the Purchaser has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements in the Merger Agreement that would give rise to the failure of a closing condition and cannot be or has not been cured within thirty calendar days after receipt of written notice of such breach or failure;

š	the closing conditions have been satisfied and the Purchaser has failed to complete the Merger within ten business days (or such longer period specified by us in a notice to the Purchaser scheduling the closing of the Merger) after the later of (a) the first day that the closing conditions have been satisfied and (b) the date on which we provide such notice to the Purchaser undertaking to close the Merger; or

š	such termination is effected prior to obtaining shareholder approval in order to enter into an agreement with respect to a Superior Proposal, provided that such termination shall be conditioned on and subject to our paying the Purchaser the termination fee as required under the Merger Agreement;

–	by the Purchaser if:

š	we have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements in the Merger Agreement that would give rise to the failure of a closing condition and cannot be or has not been cured within thirty calendar days after receipt of written notice of such breach or failure; or

š	our Board of Directors or any committee thereof has (a) changed or withdrawn its recommendation that our shareholders approve the Merger, (b) failed to recommend against a tender or exchange offer constituting an Acquisition Proposal, except to the extent permitted pursuant to the solicitation provisions set forth in the Merger Agreement, (c) recommended to our shareholders or approved any Acquisition Proposal or (d) failed to include its recommendation with respect to the Merger in any materials sent to our shareholders in connection with the Meeting;

Termination Fees and Expenses (Page 77)

        Expenses

        Each party has agreed to reimburse the other party’s reasonable, actual and documented out-of-pocket fees and expenses incurred prior to termination up to an aggregate maximum amount of US$5,000,000 if such party terminates the Merger Agreement because the breaching party has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements in the Merger Agreement that would give rise to the failure of a closing condition and such breach or failure cannot be or has not been cured within thirty calendar days after receipt of written notice thereof. The Purchaser is required to pay such expenses and fees if such breach or failure to perform is not intentional. If the Purchaser’s breach is intentional, other provisions apply, as detailed below.

        Termination Fee Payable by Us

        We have agreed to pay the Purchaser a termination fee in the amount of US$14,239,000 if:

–	the Merger Agreement is terminated by us at any time prior the receipt of the approval of our shareholders because our Board of Directors has approved or recommended a Superior Proposal in which case we are required to pay the termination fee prior to or simultaneously with such termination;

–	the Merger Agreement is terminated by the Purchaser, because our Board of Directors or any committee thereof has (a) changed or withdrawn its recommendation that our shareholders approve the Merger, (b) failed to recommend against a tender or exchange offer constituting an Acquisition Proposal, except to the extent permitted pursuant to the solicitation provisions set forth in the Merger Agreement, (c) recommended to our shareholders or approved any Acquisition Proposal or (d) failed to include its recommendation with respect to the Merger in any materials sent to our shareholders in connection with the Meeting, in which case we are required to pay such termination fee no later than two business days after such termination; or

–	prior to the termination of the Merger Agreement:

š	a bona fide Acquisition Proposal (substituting for such purpose 50% for the 20% threshold set forth in the definition of Acquisition Proposal in the Merger Agreement attached hereto as Appendix A) is publicly proposed or otherwise privately communicated to the Board of Directors;

š	the Merger Agreement is terminated by (a) us or the Purchaser as a result of reaching the End Date, (b) the Purchaser if the Meeting, or any adjournment or postponement thereof, has been convened and concluded and shareholder approval of the Merger has not been obtained or (c) the Purchaser because we have breached or failed to perform in any material respect any of our representations, warranties, covenants or other agreements in the Merger Agreement that would give rise to the failure of a closing condition and such breach or failure cannot be or has not been cured within thirty calendar days after receipt of written notice thereof; and

š	no later than nine months after such termination, any definitive agreement providing for any Acquisition Proposal has been entered into or any Acquisition Proposal completed;

in which event we are required to pay the termination fee simultaneously with the completion of such Acquisition Proposal or any Acquisition Proposal relating thereto.

        Termination Fee Payable by the Purchaser

        The Purchaser has agreed to pay us a termination fee in the amount of US$47,463,000 if:

–	we terminate the Merger Agreement because the Purchaser has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements in the Merger Agreement that would give rise to the failure of a closing condition and cannot be or has not been cured within thirty calendar days after receipt of written notice thereof, if such breach or failure to perform is intentional (intentional breach to include, for this purpose, if the Purchaser obtains equity and debt financing that causes our Board of Directors to reasonably determine that such financing would prevent it from approving the Merger pursuant to applicable law such determination to be made after consultation with counsel and an internationally recognized investment bank regarding our company’s ability to fulfill its financial obligations) and as of the date of such termination the closing conditions have been satisfied, in which case the Purchaser is required to pay such termination fee no later than ten business days after such termination; or

–	we terminate the Merger Agreement because the closing conditions have been satisfied and the Purchaser has failed to complete the Merger within ten business days (or such longer period specified by us in a notice to the Purchaser scheduling the closing of the Merger) after the later of (a) the first day that the closing conditions have been satisfied and (b) the date on which we provide such notice to the Purchaser undertaking to close the Merger, in which case the Purchaser is required to pay such termination fee no later than ten business days after such termination.

Limited Guaranty (Page 48)

        In connection with the Merger Agreement, each Investor provided us with a separate limited guaranty, pursuant to which, each of the Investors or an affiliate of such Investor has agreed to provide us with a guaranty of (a) payment of the termination fee payable by the Purchaser, if any, and (b) payment of our expenses payable by the Purchaser, if any, in the case of each Investor, up to a maximum amount equal to its respective pro rata share of the aggregate amount of US$47,463,000 in respect of the termination fee and US$5,000,000 in respect of our expenses. Our sole recourse against each of the Investors is as set forth in each limited guaranty.

Market Price of Gilat Shares (Page 82)

        The average closing price of the Gilat Shares on the NASDAQ Global Market during the thirty trading days ended May 8, 2007, the last trading day prior to filing of the immediate report by Mivtach Shamir, disclosing its offer to us to acquire all outstanding shares of our company for US$10.00 per share, was US$8.62. On May 28, 2008, the most recent practicable date before this Proxy Statement was printed, the closing price for the Gilat Shares on the NASDAQ Global Market was US$10.93 per Gilat Share. For further information regarding our historical share prices, please see the section of this Proxy Statement entitled “Market Price Information” on page 82.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This Proxy Statement and the documents to which we refer you in this Proxy Statement contain forward-looking statements based on estimates and assumptions. There are forward-looking statements throughout this Proxy Statement, including, without limitation, under the sections of this Proxy Statement entitled “Questions and Answers about the Merger,” “Summary,” “The Merger” and “Regulatory Matters” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees of future performance and may involve risks and uncertainties that could cause our actual growth, results of operations, performance and business prospects, and opportunities to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:

–	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

–	the outcome of any legal proceedings that may be instituted against Gilat and others relating to the Merger Agreement;

–	the inability to complete the Merger due to the failure to obtain shareholder approval or the failure to satisfy other conditions to completion of the Merger;

–	the failure to obtain the necessary debt financing arrangements set forth in commitment letters received in connection with the Merger;

–	the failure of the Merger to close for any other reason;

–	risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the Merger;

–	the effect of the announcement of the Merger on our customer relationships, operating results and business generally;

–	the amount of the costs, fees, expenses and charges related to the Merger and the actual terms of certain financings that will be obtained for the Merger;

–	the distraction of our management resulting from the proposed transaction; and

–	other risks detailed in our current filings with the SEC, including those set forth under the heading “Risk Factors” in our most recent annual report on Form 20-F. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 84.

        Many of the factors that will determine our future results are beyond our ability to control or predict. In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, levels of activity, performance or achievements. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

THE PARTIES TO THE MERGER

Our Company

Gilat Satellite Networks Ltd.

        We were formed and registered in 1987 under the laws of the State of Israel as a company with limited liability and became a publicly traded company on the NASDAQ Global Market in 1993 and on the Tel Aviv Stock Exchange in 2004.

        We are a leading global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. We design, produce and market VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth-based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite. We have a large installed customer base and have shipped more than 670,000 VSAT units to customers in over 85 countries on six continents since 1989. As of March 31, 2008, we had a total workforce of approximately 970 employees worldwide

        For more information about our company, please visit our website at www.gilat.com. The information provided on our website is not part of this Proxy Statement, and therefore is not incorporated by reference. See also the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 84. The Gilat Shares are publicly traded on the NASDAQ Global Market and the Tel Aviv Stock Exchange under the symbol “GILT.”

Purchaser

Galactic Holdings Ltd.

        Galactic Holdings Ltd., which we refer to as the Purchaser, is an Israeli company formed for the purpose of effecting the Merger and transactions contemplated by the Merger Agreement. The Purchaser has not engaged in any business except for activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement.

        The Purchaser is an Israeli company wholly owned by affiliates of The Gores Group, Mivtach Shamir, companies affiliated with Roy Ben-Yami, Ami Lustig and Eytan Stibbe and DGB Investments. The Gores Group is a Los Angeles, California based private investment firm focused on acquiring controlling interests in mature and growing businesses. Mivtach Shamir is an Israel-based investment company listed on the Tel Aviv Stock Exchange (TASE: MISH) and invests principally in the fields of industry, technology and communications, and real estate. Roy Ben-Yami, Ami Lustig and Eytan Stibbe are the shareholders of the LR Group, and have interests in various fields including telecommunications, real estate, aviation and healthcare worldwide. DGB Investments is a wholly-owned investment vehicle of Douglas G. Bergeron.

Merger Sub

Galactic Acquisition Company Ltd.

        Galactic Acquisition Company Ltd., which we refer to as Merger Sub, is an Israeli company and a wholly owned subsidiary of the Purchaser formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement. Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement. Upon the completion of the proposed Merger, Merger Sub will cease to exist, and we will continue as the Surviving Corporation.

THE EXTRAORDINARY GENERAL MEETING

Time and Place of the Meeting

        This Proxy Statement is being furnished to holders of Gilat Shares in connection with the solicitation of proxies by and on behalf of our Board of Directors for use at the Meeting to be held on Thursday, July 3, 2008, at 11:00 a.m. (Israel time), at our executive offices, and at any adjournment or postponement thereof. We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about June 3, 2008 to all holders of Gilat Shares entitled to notice of, and to vote at, the Meeting.

Purposes of the Meeting; Proposed Resolutions

        Merger Proposal. At the Meeting, other than Items 1 and 2 set forth in the section of this Proxy Statement entitled “Introduction” including, without limitation, the vote required for the approval of each of such Items 1 and 2, our shareholders will consider and vote on the Merger Proposal, which is a proposal to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. To approve the Merger Proposal, it is proposed that the following resolution be adopted at the Meeting:

        “RESOLVED, that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement be, and they hereby are, approved.”

        Our shareholders must approve the Merger Proposal in order for the Merger to be completed. A copy of the Merger Agreement is attached to this Proxy Statement as Appendix A, and we urge you to read it carefully in its entirety. For more information about the Merger and the Merger Agreement, see the sections of this Proxy Statement entitled “The Merger” and “The Merger Agreement” beginning on pages 36 and 60, respectively.

        Other Matters. You will also consider any other business that may properly come before the Meeting or any adjournment or postponement of the Meeting. We do not expect there to be any other matters on the agenda at the Meeting.

Recommendation of the Board of Directors of Gilat

        Our Board of Directors has approved the Merger Proposal following the approval thereof by our Audit Committee. OUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF OUR COMPANY AND OUR SHAREHOLDERS AND RECOMMENDS THAT YOU AND THE OTHER SHAREHOLDERS OF OUR COMPANY VOTE “FOR” THE APPROVAL OF THE MERGER PROPOSAL AND “FOR” THE APPROVAL OF THE OTHER TWO PROPOSALS ON THE AGENDA FOR THE MEETING. See the section of the Proxy Statement entitled “The Merger–Our Reasons for the Merger.”

Record Date, Method of Voting and Quorum Requirements

        In accordance with the Companies Law and our Articles of Association, the Board of Directors has fixed June 2, 2008 as the record date for determining the shareholders entitled to notice of, and to vote at, the Meeting. Accordingly, you are entitled to notice of, and to vote at, the Meeting only if you were a record holder of Gilat Shares at the close of business (4:00 p.m. E.S.T.) on that date, irrespective of the amount of Gilat Shares in your possession on such date. As of May 28, 2008, there were 39,824,179 Gilat Shares outstanding. Your shares may be voted at the Meeting only if you are present or your shares are represented by a valid proxy.

        You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in “street name” as beneficial owner. Shares held in “street name” are shares held on your behalf by a bank, a broker in a stock brokerage account or a nominee.

        The method of voting differs for shares held as a record holder and shares held in “street name.” Record holders will receive proxy cards. Holders of shares in “street name” will receive voting instruction cards in order to instruct their banks, brokers or other nominees how to vote.

        Proxy cards and voting instruction cards are being solicited on behalf of our Board of Directors from our shareholders in favor of the Merger Proposal as described in this document.

        You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held.

        Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

        A quorum of shareholders is necessary to have a valid meeting of our shareholders. The presence, in person or by proxy, of at least two of our shareholders who collectively hold at least 25% of the voting rights of Gilat Shares on the record date is necessary to constitute a quorum at the Meeting.

        Abstentions and broker “non-votes” count as present for establishing a quorum. A broker “non-vote” occurs when a broker is not permitted to vote on an item without instructions from the beneficial owner of the shares and no instructions are given.

Voting Rights and Vote Required

        Each Gilat Share outstanding as of the record date will be entitled to one vote at the Meeting.

        The affirmative vote of the holders of a majority of the Gilat Shares present, in person or by proxy, at the Meeting and voting on the Merger Proposal, not including abstentions and broker non-votes, is required to approve the Merger Proposal. Under the Companies Law, the Merger Proposal will not be deemed approved if a majority of the Gilat Shares voted on the Merger Proposal, excluding those held by abstentions and by the Purchaser, Merger Sub, any Purchaser Affiliate and anyone acting on their behalf, including their family members or entities under their control, vote against the Merger Proposal. By completing, signing and mailing the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not: (a) a Purchaser Affiliate; (b) a person or entity acting on behalf of the Purchaser, Merger Sub or any Purchaser Affiliate; or (c) a family member of, or an entity controlled by Purchaser, Merger Sub or any Purchaser Affiliate. If you have any doubt about this matter, we urge you to consult with an Israeli lawyer or our General Counsel. The Merger cannot be completed unless the Merger Proposal is approved by our shareholders.

        A proxy card of a record shareholder that is signed and returned that does not indicate a vote “for” or “against” a proposal will be counted as a vote “for” that proposal.

        A bank, broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners. However, such bank, broker or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Merger Proposal, without instructions from the customer. Shares held by a bank, broker or nominee that are not voted at the Meeting because the customer has not provided instructions to the bank, broker or nominee will not be considered to be votes “for” or “against” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

        Certain of our shareholders holding, in the aggregate, approximately 20% of the outstanding Gilat Shares have executed an irrevocable proxy and unilateral undertaking in favor of the Purchaser under which those shareholders have agreed, among other things, to give the Purchaser a proxy to vote such Gilat Shares in favor of the Merger Proposal.

Adjournment and Postponement

        Our shareholders may also be asked to vote to adjourn or postpone the Meeting for the purpose of soliciting additional proxies in favor of any proposals on the agenda of the Meeting. An adjournment or postponement of the Meeting may be made from time to time by the holders of Gilat Shares representing a majority of the votes present, in person or by proxy, at the Meeting.

        In addition, if a quorum of our shareholders is not present within thirty minutes following the time that the Meeting is scheduled to commence, the Meeting will automatically be adjourned. In such event, the Meeting will be reconvened to the same day in the following week, at the same time and place, unless determined otherwise by the Chairman of the Board with the consent of the majority of the voting power represented at the Meeting in person or by proxy at such time and voting on the question of adjournment. The presence in person or by proxy of any two shareholders of Gilat will constitute a quorum for the transaction of business at such adjourned Meeting.

Voting Procedures; Revoking Proxies or Voting Instructions

        Shareholders of Record

        If you are a shareholder of record, meaning that your Gilat shares and your stock certificate(s) were registered in your name with us and our transfer agent as of the record date, you may vote (a) in person by attending the Meeting or (b) by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

        You may revoke your proxy at any time before the vote is taken at the Meeting by (a) delivering to our General Counsel or to our transfer agent a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) by properly submitting a later-dated proxy relating to the same shares or (c) by attending the Meeting and voting in person (although attendance at the Meeting will not, by itself, revoke a proxy). Gilat Shares represented by properly executed proxies received by us no later than forty eight hours prior to the Meeting will, unless such proxies have been previously revoked or superceded, be voted at the Meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to: Gilat Satellite Networks Ltd., Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel, Attention: General Counsel. Written notices of revocation may also be faxed to us at +972-3-925-2945 or to our transfer agent at (718) 921-8387.

        You may also be represented by another person present at the Meeting by executing a proxy designating such person to act on your behalf.

        If you sign, date and return your proxy card without indicating how you want to vote, your Gilat Shares will be voted in favor of all the proposals on the agenda of the Meeting and, in the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

        Shares Held in Street Name

        If you hold your Gilat Shares in “street name” through a bank, broker or other nominee you should follow the instructions on the form you receive from your bank, broker or other nominee. If your Gilat Shares are held in “street name” and you wish to vote such shares by attending the Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee. If your Gilat Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

        Voting of Proxies

        All shares represented at the Meeting by valid proxies that we receive as a result of this solicitation (other than proxies that are revoked or superceded before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your Gilat Shares will be voted for the proposals on the agenda of the Meeting and, in the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

        Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “for” or “against” the Merger Proposal or any other proposal and will have no effect on the result of the vote.

Position Statements

        Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to us to the attention of our General Counsel at the above address no later than ten days following the record date. Reasonable costs incurred by our company in dealing with such a position statement shall be borne by the submitting shareholder.

Solicitation of Proxies

        This Proxy Solicitation is being made and paid for by us on behalf of our Board of Directors. In addition to solicitation by mail, our directors, officers and employees of our company may solicit proxies for the Meeting from our shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.

        Our company has also made arrangements with Georgeson Inc., or Georgeson, to assist us in soliciting proxies for the Meeting and has agreed to pay Georgeson approximately US$12,500, plus reasonable out-of-pocket expenses, for these services, and to indemnify Georgeson against any losses arising out of that firm’s proxy soliciting services on our behalf. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Gilat Shares held of record by those persons, and we will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

        SHAREHOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING GILAT SHARES WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR CERTIFICATES IN EXCHANGE FOR THE MERGER CONSIDERATION.

        SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Questions and Additional Information

        If you have questions about the Merger or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact Ayelet Shaked, at our executive offices located at Gilat House, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 49130, Israel; telephone number: +972-3-925-2003; fax number: +972-3-925-2945. You may also contact Georgeson, our proxy solicitor, at 877-278-3835 (toll-free from the U.S. and Canada) or 201-356-3223 (from all other countries, call collect). Banks and brokerage firms can call collect at 212-440-9800.

THE MERGER

        The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement to this Proxy Statement as Appendix A and we recommend that you read it carefully in its entirety.

Background of the Merger

        On April 12, 2007, Mr. Meir Shamir, the Chairman of the Board of Mivtach Shamir, initiated a discussion with Mr. Amiram Levinberg, our Chief Executive Officer and Chairman of the Board, in which Mr. Shamir indicated his desire, together with DGB Investments, to acquire Gilat.

        On April 25, 2007, Mr. Levinberg received a letter of interest from Mivtach Shamir and DGB Investments to acquire 100% of the outstanding Gilat Shares for US$10.00 per share.

        On April 30, 2007, our Board of Directors responded with a letter to each of Mivtach Shamir and DGB Investments confirming receipt of their proposal and indicating that our Board of Directors would discuss and evaluate the letter of interest and consider the proposal.

        On May 9, 2007, in response to market rumors suggesting that Mivtach Shamir had submitted an offer to acquire all outstanding Gilat Shares, Mivtach Shamir issued an immediate report to the Tel Aviv Stock Exchange.

        In May 2007, our company retained UBS as our financial advisor to assist us in evaluating our strategic alternatives, including a potential sale of our company, and in formulating a response to the proposal from Mivtach Shamir and DGB Investments.

        On June 4, 2007, our Board of Directors met together with our legal and financial advisors. At this meeting, our Board of Directors reviewed with UBS certain strategic alternatives for our company. After extensive discussion, our Board of Directors directed our management, with the assistance of UBS, to evaluate a “limited” sale process of our company. The Board of Directors also instructed our management, with the assistance of UBS, to continue exploring other strategic alternatives, including potential acquisitions.

        Approximately 27 potential buyers were contacted on behalf of our Board of Directors to explore sale opportunities for us, of which 13 parties showed an interest in the opportunity and 10 parties ultimately executed confidentiality agreements. Six parties subsequently submitted bids. One such final bid was from a strategic investor for a higher price per Gilat Share than that offered by the Investors. This bid was eventually rejected by our Board of Directors given the conclusion that the price was not sufficient to compensate shareholders for the high risk of us being unable to complete the transaction in a timely manner as a result of obtaining the required regulatory approvals, without harm to our business. The other bids were at prices lower than that offered by the Investors. Initially Mivtach Shamir and DGB Investments submitted a separate bid from The Gores Group, but they subsequently submitted a joint bid to which the LR Group joined.

        In the period beginning June 2007 and until the Merger Agreement was approved, our Board of Directors convened weekly in order to evaluate our strategic alternatives and review the progress and steps involved in evaluating potential bids to purchase our company. Concurrent with these evaluations, our Board of Directors also reviewed potential strategic acquisitions for us.

        During the fourth quarter of 2007 and the beginning of 2008, we met with the Investors and our respective representatives numerous times to discuss and negotiate the terms of a possible Merger and the Merger Agreement, including the purchase price. In the course of these negotiations, the purchase price proposed by the Investors was US$11.60 per outstanding Gilat Share, which would be funded by the Investors through both equity contributions and debt financings. During this time, the parties also negotiated the definitive terms of the Merger and exchanged drafts of the Merger Agreement.

        On January 21, 2008, the Investors informed us that Bank Hapoalim B.M. had agreed to provide the debt financing for the acquisition of the Gilat Shares.

        On February 16, 2008, our Board of Directors and Audit Committee met to discuss the Merger Agreement, together with our legal and financial advisors. At this meeting, our Board of Directors approved the Merger Agreement in principal, subject to approval of the final execution copy of the Merger Agreement.

        Subsequently, in the course of further negotiations between the parties, the purchase price per Gilat Share was renegotiated to US$11.40 per outstanding Gilat Share, which is the price per Gilat Share contemplated by the Merger Agreement.

        On March 27, 2008, our Board of Directors received from the Investors executed documents related to the Merger, including copies of the equity commitment letter, pursuant to which the Investors agreed to make contributions to the Purchaser in an aggregate amount of US$178,000,000, and a copy of the commitment letter from Bank Hapoalim B.M. to provide debt financing to the Purchaser and to Merger Sub up to an aggregate amount of US$315,000,000, which, together with the equity financing described above, will provide the funds necessary to complete the Merger and related transactions.

        On March 30, 2008, our Audit Committee and Board of Directors met to discuss the outstanding matters in the negotiations between the parties. All of the members of our Board of Directors present at the meeting (other than Mr. Amiram Levinberg who excluded himself from and did not participate in any of our Board of Directors’ discussions and vote on the Merger in order to avoid any doubt of a conflict of interest) discussed the potential transaction and then voted “for” the adoption of the following resolutions:

–	approving the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement;

–	determining that the Merger is fair to, and in the best interests of Gilat and its shareholders;

–	determining that no reasonable concern exists that as a result of the Merger Gilat will be unable to fulfill its obligations to its creditors;

–	confirming the treatment of stock options in the Merger;

–	authorizing the filing of a merger proposal with the Israeli Companies Registrar;

–	directing management to call the Meeting, to seek to obtain the requisite approvals and consents and to take such other actions as may be necessary to complete the Merger; and

–	recommending that the shareholders of Gilat approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

        Also at this meeting, our legal counsel reviewed with our Board of Directors the Merger Agreement, the Merger and the Merger Proposal and UBS reviewed with our Board of Directors UBS’ financial analysis of the US$11.40 per share consideration and delivered to our Board of Directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated March 30, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the US$11.40 per share consideration to be received in the Merger by holders of Gilat Shares (other than excluded holders) was fair, from a financial point of view, to such holders.

        On March 31, 2008, we signed the Merger Agreement and issued a press release announcing the signing of the Merger Agreement and related documents.

Our Reasons for the Merger; Recommendation and Determination of our Audit Committee and Board of Directors

        Audit Committee

        Our Audit Committee which convened on March 30, 2008 and again on May 29, 2008, evaluated the terms of the Merger, including the terms and conditions of the Merger Agreement. Our Audit Committee approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, determined that the Merger is in the best interests of our company and our shareholders, approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement and resolved to recommend that our shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

        In the course of reaching its determination, our Audit Committee considered the following factors and potential benefits of the Merger, each of which the members of the Audit Committee believe supported its decision:

–	our Audit Committee’s familiarity with, and information provided by our management as to, the business, financial condition, results of operations, current business strategy and future prospects of our company, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which our company operates and our position in such markets;

–	our Audit Committee’s consideration of various strategic alternatives for our company, including discussions with a number of potential strategic and financial buyers, and the consideration to be paid by the Purchaser in the Merger (including its certainty);

–	the current and historical market prices for Gilat Shares and the fact that the consideration payable in the Merger represents a meaningful premium to those historical prices;

–	the possible alternatives to the Merger, including the prospects of continuing to operate our company as an independent public entity, and the risks and uncertainties associated with such alternatives, including the risks associated with our ability to meet our projections for future results of operations, compared to the certainty of realizing in cash a fair value for their investment provided to our shareholders by the Merger;

–	the fact that the Merger is with an entity that has conducted no activities prior to the Merger and which is well financed to perform its obligations under the Merger Agreement, so no reasonable concern exists that, as a result of the Merger, we will not be able to fulfill our obligations to our creditors;

–	the fact that we may terminate the Merger Agreement and receive a termination fee in the amount of US$47,463,000, in the event that the ultimate debt financing obtained by the Purchaser is on terms different than those presented to the Board of Directors and causes the Board of Directors to reasonably determine that such financing would prevent it from approving the Merger, subject to the terms of the Merger Agreement;

–	the financial and other terms and conditions of the Merger Agreement as reviewed by our Board of Directors and the fact that they were the product of arm’s-length negotiations between the parties;

–	certain terms of the Merger Agreement and related agreements, including:

š	the limited number and nature of the conditions to the Purchaser's obligation to complete the Merger;

š	our ability to terminate the Merger Agreement in order to accept a Superior Proposal, subject to paying a fixed termination fee; and

š	the obligation of the Purchaser to pay us a termination fee if the Merger Agreement is terminated under certain circumstances;

–	the fact that the Merger consideration is all cash, allowing our shareholders to immediately realize a fair value for their investment, while also providing such shareholders certainty of value for their shares;

–	the fact that, for eighteen months from the effective time of the Merger, we will maintain for the benefit of our continuing employees the compensation and benefits (other than equity based compensation plans, and any transactional and change in control bonuses) that are, in the aggregate, substantially comparable to the compensation and benefits currently being provided;

–	recent developments in the industries in which we operate and the impact of such developments on the business and prospects of our company, including the continuing challenging business environment and the impact of consolidation among market participants;

–	the opinion of UBS, dated March 30, 2008, provided to our Board of Directors as to the fairness, from a financial point of view and as of the date of the opinion, of the US$11.40 per share consideration to be received in the Merger by holders of Gilat Shares (other than excluded holders), as more fully described in the section of this Proxy Statement entitled “The Merger –Opinion of Our Financial Advisor;"

–	the financial resources and professional experience of the Investors and the ability of the Investors and their affiliates to help us access new markets for our products; and

–	the fact that the Merger Agreement is required to be submitted to our shareholders for approval, which allows for an informed vote by our shareholders on the merits of the Merger.

        Our Audit Committee also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Merger, including the following:

–	the risks and costs to us if the Merger does not close, including the diversion of management and employee attention, potential employee attrition and the potential effect on our business and our relationships with customers and suppliers;

–	the fact that our shareholders will not participate in any future earnings or growth of our company and will not benefit from any appreciation in value of our company, including any appreciation in value that could be realized as a result of improvements to our operations;

–	the requirement that we pay the Purchaser a termination fee of US$14,239,000 or reimburse the Purchaser for up to US$5,000,000 in expenses, depending on the timing and circumstances surrounding termination of the Merger Agreement;

–	the risk that some provisions of the Merger Agreement and related documents might have the effect of discouraging other persons potentially interested in acquiring our company from pursuing an acquisition of our company;

–	the restrictions on the conduct of our business prior to the completion of the Merger, requiring us to conduct our business only in the ordinary course, subject to specific limitations, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the Merger;

–	the impact of the Merger on our employees; and

–	the possibility that the Merger will not be approved by the necessary governmental authorities.

        We do not intend for the foregoing discussion of the information and factors considered by our Audit Committee to be exhaustive. We do believe, however, that the foregoing discussion summarizes the material factors considered by our Audit Committee in its consideration of the Merger. After considering these factors, our Audit Committee concluded that the positive factors relating to the Merger Agreement and the Merger outweighed any potential negative factors. In view of the number of factors considered by our Audit Committee, and the complexity of these matters, our Audit Committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of our Audit Committee may have assigned different weights to various factors. Our Audit Committee unanimously approved and recommended the Merger Agreement and the Merger based upon the totality of the information presented to and considered by it.

        Our Board of Directors

        Our Board of Directors, acting upon the unanimous recommendation of the Audit Committee, (a) determined that the Merger is in the best interests of our company and our shareholders, (b) approved the execution, delivery and performance of the Merger Agreement and the completion of the Merger and the other transactions contemplated by the Merger Agreement, (c) determined that no reasonable concern exists that as a result of the Merger we will be unable to fulfill our obligations to our creditors, (d) directed management to call an extraordinary meeting of shareholders and to take such other actions as are necessary to complete the Merger and (e) resolved to recommend that our shareholders approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and directed that such matter be submitted for consideration of our shareholders at the Meeting.

        In reaching these determinations, our Board of Directors considered (a) a variety of business, financial and market factors, (b) each of the factors considered by the Audit Committee in its unanimous recommendation, as described above; and (c) the unanimous recommendation of the Audit Committee.

        Mr. Amiram Levinberg, our Chief Executive Officer and Chairman of our Board of Directors, did not participate in the deliberations and voting on the approval of the Merger. See “The Merger–Interests of our Officers and Directors in the Merger” on page 57. The foregoing discussion summarizes the material factors considered by our Board of Directors in its consideration of the Merger. In view of the wide variety of factors considered by our Board of Directors, and the complexity of these matters, our Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of our Board of Directors may have assigned different weights to various factors. Our Board of Directors approved and recommends the Merger Agreement and the Merger based upon the totality of the information presented to and considered by it.

        Our Audit Committee and Board of Directors recommend that you vote “FOR” the proposal to approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

Opinion of Our Financial Advisor

        On March 30, 2008, at a meeting of our Board of Directors held to evaluate the proposed Merger, UBS delivered to our Board of Directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated March 30, 2008, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the US$11.40 per share consideration to be received in the Merger by holders of Gilat Shares (other than excluded holders) was fair, from a financial point of view, to such holders.

        The full text of UBS’ opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Appendix B and is incorporated into this Proxy Statement by reference. UBS’ opinion relates only to the fairness, from a financial point of view, of the US$11.40 per share consideration to be received in the Merger and does not address any other aspect of the Merger. The opinion does not address the relative merits of the Merger as compared to other business strategies or transactions that might be available with respect to our company or our company’s underlying business decision to effect the Merger, nor does the opinion constitute a recommendation to any shareholder as to how to vote or act with respect to the Merger. UBS’ opinion was provided solely for the benefit of our Board of Directors in connection with, and for the purpose of, its evaluation of the Merger and may not be relied upon by any third party (including any shareholder of our company) or used for any other purpose. The following summary of UBS’ opinion is qualified in its entirety by reference to the full text of UBS’ opinion.

        In arriving at its opinion, among other things, UBS:

—	reviewed certain publicly available business and financial information relating to our company, including certain publicly available earnings estimates for our company;

—	reviewed certain internal financial information and other data relating to our company’s business and financial prospects that were provided to UBS by our company’s management and not publicly available, including certain financial forecasts and estimates prepared by our company’s management that our Board of Directors directed UBS to utilize for purposes of its analyses;

—	conducted discussions with members of our company’s senior management concerning our company’s business and financial prospects;

—	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;

—	compared the financial terms of the Merger with the publicly available financial terms of certain other transactions UBS believed to be generally relevant;

—	reviewed current and historical market prices of Gilat Shares;

—	reviewed a draft of the Merger Agreement made available to UBS on March 28, 2008; and

—	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.

        In connection with its review, with the consent of our Board of Directors, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of our Board of Directors, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of our company, and was not furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates prepared by our company’s management referred to above, UBS assumed, at the direction of our Board of Directors, that such forecasts and estimates were reasonably prepared on a basis reflecting the best currently available estimates and judgments of our company’s management as to our company’s future financial performance. With respect to the publicly available earnings estimates referred to above, UBS assumed, at the direction of our Board of Directors, that such estimates represented reasonable estimates and judgments and were appropriate for UBS to utilize in its analyses. UBS’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.

        At the request of our Board of Directors, UBS contacted third parties to solicit indications of interest in a possible transaction with our company and held discussions with certain of these parties prior to the date of UBS’ opinion. At the direction of our Board of Directors, UBS was not asked to, and it did not, offer any opinion as to the terms, other than the US$11.40 per share Merger consideration to the extent expressly specified in UBS’ opinion, of the Merger Agreement or the form of the Merger. In addition, UBS expressed no opinion as to the fairness of the amount or nature of, or any other aspects relating to, any compensation to be received by any officers, directors or employees of any parties to the Merger, or any class of such persons, relative to the US$11.40 per share consideration. In rendering its opinion, UBS assumed, with the consent of our Board of Directors, that (a) the final executed form of the Merger Agreement would not differ in any material respect from the draft that UBS reviewed, (b) our company and the Purchaser would comply with all material terms of the Merger Agreement, and (c) the Merger would be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition of the Merger Agreement. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger would be obtained without any material adverse effect on our company or the Merger. Except as described above, our Board of Directors imposed no other instructions or limitations on UBS with respect to the investigations made or the procedures followed by UBS in rendering its opinion. The issuance of UBS’ opinion was approved by an authorized committee of UBS.

        In connection with rendering its opinion to our Board of Directors, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the selected companies analysis and the selected transactions analysis summarized below, no company or transaction used as a comparison was identical to our company or the Merger. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

        UBS believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’ analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole.

        The estimates of the future performance of our company provided by our company’s management or derived from public sources in or underlying UBS’ analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which were beyond the control of our company. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies actually may be sold.

        The consideration payable in the Merger was determined through negotiation between our company and the Purchaser and the decision of our company to effect the Merger was solely that of our Board of Directors. UBS’ opinion and financial analyses were only one of many factors considered by our Board of Directors in its evaluation of the Merger and should not be viewed as determinative of the views of our Board of Directors or management with respect to the Merger or the consideration payable in the Merger.

        The following is a brief summary of the material financial analyses performed by UBS and reviewed with our Board of Directors on March 30, 2008 in connection with UBS’ opinion relating to the proposed Merger. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’ financial analyses. In the financial analyses summarized below, financial data for our company were based on certain financial forecasts and estimates prepared by our company’s management that our Board of Directors directed UBS to utilize for purposes of its analyses (which, in the case of calendar year 2007, did not reflect, among other things, non-recurring expenses related to sales and uses tax provisions from prior periods that had not been recognized in those periods) and consensus earnings per share, or EPS, estimates as compiled by the Institutional Brokers’ Estimate System.

Selected Companies Analysis

        UBS compared selected financial and stock market data of our company with corresponding data, to the extent publicly available, of the following five publicly traded companies in the satellite-based network communications industry, consisting of two Very Small Aperture Terminal, or VSAT, providers and three satellite equipment providers:

VSAT Providers	Satellite Equipment Providers

—	Hughes Communications, Inc.	—	Comtech Telecommunications Corp.
—	ViaSat, Inc.	—	EMS Technologies, Inc.
		—	Radyne Corporation

        UBS reviewed, among other things, the enterprise values of the selected companies, calculated as equity market value based on closing stock prices on March 28, 2008, plus debt at book value, preferred stock at liquidation value and minority interests at book value, less cash, as multiples of calendar year 2007 earnings before interest, taxes, depreciation and amortization and earnings before interest and taxes, in each case as adjusted to add back stock-based compensation expense, referred to as adjusted EBITDA and adjusted EBIT, respectively, and as multiples of calendar years 2008 and 2009 estimated adjusted EBITDA and estimated adjusted EBIT. UBS also reviewed closing stock prices of the selected companies on March 28, 2008 as a multiple of calendar year 2007 EPS and calendar years 2008 and 2009 estimated EPS. UBS then compared these multiples derived from the selected companies with corresponding multiples implied for our company based on the closing price of Gilat Shares on April 24, 2007 (which was the last trading day prior to Mivtach Shamir’s submission of a letter of interest to acquire our company), the closing price of Gilat Shares on March 28, 2008 and the US$11.40 per share Merger consideration. Financial data for the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. This analysis indicated the following implied high, mean, median and low multiples for the selected companies, as compared to corresponding multiples implied for our company:

	Implied Multiples for Selected Companies				Implied Multiples for Gilat
	High	Mean	Median	Low	Based on Closing Stock Price on 4/24/07	Based on Closing Stock Price on 3/28/08	Based on US$11.40 Per Share Merger Consideration

Enterprise Value
as Multiple of
Adjusted EBITDA:
Calendar Year 2007	10.8x	8.2x	6.9x	6.3x	6.0x	7.7x	8.7x
Calendar Year 2008	9.4x	7.0x	5.8x	5.3x	5.7x	7.3x	8.3x
Calendar Year 2009	6.7x	5.9x	6.6x	4.4x	5.7x	7.3x	8.3x

Enterprise Value
as Multiple of
Adjusted EBIT:
Calendar Year 2007	16.0x	11.8x	11.8x	7.3x	11.5x	14.8x	16.8x
Calendar Year 2008	19.3x	10.4x	7.6x	6.3x	8.5x	10.9x	12.3x
Calendar Year 2009	11.5x	8.6x	8.1x	6.1x	8.9x	11.4x	13.0x

Closing Stock Price
as Multiple of EPS:
Calendar Year 2007	22.3x	18.3x	16.6x	15.3x	17.0x	42.9x	47.0x
Calendar Year 2008	41.2x	20.5x	14.3x	12.7x	15.4x	17.4x	19.1x
Calendar Year 2009	17.7x	15.7x	17.0x	12.3x	16.8x	16.4x	18.0x

Selected Transactions Analysis

        UBS reviewed transaction values in the following selected transactions announced since December 2004 involving VSAT providers, Mobile Satellite Service, or MSS, providers and satellite equipment providers in the satellite-based network communications industry:

VSAT Provider Transactions:

Announcement Date		Acquiror		Target

—	10/26/06	—	Apax Partners Worldwide LLP	—	Telenor Satellite Services AS
—	05/11/06	—	SeaMobile, Inc.	—	Maritime Telecommunications Network, Inc.
—	11/22/05	—	ABRY Partners LLC	—	CapRock Communications, Inc.
—	11/10/05	—	SkyTerra Communications, Inc.	—	Hughes Network Systems, LLC (50% stake)
—	04/07/05	—	Perseus, L.L.C.	—	Maritime Telecommunications Network, Inc.
—	12/06/04	—	SkyTerra Communications, Inc.	—	Hughes Network Systems, LLC (50% stake)

MSS Provider Transactions:

Announcement Date		Acquiror		Target

—	03/19/07	—	Inmarsat plc	—	Stratos Global Corporation
—	07/28/06	—	Apax Partners Worldwide LLP	—	France Telecom Mobile Satellite Communications SA
—	8/15/05	—	Stratos Global Corporation	—	Xantic BV

Satellite Equipment Provider Transactions:

Announcement Date		Acquiror		Target

—	05/29/06	—	Eltek ASA	—	Nera ASA
—	08/30/05	—	Vision Technologies Electronics, Inc.	—	iDirect, Inc.
—	12/09/04	—	Engineered Support Systems Inc.	—	Spacelink International, LLC

        UBS reviewed transaction values in the selected transactions, calculated as the purchase price paid for the target company’s equity, plus debt at book value, preferred stock at liquidation value and minority interests at book value, less cash, as a multiple of latest 12 months adjusted EBITDA. UBS then compared these multiples derived from the selected transactions with the multiple of calendar year 2007 adjusted EBITDA implied for our company based on the US$11.40 per share Merger consideration. Financial data for the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. This analysis indicated the following implied high, mean, median and low multiples for the selected transactions, as compared to the corresponding multiple implied for our company:

	Implied Multiples for Selected Transactions				Implied Multiple for Gilat Based on US$11.40 Per Share Merger Consideration
Transaction Value as Multiple of:	High	Mean	Median	Low

Latest 12 Months Adjusted EBITDA	11.1x	8.4x	8.4x	5.5x	8.7x

Discounted Cash Flow Analysis

        UBS performed a discounted cash flow analysis of our company using certain financial forecasts and estimates prepared by our company’s management for calendar year 2008 through calendar year 2012 that our Board of Directors directed UBS to utilize for purposes of its analyses. UBS also utilized internal estimates of our company’s net operating losses as of December 31, 2007 prepared by our company’s management. UBS calculated a range of implied present values of the stand-alone unlevered, after-tax free cash flows that our company was forecasted to generate from calendar year 2008 through calendar year 2012 using discount rates ranging from 13.5% to 16.5%. UBS also calculated a range of implied terminal values for our company as of December 31, 2012 by applying a range of latest 12 months estimated adjusted EBITDA terminal value multiples of 6.0x to 8.0x to our company’s calendar year 2012 estimated adjusted EBITDA. The implied terminal values were then discounted to present value using discount rates ranging from 13.5% to 16.5%. A range of implied present values of our company’s net operating losses after giving effect to statutory limitations also was calculated using discount rates ranging from 13.5% to 16.5%. The discounted cash flow analysis resulted in a range of implied present values of approximately US$10.00 to US$12.60 per outstanding Gilat Share, as compared to the US$11.40 per share consideration payable in the Merger.

Miscellaneous

        Under the terms of UBS’ engagement, we agreed to pay UBS for its financial advisory services in connection with the Merger an aggregate fee currently estimated to be approximately US$4.5 million, a portion of which was payable in connection with UBS’ opinion and a significant portion of which is contingent upon consummation of the Merger. In addition, we agreed to reimburse UBS for its reasonable expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

        In the past, UBS and its affiliates have provided services to The Gores Group unrelated to the proposed Merger, for which UBS and its affiliates received compensation, including having acted as financial advisor to The Gores Group in connection with the sale of a portfolio company of The Gores Group in 2006. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of our company and certain affiliates of the Purchaser and, accordingly, may at any time hold a long or short position in such securities.

        Our company selected UBS as our financial advisor in connection with the Merger because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

No Appraisal Rights; Objections by Creditors

        Under Israeli law, holders of Gilat Shares are not entitled to appraisal rights in connection with the Merger. Under the Israeli Companies Law, objections to the Merger may be filed by our creditors with the Israeli district court. The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, we will not be able to satisfy its obligations to its creditors following completion of the Merger.

Financing of the Merger

        The estimated amount of funds necessary to complete the Merger and related transactions will be approximately US$516,100,000, which amount will consist of (a) approximately US$475,000,000 to be paid to our shareholders and option holders pursuant to the Merger Agreement, (b) approximately US$7,400,000 in fees and expenses incurred in connection with the Merger and (c) approximately US$33,700,000 for the repayment of our existing indebtedness in connection with the completion of the Merger. This amount does not include transaction bonuses to be paid by us to certain key employees in connection with the Merger which are contingent upon their continued employment with us for a period of between six to twelve months.

        The foregoing amounts will be provided through a combination of (a) approximately US$178,000,000 in equity contributions to the Purchaser by the Investors and/or their affiliates, as further described below, (b) up to US$315,000,000 in debt financing, as further described below, and (c) our cash on hand. Funding of each of the equity contributions and the debt financing is subject to the satisfaction of the conditions set forth in the commitment letters under which the equity contributions and the debt financing will be provided.

        Equity Financing. The Purchaser has received an equity commitment letter from the Investors pursuant to which, subject to the conditions contained therein, the Investors have agreed, severally and not jointly, to make contributions to the Purchaser in an aggregate amount of US$178,000,000, or the Equity Commitment, which, together with the debt financing described below and our cash on hand, will provide the funds necessary to complete the Merger and related transactions. The Equity Commitment is subject to (a) the satisfaction or waiver of all of the conditions to the Purchaser’s obligation to complete the Merger under the Merger Agreement and (b) the contemporaneous closing of the debt financing.

        Debt Financing. The Purchaser and Merger Sub have received a commitment from Bank Hapoalim B.M. to provide, subject to the conditions contained therein, debt financing in an aggregate amount of up to US$315,000,000, which, together with the equity financing described above and our cash on hand, will provide the funds necessary to complete the Merger and related transactions. The availability of such debt financing is subject to, among other things, (a) completion of the Merger, (b) consummation of the Equity Commitment, (c) compliance with certain financial covenants and ratios, and (d) the delivery of definitive documentation.

Limited Guaranty

        In connection with the Merger Agreement, each Investor provided us with a separate limited guaranty pursuant to which each of the Investors or an affiliate of such Investor has agreed to provide us with a guaranty of (a) payment of the termination fee, payable by the Purchaser, if any, and (b) payment of our expenses payable by the Purchaser, if any, in the case of each Investor, up to a maximum amount equal to its respective pro rata share of the aggregate amount of US$47,463,000 in respect of the termination fee and US$5,000,000 in respect of our expenses. Each guaranty will remain in full force and effect until the earlier of (a) the completion of the Merger and (b) one year after the termination of the Merger Agreement, provided that the limited guaranty will not terminate as to any claim for which notice has been given to the respective Investor prior to such termination. Our sole recourse against each of the Investors is as set forth in each limited guaranty.

Material Tax Consequences of the Merger

United States Federal Income Tax Consequences

        The following is a general summary of the material U.S. federal income tax consequences of the Merger to U.S. Holders (as defined below). This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect.

        This discussion is limited to shareholders who hold their Gilat Shares as capital assets within the meaning of Section 1221 of the Code. No ruling has been or will be sought from the U.S. Internal Revenue Service, or the IRS, and no opinion of counsel has been or will be rendered, as to the U.S. federal income tax consequences of the Merger. This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances or the U.S. federal income tax consequences to shareholders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, regulated investment companies, partnerships or other pass-through entities, insurance companies, dealers in securities or foreign currency, traders that have elected to mark-to-market treatment, tax-exempt organizations, certain former citizens or former long-term residents of the United States, persons subject to the alternative minimum tax, U.S. Holders who within the five year period prior to the Merger have held (directly, indirectly or through attribution) 10% or more of our voting shares, persons who own Gilat Shares through a partnership or other pass-through entity, persons that hold the Gilat Shares as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or other integrated investment, or U.S. Holders (as defined below), that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any foreign, state, or local tax consequences, or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.

        As used herein, the term “U.S. Holder” means a beneficial owner of Gilat Shares that is, for U.S. federal income tax purposes:

—	an individual who is a citizen or resident of the United States;

—	a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

—	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

—	a trust (a) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (b) if, in general, it was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day and made a valid election to continue to be so treated.

        If a partnership is a beneficial owner of Gilat Shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are beneficial owners of Gilat Shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the Merger.

        SHAREHOLDERS WHO ARE U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE MERGER TO THEM, INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

        SHAREHOLDERS WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER. FOR A DISCUSSION OF MATERIAL ISRAELI TAX CONSEQUENCES OF THE MERGER, PLEASE SEE THE SECTION OF THIS PROXY STATEMENT “THE MERGER–MATERIAL TAX CONSEQUENCES OF THE MERGER–ISRAELI INCOME TAX CONSEQUENCES” BEGINNING ON PAGE 51.

        Sale of Gilat Shares

        The receipt by a U.S. Holder of cash in exchange for Gilat Shares in connection with the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, subject to the discussion below regarding the possible status of Gilat as a passive foreign investment company, or PFIC, (see the section of this Proxy Statement entitled “The Merger–Certain Material Tax Consequences of the Merger–Passive Foreign Investment Company”, below) for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the Merger and the aggregate adjusted tax basis of the Gilat Shares that it exchanges therefor. Gain or loss will be calculated separately for each block of Gilat Shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the Merger. A U.S. Holder’s adjusted tax basis in its Gilat Shares generally will equal the purchase price that it paid for such shares.

        Any gain or loss recognized by a U.S. Holder should be long-term capital gain or loss if the Gilat Shares surrendered were held for more than one year as of the effective time of the Merger and should be short-term capital gain or loss if the Gilat Shares surrendered were held for one year or less as of the effective time of the Merger. In the case of a non-corporate U.S. Holder, long-term capital gains are subject to a maximum U.S. federal income tax rate of 15%. Certain limitations apply to the use of capital losses.

        Passive Foreign Investment Company

        The foregoing summary assumes that we are not, nor have ever been, a PFIC for U.S. federal income tax purposes. We believe that we were not a PFIC for taxable years prior to 2008 and that we will not be a PFIC during 2008. However, because the determination of PFIC status is a factual determination that must be made annually at the close of each taxable year, we cannot provide assurance that we will not be a PFIC in 2008. In general, if we were characterized as a PFIC for any taxable year through and including 2008, any gain recognized by a U.S. Holder in connection with the Merger would be treated as ordinary income and would be subject to tax as if the gain had been realized ratably over the holding period of our ordinary shares. The amount allocated to the current taxable year, or to any year prior to the year in which we became a PFIC, would be taxed as ordinary income (rather than capital gain) earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates applicable to ordinary income for such taxable years, and the U.S. Holder also would be liable for interest on such tax liability for such years. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE POTENTIAL APPLICATION OF THE PFIC RULES TO THE RECEIPT OF CASH PURSUANT TO THE MERGER.

        Information Reporting and Withholding

        Payments to certain U.S. Holders of the proceeds of the sale of Gilat Shares that are made pursuant to the transaction within the United States or through certain United States related financial intermediaries may be subject to information reporting and U.S. federal backup withholding tax, which currently is imposed at the rate of twenty-eight percent (28%). This tax will only apply if the U.S. Holder fails to supply a correct taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amount withheld from a payment to a U.S. Holder under the backup withholding rules is treated as paid to the U.S. Holder for purposes of calculating the U.S. Holder’s gain or loss on the transaction, but is allowable as a credit against the United States Shareholder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.

Israeli Income Tax Consequences

        The following is a summary discussion of certain Israeli tax considerations in connection with the Merger. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Gilat Shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Gilat Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

        Holders of Gilat Shares should consult their own tax advisors as to the Israeli tax consequences applicable to them.

        Sale of Gilat Shares

        In general, under the Israeli Income Tax Ordinance [New Version], 1961 and the rules and regulations promulgated thereunder, or the Tax Ordinance, the disposition of shares of an Israeli company is generally deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

        Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of Gilat Shares in the Merger is generally 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the twelve-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in our company, the tax rate will be 25%. Companies are subject to the corporate tax rate (currently 27%) on capital gains derived from the disposition of Gilat Shares, unless such companies were not subject to the Israeli Income Tax Law (Inflationary Adjustments), 1985 (or certain regulations), prior to August 10, 2005, in which case the applicable tax rate is 25%. However the foregoing tax rates will not apply to: (a) dealers in securities; or (b) shareholders who acquired their shares prior to an initial public offering (who may be subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

        Notwithstanding the foregoing, according to the Tax Ordinance and the regulations promulgated thereunder, non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the disposition of shares of an Israeli company publicly traded on the TASE or on a recognized stock market outside of Israel (such as Gilat Shares), provided that such gains are not derived from a permanent establishment of such shareholders in Israel, and further provided that such shareholders did not acquire their shares prior to our initial public offering and that such capital gains are not subject to the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985 or the rules promulgated under section 130A of the Tax Ordinance. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (a) have, directly or indirectly, a controlling interest of 25% or more in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

        In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, Israeli capital gains tax generally will not apply to the disposition of shares by a U.S. Holder to which the U.S.-Israel Tax Treaty applies, or a U.S. Treaty Resident, who holds the shares as a capital asset. However, such exemption will not apply if (a) the U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding the disposition, subject to specified conditions, or (b) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel. Under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits.

        Our shareholders who acquired their shares prior to our initial public offering in 1993 and who do not qualify for an exemption from Israeli capital gains tax under the Tax Ordinance or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described above, may be subject to Israeli capital gains tax on the disposition of their Gilat Shares in the Merger. Such shareholders should consult their tax advisors regarding the tax consequences of the Merger to them.

        Israeli Withholding Tax

        In some instances where our shareholders may be liable for Israeli tax on the disposition of their Gilat Shares, the payment of the Merger consideration may be subject to the deduction of Israeli tax at source.

        We and the Purchaser have agreed to request a pre-ruling from the Israeli Tax Authority that will (a) with respect to holders of Gilat Shares that are non-Israeli residents (as defined in the Tax Ordinance), provide that the Purchaser will be exempt from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement including, without limitation, the Merger consideration, or clarify that no such obligation exists, and (b) with respect to holders of Gilat Shares that are Israeli residents (as defined in the Tax Ordinance), clearly instruct the Purchaser, in the absence of an exemption from tax withholding to be provided by any such holder, the way such withholding at source is to be effected, and in particular the rate or rates of withholding to be applied. Receipt of this tax pre-ruling is a condition to close the Merger. In the event that all closing conditions are fulfilled other than obtaining the tax pre-rulings, we will apply to the Israeli Tax Authority for an extension of time with respect to the obligation to deduct or withhold Israeli tax at source from the Merger consideration, in which case the parties may complete the Merger but the Merger consideration will be distributed to our shareholders only after such tax pre-ruling is obtained.

        Shares Issued as Compensation for Employment or Service

        Shareholders who received or acquired their Gilat Shares under one or more of our incentive plans, or otherwise as compensation for employment or services provided to our company or any of its affiliates, may be subject to different tax rates. Because individual circumstances may differ, any such holders of Gilat Shares should consult their own tax advisors as to the Israeli tax consequences applicable to them.

        We and the Purchaser have agreed to request a pre-ruling from the Israeli Tax Authority that will provide that the cash-out of stock options granted pursuant to Section 102 of the Tax Ordinance in accordance with the Merger Agreement, prior to the lapse of the minimum trust period required by Section 102 of the Tax Ordinance, or the 102 Trust Period, will not be treated as a breach of the provisions of Section 102 of the Tax Ordinance, provided that the applicable consideration payable to the holders of such securities is deposited for the balance of the 102 Trust Period with the trustee appointed by us for purposes of Section 102 of the Tax Ordinance. In the event that such pre-ruling from the Israeli Tax Authority is not obtained prior to the closing of the Merger, the payment at the closing of the Merger of the consideration to such holders of options shall be subject to deduction of Israeli tax at the source, at the rate set under applicable law. In the event that all closing conditions are fulfilled other than obtaining the tax pre-rulings, we will apply to the Israeli Tax Authority for an extension of time with respect to the obligation to deduct or withhold Israeli tax at source from the Merger consideration, in which case the parties may complete the Merger but the Merger consideration will be distributed to our shareholders only after such tax pre-ruling is obtained.

Regulatory Matters

Israeli Governmental Approvals and Notices

        Israeli Companies Registrar. Under the Companies Law, we and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Companies Registrar;

–	Merger Proposal. We and Merger Sub are required to jointly file with the Israeli Companies Registrar a “merger proposal” setting forth specified details with respect to the Merger, within three days of calling the Meeting. Both we and Merger Sub will file the required merger proposals with the Israeli Companies Registrar within three days after mailing this Proxy Statement.

–	Notice to Creditors. In addition, each merging company is required to notify its creditors of the proposed Merger. Pursuant to the Companies Law, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal was filed with the Israeli Companies Registrar, known substantial creditors must be informed individually by registered mail of the filing of the merger proposal with the Israeli Companies Registrar within four business days thereof, where it can be reviewed, and non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is submitted to the Israeli Companies Registrar and, where necessary, elsewhere and by making the merger proposal available for review. Each of us and the Merger Sub will notify its creditors of the Merger in accordance with these requirements, to the extent applicable and, because our shares are traded on the NASDAQ Global Market, we will also publish an announcement of the Merger in The Wall Street Journal within three business days following the day on which the merger proposal was submitted to the Israeli Companies Registrar. After sending these notices, each of us and the Merger Sub will notify the Israeli Companies Registrar of the notices to its creditors. In addition, pursuant to the Companies Law, because we employ more than fifty employees, we must provide to the workers’ union a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal was filed with the Israeli Companies Registrar.

–	Shareholder Approval Notice. The Merger must then be approved by the shareholders of each merging company. After the shareholders vote, each of the merging companies must file a notice with the Israeli Companies Registrar regarding the decision of the shareholders.

        Assuming that the shareholders of each of the merging companies approve the Merger Agreement and the Merger (and that all the other conditions set forth in the Merger Agreement have been satisfied or waived, if permissible under applicable law) and that all of the statutory procedures and requirements have been complied with, and so long as at least thirty days have passed from the date of the Meeting and at least fifty days have passed from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar, the Merger will become effective and the Israeli Companies Registrar will be required to register the Merger in the Surviving Corporation’s register and to issue the Surviving Corporation a certificate regarding the Merger.

        Investment Center. The change in the composition of our shareholders in connection with the Merger requires the approval of the Investment Center of the Ministry of Industry, Trade and Labor of the State of Israel, or the Investment Center, established under the Law for the Encouragement of Capital Investment, 5719-1959, as amended. This law provides that capital investments in eligible facilities may be designated upon application as an “approved enterprise” or “benefited enterprise.” Each certificate of approval relates to a specific investment program delineated both by its financial scope, including sources of funds, and by the physical characteristics of the facility or other assets. The benefits and obligations that apply to the enterprise are set out in the regulations promulgated under law and the specific approval with regard to each enterprise. The benefits include government grants, government guaranteed loans, tax holidays and combinations thereof. We have nine approved enterprises and have submitted an application for one benefited enterprise. The approval of the Investment Center in connection with the Merger is a condition to completion of the Merger. A letter requesting such approval was sent to the Investment Center on May 4, 2008 and we received the provisional approval of the Investment Center on May 25, 2008.

        Office of the Chief Scientist. The acquisition of control of our company in connection with the Merger requires notice to the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of the State of Israel, or the OCS. Under the Law for the Encouragement of Industrial Research and Development, 5744-1984, and the regulations promulgated under this law, research and development programs approved by the OCS are eligible to receive grants if they meet specified criteria in exchange for the payment of royalties from the sale of the products developed in the course of research and development programs funded by the OCS. As of 2002 we entered into the “large company” category with the OCS and since then we no longer have any royalty obligations to the OCS. We have received OCS grants to fund some of our research and development activities and have notified the OCS of the Merger on May 4, 2008, and the OCS acknowledged such notice on May 28, 2008.

        Israeli Tax Pre-Rulings. We and the Purchaser have agreed to request certain pre-rulings from the Israeli Tax Authority that will provide (a) with respect to holders of Gilat Shares that are non-Israeli residents (as defined in the Tax Ordinance), that the Purchaser will be exempt from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement including, without limitation, the Merger consideration, or clarify that no such obligation exists, (b) with respect to holders of Gilat Shares that are Israeli residents (as defined in the Tax Ordinance), clearly instruct the Purchaser, in the absence of an exemption from tax withholding to be provided by any such holder, the way such withholding at source is to be executed, and in particular the rate or rates of withholding to be applied and (c) clarify that the cash-out of stock options granted pursuant to Section 102 of the Tax Ordinance in accordance with the Merger Agreement, prior to the lapse of the 102 Trust Period, will not be treated as a breach of the provisions of Section 102 of the Tax Ordinance, provided that the applicable consideration payable to the holders of such securities is deposited for the balance of the 102 Trust Period with the trustee appointed by us for purposes of Section 102 of the Tax Ordinance. We have undertaken in the Merger Agreement to apply for the foregoing pre-rulings in connection with the Merger and obtaining such pre-rulings is a condition to completion of the Merger. In the event that all closing conditions are fulfilled other than obtaining the tax pre-rulings, we will apply to the Israeli Tax Authority for an extension of time with respect to the obligation to deduct or withhold Israeli tax at source from the Merger consideration.

        Israeli Ministry of Defense. The completion of the Merger is conditioned on the provision of notice to the Israeli Ministry of Defense, which was sent on April 29, 2008.

        Israeli Ministry of Communications. The completion of the Merger is conditioned on the provision of notice to the Israeli Ministry of Communications, which was sent on April 29, 2008.

        Petah Tikva Municipality. Following completion of the Merger, the Surviving Corporation will have to apply to the Petah Tikva Municipality for the issuance of a new Business License.

        Antitrust Approvals

        The completion of the Merger is conditioned on the receipt of certain antitrust approvals, including, without limitation, the approval of the Israel Antitrust Commissioner. While there can be no assurance that the Merger will not be challenged by a governmental authority or private party on antitrust grounds, we do not anticipate that any requisite antitrust approvals will materially delay completion of the Merger.

        The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, and the rules and regulations promulgated thereunder, provide that certain merger transactions, including the Merger, may not be completed until required information and materials have been furnished to the U.S. Department of Justice and the Federal Trade Commission, and certain waiting periods have expired or been terminated. We received notice that the waiting period under the HSR Act was terminated early on May 12, 2008.

        There can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

        Other Approvals

        United States Federal Communications Commission. The completion of the Merger is conditioned on the receipt of approval of the United States Federal Communications Commission with respect to the communications licenses issued to our subsidiary, Spacenet Inc.

        United States Committee on Foreign Investment. The completion of the Merger is conditioned on notice or other indication reasonably acceptable to the Purchaser from the Committee on Foreign Investment in the United States that (a) there are no issues of national security sufficient to warrant an investigation under Section 721 of the Defense Production Act, or that (b) the President of the United States, upon conclusion of an investigation, has not and will not exercise his authority under Section 721 to take further action to block or impair the transactions contemplated by the Merger Agreement.

Interests of our Officers and Directors in the Merger

        In considering our Board of Directors’ recommendation, you should be aware that certain of our directors and executive officers have personal interests in the transaction as employees or directors that are different from, or in addition to, your interests as shareholders. Our Board of Directors was aware of these different or additional interests and considered them, among the other factors described in this Proxy Statement, in reaching its decision to approve the Merger Agreement and the Merger.

        Under the Companies Law, an extraordinary transaction in which an officer or director has a personal interest requires the approval of the audit committee and board of directors, in that order. Generally, the directors having a personal interest are not permitted to participate in the discussion or vote on the matters. However, the Companies Law provides that if a majority of the directors has a personal interest in a transaction, then all the directors may participate and vote on the transaction and the transaction requires shareholder approval. Because of one or more of the interests described below, the Merger was brought before our Audit Committee for approval. The Merger requires board and shareholder approval in any event pursuant to the provisions of the Companies Law that govern statutory mergers.

        Treatment of Options

        As described below under the section of this Proxy Statement entitled “The Merger Agreement–Treatment of Options,” each outstanding option to purchase Gilat Shares that is unexercised as of the effective time of the Merger, whether or not vested, shall be cancelled and converted into the right to receive a payment equal to the number of Gilat Shares underlying the outstanding options multiplied by the amount (if any) by which US$11.40 exceeds the option exercise price thereof, without interest and less any applicable withholding taxes. Most of our officers and directors hold such options. Specifically, as of May 28, 2008, our directors and officers held in the aggregate vested options to purchase 2,528,506 Gilat Shares and unvested options to purchase 442,294 Gilat Shares.

        As of the effective time of the Merger, all options to purchase Gilat Shares will no longer be outstanding and will automatically cease to exist, and each holder of such options will cease to have any rights with respect thereto, except the right to receive the consideration indicated in the preceding paragraph. We are required to take prior to the effective time of the Merger all actions necessary to effectuate the matters described in this paragraph and the preceding paragraph, including providing holders of options with notice of their rights as provided herein.

        Management Arrangements

        Pursuant to the terms of his employment agreement with us, as approved by a general meeting of our Shareholders on December 27, 2005, Mr. Amiram Levinberg, our Chief Executive Officer and Chairman of the Board of Directors, is entitled to a transaction bonus equal to 0.82% of our market value in the event of an arm’s length transaction in which 50% or more of our then outstanding share capital is purchased. The closing of the Merger will trigger this provision in Mr. Levinberg’s employment agreement and he will therefore be entitled to such a transaction bonus in the amount of approximately US$4,000,000. This cash payment is contingent upon the completion of the Merger and the willingness of Mr. Levinberg to continue to be employed by us for a transition period of six months following the completion of the Merger. Upon completion of the Merger, Mr. Levinberg will also receive approximately US$5,000,000 as compensation for options held by him as part of his employment terms.

        Indemnification and Insurance

        The Merger Agreement requires the Purchaser, following the Merger, to cause us to fulfill and honor all of our obligations pursuant to existing indemnification agreements with respect to claims arising from facts or events that existed prior to the Merger in favor of our current or former directors and officers or the directors and officers of any of our subsidiaries. The Purchaser has agreed that for a period of seven years following the Merger to cause our and our subsidiaries’ Articles of Association, certificate of incorporation and bylaws, as applicable, to contain provisions with respect to exculpation and limitation of liability, insurance and indemnification that are at least as favorable as the provisions contained in such documents as of the date of the Merger Agreement.

        In addition, for seven years following the Merger, we will maintain officers’ and directors’ liability insurance covering those persons currently covered by our officers’ and directors’ liability insurance policy with coverage at least as favorable as that provided by our policy as of the date of the Merger Agreement, to be increased, subject to the approval of Item 1 in the agenda for the Meeting, from US$15,000,000 to US$20,000,000 for any one claim and in the aggregate for all claims during the policy period, and to approve additional coverage under a “Side A” Directors’ and Officers’ Liability Insurance Policy of up to US$5,000,000 for any one claim and in the aggregate for all claims during the policy period; provided however, that in no event shall the Purchaser be required to expend per year of coverage more than 200% of the amount currently expended by us per year of coverage as of the date of the Merger Agreement in order to maintain or procure such insurance coverage. If, notwithstanding the use of reasonable best efforts to do so, the Purchaser is unable to maintain or obtain such insurance, the Purchaser will obtain as much comparable insurance as available for 200% of the amount currently expended by us per year of coverage as of the date of the Merger Agreement. We will, after reasonable consultation with the Purchaser in good faith, satisfy the foregoing insurance obligations by purchasing a seven-year tail policy to the current policy of directors’ and officers’ liability insurance maintained by us at a cost not in excess of US$1,200,000. See the section of this Proxy Statement entitled “The Merger Agreement–Indemnification and Insurance” on page 79.

        Continued Benefits

        The Merger Agreement provides that for a period of eighteen months following the Merger, we will provide each of our then current employees compensation and benefits (other than equity based compensation plans and transactional and change in control bonuses) that are, in the aggregate (to any such employee), substantially comparable to the compensation and benefits being provided to such employees immediately prior to the Merger. We will generally provide any such employee whose employment is terminated during the eighteen month period following the Merger with severance benefits equal to the severance benefits that such employee would have been entitled to prior to the Merger, pursuant to and under circumstances consistent with the terms of our severance plan applicable to such employee. See the section of this Proxy Statement entitled “The Merger Agreement–Employee Benefits” on page 80.

THE MERGER AGREEMENT

        This section of the Proxy Statement describes the material provisions of the Merger Agreement but does not purport to describe all of the terms of the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Appendix A to this Proxy Statement and incorporated into this Proxy Statement by reference. We urge you to read the full text of the Merger Agreement because it is the legal document that governs the Merger. It is not intended to provide you with any other factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 84.

The Merger

        The Merger Agreement provides for the Merger of Merger Sub with and into our company upon the terms, and subject to the conditions, of the Merger Agreement. As the Surviving Corporation, we will continue to exist following the Merger as a wholly owned subsidiary of the Purchaser. When we refer to the “Surviving Corporation” in this Proxy Statement, we mean our company, as it will exist after the Merger is completed. Following the Merger, all of our properties, rights, privileges and powers and those of Merger Sub will vest in the Surviving Corporation, and all our debts, liabilities and duties and those of the Merger Sub will become the debts, liabilities and duties of the Surviving Corporation. Upon completion of the Merger, the directors of Merger Sub will be the directors of the Surviving Corporation. Our officers prior to the completion of the Merger shall remain the officers of the Surviving Corporation until their successors are duly elected and qualified or until the earlier of their resignation or removal.

        Following the Merger, the Gilat Shares, all of which will then be owned by the Purchaser, will be delisted from the NASDAQ Global Market and from the Tel Aviv Stock Exchange, deregistered under the Exchange Act and no longer be publicly traded.

        We, the Purchaser or Merger Sub may terminate the Merger Agreement prior to the completion of the Merger in certain circumstances, whether before or after the approval of the Merger Proposal by our shareholders. Additional details on termination of the Merger Agreement are described in the section of this Proxy Statement entitled “The Merger Agreement–Termination of the Merger Agreement” beginning on page 75.

Effective Time of the Merger

        The Merger will become effective upon the issuance of a certificate of merger by the Companies Registrar in Israel in accordance with the relevant provisions of the Companies Law. The certificate of merger will be issued by the Companies Registrar following the satisfaction of all requirements under the Companies Law if at least fifty days shall have elapsed after the filing of the merger proposals by both us and Merger Sub with the Israeli Companies Registrar and at least thirty days have elapsed after the approval of the Merger by our shareholders and those of Merger Sub. The Merger Agreement provides that the closing of the Merger will occur on the second business day after the conditions to the Merger have been satisfied or waived, unless we agree with the Purchaser to complete the transaction on another date. When we refer to the “effective time of the Merger” in this Proxy Statement, we mean the date and time when the Merger becomes effective, as described in this paragraph.

        The parties are working to complete the Merger as soon as practicable. However, the Merger is subject to various closing conditions. No assurances can be given that the parties will obtain the necessary approvals to complete the Merger or that the parties will obtain them in a timely manner.

        At the effective time of the Merger, our stock transfer books will be deemed closed and no further transfer of any Gilat Shares will be made. In addition, our former shareholders will cease to have any rights as shareholders of our company or the Surviving Corporation, except for the right to receive the Merger consideration.

Merger Consideration

        At the effective time of the Merger, each issued and outstanding Gilat Share (other than Gilat Shares held by the Purchaser, certain of the Investors and Merger Sub) will be automatically converted into the right to receive US$11.40 in cash, without interest and less any applicable withholding taxes.

        If at any time during the period between March 31, 2008 and the effective time of the Merger, any change in the number of outstanding Gilat Shares occurs as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or distribution with a record date during such period, the Merger consideration will be appropriately adjusted to provide the holders of Gilat Shares (in the aggregate) the same economic effect as contemplated by the Merger Agreement prior to such event.

Treatment of Options

        As of May 28, 2008, there were approximately 4,001,323 Gilat Shares issuable pursuant to stock options granted under our equity incentive plans to our directors, officers, employees and certain sub-contractors. Under the terms of the Merger Agreement, each outstanding option that is unexercised as of the effective time of the Merger will be accelerated and cancelled and converted into the right to receive a payment equal to the number of Gilat Shares underlying the outstanding options multiplied by the amount, if any, by which US$11.40 exceeds the option exercise price, without interest and less any applicable withholding taxes.

        As of the effective time of the Merger, all options to purchase Gilat Shares shall no longer be outstanding and shall automatically cease to exist, and each holder of such options shall cease to have any rights with respect thereto, except the right to receive the consideration indicated in the preceding paragraph, without interest. We are required to take prior to the effective time of the Merger all actions necessary to effectuate the matters described in this paragraph and the preceding paragraph, including providing holders of options with notice of their rights as provided herein.

Payment Procedures

        How to Receive Payment. Prior to the effective time of the Merger, the Purchaser will appoint a paying agent based in the United States and reasonably acceptable to us for the purpose of exchanging certificates representing Gilat Shares for the Merger consideration. At the closing of the Merger, the Purchaser will cause the Merger consideration (and any amounts required to be paid in exchange for the cancellation of options to purchase Gilat Shares) to be deposited with the paying agent. Promptly after the effective time of the Merger, the paying agent will mail a letter of transmittal and other instructional materials to the holders of Gilat Shares. The letter of transmittal and other materials will instruct you how to surrender your certificates representing Gilat Shares in exchange for the Merger consideration. Interest will not be paid or accrue in respect of the Merger consideration. You will not be entitled to receive the Merger consideration until you send your certificates to the paying agent, along with a properly completed and signed letter of transmittal and such other documents as the paying agent or the Purchaser may require, including a tax declaration form. If your shares are held in “street name” by your bank, broker or other nominee you will receive instructions from your bank, broker or other nominee as to how to effect the surrender of your “street name” shares in exchange for the Merger consideration.

        Transfer of Shares. If your Gilat Shares are held in a name other than the name registered in our transfer records, you must provide the paying agent with evidence that such shares have been transferred and that any applicable transfer taxes have been paid.

        Our transfer records will be deemed closed at the effective time of the Merger, and we will not register transfers of Gilat Shares on our books after such time. If any certificates formerly representing Gilat Shares are presented for transfer after that time, they will be cancelled and exchanged for the Merger consideration as described above.

        If the paying agent is to pay some or all of your Merger consideration to a person other than you, as the registered owner of a stock certificate, you must have your certificates properly endorsed or otherwise in proper form for transfer, and you must pay any transfer or other taxes payable by reason of the transfer or establish to the paying agent’s reasonable satisfaction that the taxes have been paid or are not required to be paid.

        Lost, Stolen or Destroyed Certificates. If you have lost your certificate, or if your certificate has been stolen or destroyed, you will be required to sign an affidavit stating that your certificate was lost, stolen or destroyed, as the case may be. In addition, if the Surviving Corporation requires, you may be required to post a bond (in a reasonable amount directed by the Surviving Corporation) as indemnity against any claim that may be made against the Surviving Corporation with respect to such certificate in order to receive the Merger consideration payable in respect of the Gilat Shares represented by such lost, stolen or destroyed certificate.

        Tax Withholding. The Purchaser (or any of its affiliates), the 102 Trustee (as defined in the Merger Agreement) and the paying agent are entitled to deduct and withhold from the Merger consideration otherwise payable under the Merger Agreement any amounts required to be deducted and withheld with respect to the making of such payment under applicable tax laws. All amounts so deducted or withheld will be treated for all purposes of the Merger Agreement as having been paid to the applicable former holder of Gilat Shares or options to purchase Gilat Shares.

        Unclaimed Merger Consideration. Subject to any contrary provision of governing law, eighteen months after the effective time of the Merger, the paying agent will deliver to the Purchaser any Merger consideration (and any interest or other income earned thereon) deposited with the paying agent that has not been paid to the former shareholders of Gilat. After that time, the former shareholders of our company will be entitled to look only to the Purchaser for payment of the Merger consideration in respect of certificates formerly representing Gilat Shares. Any Merger consideration remaining unclaimed two years after the effective time of the Merger (or such earlier date immediately prior to the time when the amounts would otherwise escheat to or become the property of any governmental entity) shall become, to the extent permitted by applicable law, the property of the Purchaser free and clear of any claims or interest of any person previously entitled thereto. Notwithstanding the foregoing, the Purchaser will not be liable to any of our former shareholders for any amount of the Merger consideration paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

Representations and Warranties

        The Merger Agreement has been included to provide shareholders with information regarding its terms. It is not intended to provide any other factual information about Gilat. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to shareholders. Shareholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Gilat, the Purchaser or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Gilat’s public disclosures.

        In the Merger Agreement, we, the Purchaser and Merger Sub each made representations and warranties relating to, among other things:

–	corporate organization and existence;

–	capitalization;

–	corporate power and authority to enter into and perform its obligations under, and the enforceability of, the Merger Agreement;

–	the absence of conflicts with or defaults under organizational documents, contracts and applicable laws;

–	required regulatory filings and consents and approvals of governmental entities; and

–	finder's fees.

        The Purchaser and Merger Sub also each made representations and warranties relating to:

–	the approval of the Merger by the board of directors of Merger Sub;

–	their ownership of Gilat Shares;

–	the absence of material assets and liabilities on the part of Merger Sub;

–	the availability of the funds necessary to perform its obligations under the Merger Agreement; and

–	their lack of ownership of any interests in competitors of Gilat.

        We also made representations and warranties relating to:

–	documents filed with the SEC;

–	financial statements;

–	undisclosed liabilities;

–	absence of certain changes or events since September 30, 2007;

–	information supplied for inclusion in this Proxy Statement;

–	employee matters and benefit plans;

–	material contracts;

–	litigation;

–	compliance with applicable laws;

–	tax matters;

–	title to properties;

–	environmental matters;

–	insurance;

–	intellectual property matters;

–	affiliate transactions;

–	the receipt by our Board of Directors of an opinion from our financial advisor;

–	the approval of the Merger by our Audit Committee and Board of Directors;

–	inapplicability of certain statutes;

–	the receipt of grants, incentives and subsidies;

–	encryption and other restricted technology; and

–	certain effects of the Merger relating to payments to our employees.

        Certain of our representations and warranties are qualified by a Material Adverse Effect standard. For purposes of the Merger Agreement, “Material Adverse Effect” is defined to mean any change, event or occurrence which, individually or in the aggregate, does have or would reasonably be expected to have a material adverse effect on the business, results of operations, or financial condition of Gilat and its subsidiaries taken as a whole or materially impede the ability of Gilat and its subsidiaries to complete the Merger or perform their obligations under the Merger Agreement, in each case, other than changes, events, occurrences or effects relating to or arising from the following:

–	changes in general economic or political conditions or financial credit or securities markets in general (including changes in interest or exchange rates) in any country or region in which any of Gilat or its subsidiaries conducts a material portion of its business, except to the extent such changes affect us and our subsidiaries in a disproportionate manner as compared to other companies operating in any such country or region in industries in which we or our subsidiaries operate or do business;

–	any events, circumstances, changes or effects that affect the industries in which we or our subsidiaries operate, except to the extent such event, circumstance, change or effects affect us and our subsidiaries in a disproportionate manner as compared to other participants in the industry;

–	any changes in U.S. generally accepted accounting principles occurring after the date of the Merger Agreement;

–	acts of war, armed hostilities or terrorism, or escalation or worsening thereof, that cause any damage or destruction to, or render physically unusable, any facility or property of our company or any of our subsidiaries or otherwise disrupt the business or operations of our company or any of our material subsidiaries;

–	the negotiation, announcement or performance of the Merger Agreement and the transactions contemplated thereby (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors or employees) or any action taken by us at the written request of or with the written consent of the Purchaser;

–	any decline in the market price or decrease or increase in the trading volume of Gilat Shares after the date of the Merger Agreement;

–	any failure to meet internal or published projections, forecasts, or revenue or earning predictions for any period after the date of the Merger Agreement;

–	any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable law relating to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, or the approval thereof; and

–	the outcome of any threatened or actual litigation or contingent liability disclosed in our disclosure schedule unless we or any of our subsidiaries has engaged in fraud or intentional misrepresentation in connection with the items disclosed in such schedule.

Conduct of Business Prior to Closing

        We have agreed in the Merger Agreement that, until the completion of the Merger (or the termination of the Merger Agreement in accordance with its terms), except as contemplated by the Merger Agreement, required by law, or consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned) we will:

–	carry on, and cause our subsidiaries to carry on, our business in all material respects in the ordinary course consistent with past practice; and

–	use and cause each of our subsidiaries to use commercially reasonable efforts to (a) preserve intact our current business organization, (b) keep available the services of our current officers and key employees who are integral to the operation of our business as presently conducted and (c) preserve the relationships with those persons with which we or our subsidiaries have business relationships.

        We have also agreed that, until the completion of the Merger, except as expressly contemplated by the Merger Agreement, required by law, or consented to in writing by the Purchaser and Merger Sub (which consent will not be unreasonably withheld, delayed or conditioned), we and our subsidiaries will not:

–	adopt any amendments to our or our subsidiaries' organizational or governing documents;

–	(a) declare or pay any dividends or make other distributions in respect of our capital stock (except for transactions among us and our subsidiaries or among our subsidiaries), (b) adopt a plan of complete or partial liquidation or reorganization, (c) split, combine or reclassify any of our shares or any other security or interest therein or (d) repurchase, redeem or otherwise acquire any shares or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities other than the acquisition of restricted securities upon forfeiture thereof;

–	issue, deliver, sell, pledge, or encumber any of our shares or any other securities or interest therein, including any rights, warrants or options to purchase any shares of capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of capital stock, other than the issuance of shares upon exercise of options outstanding on the date of the Merger Agreement and in accordance with the terms of such options or upon the conversion of our convertible notes;

–	acquire or agree to acquire any material assets (including securities) or merge or consolidate with any person or engage in any similar transaction;

–	make any loans, advancements or capital contributions to, or investments in, any other person, outside the ordinary course of business consistent with past practice, other than amounts expressly reflected in our budgetsfor 2007 and 2008 provided to the Purchaser;

–	sell, lease, license, pledge, encumber or otherwise dispose of any material assets or any interest therein, other than in the ordinary course of business consistent with past practice;

–	incur or suffer to exist any indebtedness for borrowed money or guarantee any such indebtedness, guarantee any debt of others, enter into any “keep-well” or other agreement to maintain any financial statement condition of another person or enter into any agreement having the economic effect of any of the foregoing, except for working capital borrowings in the ordinary course of business consistent with past practice pursuant to credit agreement or facilities in existence on the date of the Merger Agreement;

–	make or rescind any material tax election or agree to pay, settle or compromise any material tax liability or consent to any extension or waiver of any limitation period with respect to taxes, or request, negotiate or agree to any tax rulings, or tax sharing arrangement;

–	amend, in any material respect, any tax return, change an annual tax accounting period, adopt or change any material tax accounting method (except as required by applicable law or, solely with respect to accounting periods or methods, as required by U.S. generally accepted accounting principles) or execute or consent to any waivers extending the statutory period of limitations with the respect to the collection or assessment of any material taxes;

–	make or agree to make any capital expenditures in excess of the amount contemplated by our 2007 and 2008 budgets provided to the Purchaser;

–	pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), in each case outside of the ordinary course of business that:

š	involve non-monetary relief that would materially restrict our operations; or

š	requires the payments of amounts after the closing of the Merger in excess of US$500,000 individually;

–	modify or amend in any material respect any credit agreement or facility or modify or amend in any material respect or terminate any Gilat contract or any other contract that is material to us and our subsidiaries, taken as a whole;

–	terminate or otherwise discontinue the services without cause of our and our subsidiaries current officers and key employees who are integral to the operation of their businesses as presently conducted;

–	except (a) as required pursuant to existing agreements in effect as of the date of the Merger Agreement, benefit plans in effect as of the date of the Merger Agreement or written agreements for newly hired employees or extensions of employment agreements (on substantially similar terms as in effect on the date of the Merger Agreement, all in the ordinary course of business consistent with past practice), (b) as otherwise required by law (c) as provided pursuant to existing employment agreements or in compensation committee directives in effect as of the date of the Merger Agreement or (d) as set forth in our disclosure schedule:

š	increase the compensation or benefits of any director, officer or employee, except for, in the case of non-officer employees, increases in the ordinary course of business that are consistent with past practice;

š	adopt or amend in any material respect any company benefit plan; or

š	amend or modify in any material respect any employment agreement or enter into any employment agreement with an employee providing for compensation and benefits in excess of US$200,000 per year;

–	make any material change in accounting methods, principles or practices except as required by (a) U.S. generally accepted accounting principles, Regulation S-X of the Exchange Act, any governmental authority or the Financial Accounting Standard Board or similar organization or (b) change in applicable law;

–	enter into any transaction with any of our affiliates other than pursuant to arrangements in effect on the date of the Merger Agreement or in connection with transactions between or among us and our wholly-owned subsidiaries or affiliates controlled by us;

–	transfer or license to any person (other than with respect to inter-company transactions) or otherwise extend, amend or modify in any material respect any material rights of such other person to intellectual property rights of our company, or enter into any agreements or make any other commitments or arrangements to grant, transfer or license to any person future patent right, other than non-exclusive licenses the granting of which is advisable in connection with or to the sale or distribution of any product of our company or any of our subsidiaries, in each case in the ordinary course of business, provided that in no event shall our company or any of our subsidiaries:

š	license on an exclusive basis (other than supply or distribution agreements in the ordinary course of business consistent with past practice) or sell any of our intellectual property rights which are material to us or any of our subsidiaries; or

š	enter into any agreement limiting in any material respect the right of the Surviving Corporation or any of its subsidiaries to engage in any line of business or to compete with any other person;

–	enter into any contract or series of related contracts outside the ordinary course of business; or

–	authorize any of, or commit or agree to take any of, the foregoing actions.

Agreement to Take Other Actions and to Use Reasonable Best Efforts

        Subject to the terms and conditions set forth in the Merger Agreement, each of the parties to the Merger Agreement has agreed to cooperate with the other party and to use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things reasonably necessary, proper or advisable under the Merger Agreement and applicable law to complete the Merger and the other transactions contemplated by the Merger Agreement as soon as practicable, including:

–	obtaining all necessary actions, consents and approvals from governmental authorities or other persons;

–	making all necessary registrations and filings (including filings with governmental authorities, if any, required or recommended under all applicable antitrust requirements) and taking all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any governmental authority or other persons;

–	defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging the Merger Agreement or the completion of the transactions performed or completed by such party in accordance with the terms of the Merger Agreement, including seeking to have any stay or temporary restraining order entered by any governmental authority vacated or reversed;

–	the execution and delivery of any additional instruments necessary to complete the Merger and other transactions in accordance with the terms of the Merger Agreement and to fully carry out the purposes of the Merger Agreement; and

–	the execution by the Purchaser and/or its affiliates of an undertaking in customary form in favor of the Office of the Chief Scientist in Israel to comply with the applicable law, if required.

        The Merger Agreement provides that both we and the Purchaser will pay 50% of all fees in connection with the filings with governmental authorities with respect to the matters stated above and certain other matters set forth therein.

Covenants Regarding Financing

        We have agreed to, and have agreed to cause our subsidiaries to, at the Purchaser’s sole expense, cooperate in connection with the arrangement of the debt and equity financing as may be reasonably requested by the Purchaser, provided that such requested cooperation (a) is not prohibited by applicable law and (b) does not unreasonably interfere with our ongoing operations and those of our subsidiaries. Such cooperation shall include:

–	using reasonable best efforts to provide any lenders with financial and other information regarding us, requested by the Purchaser or its lenders, including all financial statements and financial and other data of the type required by the applicable SEC rules for registered offerings of debt securities, and of the type and form customarily included in offering documents used in private placements, to consummate the offerings of any debt securities contemplated by such financing at the time during our fiscal year any such offerings will be made;

–	making our senior officers available to reasonably assist the lenders or other sources participating in such financing;

–	assisting with the preparation of materials for prospective lenders and other financing sources, rating agencies, road shows and similar documents and presentations;

–	causing our representatives to cooperate with the reasonable requests of the Purchaser and its representatives in connection with any such financing;

–	executing and delivering, or causing to be executed and delivered, certain agreements and certificates related to any such financing; and

–	otherwise reasonably cooperating in connection with the consummation of the financing.

        The Purchaser and Merger Sub have agreed to:

–	use, and to cause their affiliates to use, reasonable best efforts to obtain the financing on terms and conditions described in the financing commitments;

–	use, and to cause their affiliates to use, reasonable best efforts to, enter into definitive agreements with respect to the financing commitments and to satisfy the conditions thereto that are within their control; and

–	furnish executed copies of the agreements relating to the financing commitments to us promptly upon their execution and keep us reasonably informed of the status of their efforts to arrange the financing.

        In the event that the Purchaser or Merger Sub becomes aware that any portion of the financing has become unavailable in the manner or from the sources contemplated in the financing commitments, the Purchaser and Merger Sub have agreed to:

–	promptly notify us;

–	use their reasonable best efforts to arrange to obtain any such unavailable portion from alternative sources, as promptly as reasonably practicable following the occurrence of such event, including entering into definitive agreements with respect thereto; and

–	furnish executed copies of the agreements relating to such alternative financing promptly upon their execution and keep us reasonably informed of the status of its efforts to arrange such alternative financing.

        The Purchaser acknowledged and agreed that we and our affiliates and our respective directors, officers, employees, agents and representatives will not have any responsibility for, or incur any liability to, any person under the financing or any cooperation provided pursuant to the above provisions and that the Purchaser and the Merger Sub will indemnify and hold harmless our company, our affiliates and their respective directors, officers and employees from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them as a result of any action carried out by them pursuant to the above prior to the effective time of the Merger.

Conditions to the Merger

        Various conditions must be satisfied (or waived, if permissible under applicable law) before we, the Purchaser and Merger Sub complete the Merger.

        Conditions to Each Party’s Obligations. Each party’s obligation to complete the Merger is subject to the satisfaction (or waiver, if permissible under applicable law) of the following conditions:

–	the approval of the Merger by our shareholders;

–	the following governmental approvals and/or notices shall have been obtained and/or provided (or the applicable waiting periods shall have expired or terminated):

š	notice to the Office of the Chief Scientist in Israel;

š	approval of the Investment Center of the Israeli Ministry of Industry, Trade and Labor;

š	obtaining the Israeli tax rulings;

š	notice to the Israeli Ministry of Defense;

š	compliance with antitrust requirements;

š	approval of the United States Federal Communications Commission; and

š	receipt of notice from the Committee on Foreign Investment in the United States.

–	at least fifty days shall have elapsed after the filing of the merger proposals with the Israeli Companies Registrar by both us and Merger Sub and at least thirty days shall have elapsed from the approval of the Merger by our shareholders and the shareholders of Merger Sub;

–	We and Merger Sub will have received the Merger Certificate from the Israeli Companies Registrar; and

–	no injunction, judgment, order, decree, statue, law, ordinance, rule or regulation issued by any governmental authority of competent jurisdiction or other similar legal restraint or prohibition that prohibits, restrains or renders illegal the completion of the Merger shall be in effect.

        Conditions to the Purchaser’s and Merger Sub’s Obligations. The obligation of the Purchaser and Merger Sub to complete the Merger is subject to the satisfaction (or waiver, if permissible under applicable law) of the following additional conditions:

–	our representations and warranties set forth in the Merger Agreement, disregarding for this purpose any Material Adverse Effect or materiality qualification, shall be true and correct at and as of the date of the Merger Agreement and at and as of the closing date of the Merger as though made at and as of the closing date of the Merger, except for such failures to be true and correct as would not have, individually or in the aggregate, a Material Adverse Effect (except that the representations and warranties with respect to capitalization and brokers shall be true and correct in all material respects); provided, however, that, with respect to representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth above) only as of such date or period.

–	we must have performed in all material respects all obligations we are required to perform under the Merger Agreement at or prior to the closing date of the Merger and we must deliver to the Purchaser at the closing of the Merger a certificate to such effect; and

–	between the date of the Merger Agreement and the closing date of the Merger, there must not have been any Material Adverse Effect on our company.

        Conditions to Our Obligations. Our obligation to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

–	the representations and warranties of the Purchaser set forth in the Merger Agreement, disregarding for this purpose any materiality qualification, shall be true and correct at and as of the date of the Merger Agreement and at and as of the closing date of the Merger as though made at and as of the closing date of the Merger, except for such failures to be true and correct as would not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchaser; provided, however, that, with respect to representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth above) only as of such date or period;

–	the Purchaser must have performed in all material respects all obligations they are required to perform under the Merger Agreement at or prior to the closing date of the Merger and the Purchaser must deliver to us at the closing of the Merger a certificate to such effect.

        Each party to the Merger Agreement may, at its option and subject to applicable law, waive the satisfaction of any condition to its obligations under the Merger Agreement. If a failure to satisfy one of these conditions to the Merger is not considered by our Board of Directors to be material to our shareholders, the Board of Directors could waive compliance with that condition. Our Board of Directors is not aware of any condition to the Merger that cannot be satisfied but we cannot be certain when, or if, the conditions to the Merger will be met.

        EVEN IF OUR SHAREHOLDERS APPROVE THE MERGER PROPOSAL, THERE CAN BE NO ASSURANCE THAT THE OTHER CONDITIONS WILL BE SATISFIED AND THE MERGER WILL BE COMPLETED IN A TIMELY MANNER OR AT ALL.

Restrictions on Solicitation of Other Offers

        We have agreed that neither we nor any of our subsidiaries shall, directly or indirectly:

–	solicit, initiate, propose or encourage or take any other action to facilitate any inquiry, discussion, offer or request that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or the making, submission or announcement of, any Acquisition Proposal;

–	participate or otherwise engage in any negotiations regarding an Acquisition Proposal with, or furnish any nonpublic information to, or afford access to the property, books or records of our company or our subsidiaries to, any person that has made or, to our knowledge, is considering making an Acquisition Proposal or grant any waiver or release under any standstill agreement;

–	engage in discussions regarding an Acquisition Proposal with any person that has made or, to our knowledge, is considering making an Acquisition Proposal, except to notify such Person as to the existence of these provisions relating to restrictions on solicitation;

–	approve, endorse or recommend any Acquisition Proposal; or

–	enter into any letter of intent or agreement in principle or any agreement or other arrangement providing for any Acquisition Proposal.

        We must promptly (and in any event within twenty four (24) hours after receipt) notify the Purchaser of the receipt of any Acquisition Proposal, or of any inquiries, proposals or offers received by, any request for information from, or any negotiations sought to be initiated or continued with, either us or our representatives concerning an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal and disclose the identity of the other party and the material terms of such inquiry, offer, proposal or request and provide the Purchaser with copies of any written materials provided to us as promptly as reasonably practicable. We must keep the Purchaser informed on a prompt basis of the status, terms and substance of any discussions or negotiations (including amendments and proposed amendments) of any such Acquisition Proposal or other inquiry, offer, proposal or request concerning an Acquisition Proposal.

        Notwithstanding these limitations, if at any time prior to obtaining the approval of our shareholders for the Merger, we receive an Acquisition Proposal which:

–	constitutes a Superior Proposal or our Board of Directors determines in good faith could reasonably be expected to result in a Superior Proposal; and

–	our Board of Directors has concluded in good faith, after consultation with our outside legal advisors, that the failure of our Board of Directors to furnish such information or engage in such discussions or negotiations would be inconsistent with the directors’exercise of their fiduciary obligations to our shareholders under applicable law;

        then we may take the following actions:

–	furnish nonpublic information to the third party making such Acquisition Proposal, if, and only if, prior to so furnishing such information, we receive from the third party an executed confidentiality agreement on terms no less favorable in any material respect to us than the terms of the confidentiality agreement executed between us and the Investors and provided that, any such information must be provided to the Purchaser as promptly as is reasonably practicable after its provision to such third party to the extent not previously made available to the Purchaser; and

–	engage in discussions or negotiations with the third party with respect to the Acquisition Proposal.

Change of Recommendation/Termination in Connection with a Superior Proposal

        The Merger Agreement requires us to duly call, give notice of, convene and hold a meeting of our shareholders to approve the Merger Agreement. In this regard, our Board of Directors has resolved to take such actions with respect to the Meeting and recommend that our shareholders approve the Merger Agreement. However, our Board of Directors may, at any time prior to the approval of the Merger Agreement by our shareholders, make a change of recommendation or terminate the Merger Agreement and enter into a definitive agreement with respect to a Superior Proposal if our Board of Directors has concluded in good faith, after consultation with our outside legal advisors, that the failure of our Board of Directors to effect a change of recommendation or approve or recommend a Superior Proposal, as applicable, would be inconsistent with our Board of Directors’ exercise of its fiduciary obligations to our shareholders under applicable law. Our Board of Directors may not effect such change of recommendation or termination unless the following conditions have been met:

–	three business days shall have passed from the Purchaser’s receipt of a written notice from us advising the Purchaser of our intent to take such action and describing the material terms and conditions of the Superior Proposal and as promptly as practicable thereafter we must provide a copy of the relevant proposed transaction agreements for such Superior Proposal, and state that we intend to effect a change in recommendation; and

–	during such three business day period, we must negotiate with the Purchaser and Merger Sub in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

        Any material amendment to the financial terms of such Superior Proposal shall require a new notice of Superior Proposal and a new three business day period.

        In addition, our Board of Directors will not approve or recommend a Superior Proposal unless we immediately terminate the Merger Agreement, subject to our payment to the Purchaser of the applicable termination fee, as described in further detail in the section of this Proxy Statement entitled “The Merger Agreement–Termination Fees and Expenses” beginning on page 77.

Termination of the Merger Agreement

        We and the Purchaser may agree to terminate the Merger Agreement without completing the Merger at any time. The Merger Agreement may also be terminated in certain other circumstances, including:

–	by either us or the Purchaser if:

š	the Merger is not completed by the End Date, so long as the terminating party's breach of the Merger Agreement did not cause the failure to close;

š	the Meeting shall have been convened and concluded and shareholder approval of the Merger shall not have been obtained; or

š	any legal restraint that prohibits the completion of the Merger shall be in effect and shall have become final and non-appealable, provided that the terminating party shall have used its reasonable best efforts to remove such restraint and that its failure to perform its obligations under the Merger Agreement is not the primary cause of such restraint;

–	by us if:

š	Purchaser has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements in the Merger Agreement that would give rise to the failure of a closing condition and cannot be or has not been cured within thirty calendar days after receipt of written notice of such breach or failure;

š	the closing conditions have been satisfied and the Purchaser has failed to complete the Merger within ten business days (or such longer period specified by us in a notice to the Purchaser scheduling the closing of the Merger) after the later of (a) the first day that the closing conditions have been satisfied and (b) the date on which we provide such notice to the Purchaser undertaking to close the Merger; or

š	such termination is effected prior to obtaining shareholder approval in order to enter into an agreement with respect to a Superior Proposal, provided that such termination shall be conditioned on and subject to our paying the Purchaser the termination fee as required under the Merger Agreement;

–	by the Purchaser if:

š	we have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements in the Merger Agreement that would give rise to the failure of a closing condition and cannot be or has not been cured within thirty calendar days after receipt of written notice of such breach or failure; or

š	our Board of Directors or any committee thereof have (a) changed or withdrawn its recommendation that our shareholders approve the Merger, (b) failed to recommend against a tender or exchange offer constituting an Acquisition Proposal, except to the extent permitted pursuant to the solicitation provisions set forth in the Merger Agreement, (c) recommended to our shareholders or approved any Acquisition Proposal or (d) failed to include its recommendation with respect to the Merger in any materials sent to our shareholders in connection with the Meeting;

Termination Fees and Expenses

        Expenses

        Subject to certain exceptions set forth in the Merger Agreement and the expense reimbursement provisions described below, we, on the one hand, and the Purchaser and Merger Sub, on the other hand, will pay their own fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby.

        We have agreed to reimburse the Purchaser’s reasonable, actual and documented out-of-pocket fees and expenses incurred prior to termination of the Merger Agreement, up to an aggregate maximum amount of US$5,000,000 if the Purchaser terminates the Merger Agreement because we have breached or failed to perform in any material respect any of our representations, warranties, covenants or other agreements in the Merger Agreement that would give rise to the failure of a closing condition and such breach or failure cannot be or has not been cured within thirty calendar days after receipt of written notice thereof. We are required to pay such fees and expenses no later than two business days after such termination.

        The Purchaser has agreed to reimburse our reasonable, actual and documented out-of-pocket fees and expenses incurred prior to termination of the Merger Agreement up to an aggregate maximum amount of US$5,000,000 if we terminate the Merger Agreement because the Purchaser shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements in the Merger Agreement that would give rise to the failure of a closing condition and cannot be or has not been cured within thirty calendar days after receipt of written notice thereof, if such breach or failure to perform is not intentional. The Purchaser is required to pay such fees and expenses no later than ten business days after such termination.

        Termination Fee Payable by Us

        We have agreed to pay the Purchaser a termination fee in the amount of US$14,239,000 if:

–	the Merger Agreement is terminated by us at any time prior the receipt of the approval of our shareholders, because our Board of Directors has approved or recommended a Superior Proposal, in which case we are required to pay the termination fee prior to or simultaneously with such termination;

–	the Merger Agreement is terminated by the Purchaser because our Board of Directors or any committee thereof has (a) changed or withdrawn its recommendation that our shareholders approve the Merger, (b) failed to recommend against a tender or exchange offer constituting an Acquisition Proposal, except to the extent permitted pursuant to the solicitation provisions set forth in the Merger Agreement, (c) recommended to our shareholders or approved any Acquisition Proposal or (d) failed to include its recommendation with respect to the Merger in any materials sent to our shareholders in connection with the Meeting, in which case we are required to pay such termination fee no later than two business days after such termination; or

–	prior to the termination of the Merger Agreement:

š	a bona fide Acquisition Proposal (substituting for such purpose 50% for the 20% threshold set forth in the definition of Acquisition Proposal) is publicly proposed or otherwise privately communicated to our Board of Directors;

š	the Merger Agreement is terminated by (a) us or the Purchaser as a result of reaching the End Date, (b) the Purchaser if the Meeting shall have been convened and concluded and shareholder approval of the Merger shall not have been obtained or (c) the Purchaser because we have breached or failed to perform in any material respect any of our representations, warranties, covenants or other agreements in the Merger Agreement that would give rise to the failure of a closing condition and such breach or failure cannot be or has not been cured within thirty calendar days after receipt of written notice thereof; or

š	no later than nine months after such termination, any definitive agreement providing for any Acquisition Proposal has been entered into or any Acquisition Proposal completed;

in which event we are required to pay the termination fee simultaneously with the completion of such Acquisition Proposal or any Acquisition Proposal relating thereto.

        Termination Fee Payable by the Purchaser

        The Purchaser has agreed to pay us a termination fee in the amount of US$47,463,000 if:

–	we terminate the Merger Agreement because the Purchaser has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements in the Merger Agreement that would give rise to the failure of a closing condition and cannot be or has not been cured within thirty calendar days after receipt of written notice thereof, if such breach or failure to perform is intentional (intentional breach to include, for this purpose, if the Purchaser obtains equity and debt financing that causes our Board of Directors to reasonably determine that such financing would prevent it from approving the Merger pursuant to applicable law such determination to be made after consultation with counsel and an internationally recognized investment bank regarding our company’s ability to fulfill its financial obligations) and as of the date of such termination the closing conditions have been satisfied, in which case the Purchaser is required to pay such termination fee no later than ten business days after such termination; or

–	we terminate the Merger Agreement because the closing conditions have been satisfied and the Purchaser has failed to complete the Merger within ten business days (or such longer period specified by us in a notice to the Purchaser scheduling the closing of the Merger) after the later of (a) the first day that the closing conditions have been satisfied and (b) the date on which we provide such notice to the Purchaser undertaking to close the Merger, in which case the Purchaser is required to pay such termination fee no later than ten business days after such termination;

        Exclusive Remedy

        The expense reimbursement and termination fees set forth above are, if paid, the sole and exclusive remedy for the recipient of such fee.

Indemnification and Insurance

        We and the Purchaser have agreed that the Purchaser will cause the Surviving Corporation to fulfill and honor all of our obligations pursuant to existing indemnification agreements in favor of our current or former directors and officers and those of any of our subsidiaries with respect to claims arising from facts or events that existed prior to the closing of the Merger. Without limiting the generality of the foregoing, the Purchaser has agreed that for a period of seven years following the Merger, it will cause the articles of association, certificate of incorporation and bylaws of the Surviving Corporation and its subsidiaries, as applicable, to contain provisions with respect to exculpation and limitation of liability, insurance and indemnification that are at least as favorable as the provisions contained in such instruments as of the date of the Merger Agreement, and not to amend such provisions in a manner that would adversely affect the rights of the indemnitees described above.

        For seven years following the Merger, the Surviving Corporation will maintain officers’ and directors’ liability insurance covering those persons covered by our officers’ and directors’ liability insurance policy prior to the Merger with coverage at least as favorable as that provided by our policy as of the date of the Merger Agreement, to be increased, subject to the approval of Item 1 in the agenda for the Meeting, from US$15,000,000 to US$20,000,000 for any one claim and in the aggregate for all claims during the policy period, and to approve additional coverage under a “Side A” Directors’ and Officers’ Liability Insurance Policy of up to US$5,000,000 for any one claim and in the aggregate for all claims during the policy period, provided that in no event shall the Purchaser be required to expend per year of coverage more than 200% of the amount currently expended by the Company per year of coverage as of the date of the Merger Agreement in order to maintain or procure such insurance coverage. If, notwithstanding the use of reasonable best efforts to do so, the Purchaser is unable to maintain or obtain such insurance, the Purchaser shall obtain as much comparable insurance as available for 200% of the amount currently expended by our company per year of coverage as of the date of the Merger Agreement.

        We shall, after reasonable consultation with the Purchaser in good faith, satisfy the foregoing insurance obligations by purchasing a seven-year tail policy to the current policy of directors’ and officers’ liability insurance maintained by us at a cost not in excess of US$1,200,000. This tail policy is required to remain active for a seven-year period after the Merger and to contain terms that are no less favorable than the coverage provided by the policy in place on the date of the Merger Agreement and on terms comparable to companies similarly situated in the industries in which we operate.

Employee Benefits

        For a period of eighteen months following the Merger, we will provide each of our then current employees compensation and benefits (other than equity based compensation plans and transactional and change in control bonuses) that are, in the aggregate (to any such employee), substantially comparable to the compensation and benefits being provided to such employees immediately prior to the Merger. We will generally provide any such employees whose employment is terminated during the eighteen month period following the Merger with severance benefits equal to the severance benefits that such employee would have been entitled to prior to the Merger, pursuant to and under circumstances consistent with the terms of our severance plan applicable to such employee.

        The Purchaser has agreed to cause the Surviving Corporation to recognize the service of such employees with us prior to the completion of the Merger for purposes of eligibility and accrual of vacation and other paid time off and severance benefits with respect to any benefit plan providing benefits to our employees following the Merger, or the New Plans. In addition, (a) with respect to any New Plans, each such employee will be immediately eligible to participate, without waiting time, to the extent coverage under the new benefit plan is intended to replace coverage under a comparable, in the aggregate, benefit plan of our company and (b) for each New Plan that provides medical, dental, pharmaceutical and/or vision benefits, the Purchaser has agreed to cause the Surviving Corporation to waive all limitations as to pre-existing conditions and actively-at-work requirements, and to give effect, in satisfying any deductible, coinsurance and maximum out-of-pocket requirements, to expenses incurred by employees and their dependents under similar plans maintained by us and our subsidiaries immediately prior to the effective time of the Merger.

Amendment, Extension and Waiver

        The parties may amend the Merger Agreement at any time by a written instrument duly executed on behalf of each party to the Merger Agreement, except that after our shareholders have approved the Merger Agreement, if any amendment requires further approval by our shareholders by law or the rules of any stock exchange, the Merger Agreement may not be amended, supplemented or modified without such approval having been obtained.

        At any time before the completion of the Merger, each of the parties to the Merger Agreement may, by written instrument:

–	extend the time for the performance of any of the obligations or other acts of the other parties;

–	waive any inaccuracies in the representations and warranties of the other parties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement; or

–	waive compliance with any of the agreements or conditions contained in the Merger Agreement.

        The failure of either party to the Merger Agreement to assert any of its rights under the Merger Agreement will not constitute a waiver of such rights.

Irrevocable Proxies and Unilateral Undertakings

        Certain of our shareholders holding, in the aggregate, approximately 20% of the outstanding Gilat Shares have executed an irrevocable proxy and unilateral undertaking in favor of the Purchaser under which those shareholders have agreed, among other things, to give the Purchaser a proxy to vote such Gilat Shares in favor of the Merger Proposal and against any other Acquisition Proposal. For more information regarding our major shareholders, please see the section of this Proxy Statement entitled “Beneficial Ownership of Gilat Shares” beginning on page 83. A form of the irrevocable proxy and unilateral undertaking entered into by such shareholders is attached to this Proxy Statement as Appendix C and we urge you to read it carefully in its entirety.

MARKET PRICE INFORMATION

        Gilat Shares are listed for trading on the NASDAQ Global Market and the Tel Aviv Stock Exchange under the symbol “GILT.” The following tables set forth the high and low closing market prices for Gilat Shares on the NASDAQ Global Market for the periods indicated. All of the reported prices have been adjusted to reflect a twenty for one share reverse stock split which became effective April 16, 2003:

	Price		Average Daily Trading Volume
	High	Low

Year Ended December 31, 2003:	$8.80	$3.43	80,345

Year Ended December 31, 2004:	$9.40	$4.00	219,488

Year Ended December 31, 2005:	$7.48	$5.19	88,311

Year Ended December 31, 2006:
First Quarter	$6.44	$5.59	61,384
Second Quarter	$8.37	$5.96	82,938
Third Quarter	$9.54	$7.15	77,997
Fourth Quarter	$10.01	$8.37	142,675

Year Ended December 31, 2007:
First Quarter	$9.74	$7.89	161,902
Second Quarter	$9.87	$8.07	172,138
Third Quarter	$10.25	$8.40	163,679
Fourth Quarter	$11.18	$10.01	118,200

Year Ended December 31, 2008:
First Quarter	$11.05	$9.46	164,233
Second Quarter (through May 28)	$11.00	$10.52	237,801

Most Recent Six Months:
November 2007	$11.18	$10.41	112,233
December 2007	$10.55	$10.01	100,235
January 2008	$10.89	$9.82	137,281
February 2008	$11.05	$10.14	125,100
March 2008	$10.83	$9.46	231,665
April 2008	$10.75	$10.52	264,600

        The average closing price of the Gilat Shares on the NASDAQ Global Market during the thirty trading days ended May 8, 2007, the last trading day prior to filing of the immediate report by Mivtach Shamir, disclosing its offer submitted to us to acquire all our outstanding shares for US$10.00 per share, was US$8.62.

        On May 28, 2008, the most recent practicable date before this Proxy Statement was printed, the closing price for the Gilat Shares on the NASDAQ Global Market was US$10.93 per share.

        SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE GILAT SHARES.

BENEFICIAL OWNERSHIP OF GILAT SHARES

        We have authorized and outstanding one class of equity securities, designated ordinary shares, with a nominal (par) value of NIS 0.20 per share. The following table sets forth, as of May 28, 2008, unless otherwise stated, the number of shares owned by (a) each person or entity known to us to be the beneficial owner of more than 5% of our shares (our “major shareholders”) and (b) our other directors or members of our senior management as a group. None of our directors, officers or key executives currently owns 1% or more of our outstanding share capital; however, if each of Messrs. Amiram Levinberg, Joshua Levinberg or Yoav Leibovitch exercises all of their vested options, each of such persons will own 1% or more of our outstanding share capital. Except where otherwise indicated, we believe, based on information furnished by the owners, that the beneficial owners of the ordinary shares listed below have sole investment and voting power with respect to such shares, subject to any applicable community property laws. The shareholders listed below do not have any different voting rights from any other shareholders of our company, except to the extent that they hold more than 7% and as such, they will have a right to appoint a director, subject to certain conditions in our Articles of Association.

Name and Address	Number of Ordinary Shares Beneficially Owned	Percent of Ordinary Shares Outstanding

York Capital Management (1)	8,121,651	20.4%
Mivtach Shamir Finance Ltd. (2)	2,216,945	5.6%
All officers and directors as a group
(12 persons)(3)	2,765,928	6.9%

(1)	Based on an amendment to a Schedule 13D filed on March 31, 2008, the shares are directly owned by or allocated for the benefit of (a) York Capital Management, L.P., a Delaware limited partnership; (b) York Investment Limited, a corporation established in the Commonwealth of the Bahamas; (c) York Credit Opportunities Fund, L.P., a Delaware limited partnership; and (d) one other account. These four entities are part of a family of pooled investment vehicles managed by JGD Management Corp., a Delaware corporation doing business as York Capital Management. The sole shareholder of JGD is James G. Dinan. Dinan Management is the general partner of York Capital Management L.P. and James G. Dinan and Daniel A. Schwartz are the controlling members of Dinan Management. York Offshore Limited is the investment manager of York Investment Limited. The controlling principal of York Offshore Limited is James G. Dinan. Daniel A. Schwartz is a director of York Offshore Limited. York Credit Opportunities Domestic Holdings is the general partner of York Credit Opportunities. James G. Dinan and Daniel A. Schwartz are the controlling members of York Credit Opportunities Domestic Holdings. The principal business address of each of these entities and individuals is c/o York Capital Management, 767 Fifth Avenue, 17th Floor, New York, New York, 10153.

(2)	Based on a Schedule 13D filed on July 28, 2005. Mr. Meir Shamir and Ashtrom Industries Ltd. share voting and dispositive power with respect to the shares held by Mivtach Shamir. The address of Mivtach Shamir is Beit Sharvat, 4 Kaufman St., Tel Aviv 68012, Israel.

(3)	Includes options that are currently exercisable or are exercisable within sixty days that are held by our directors and executive officers.

INDEPENDENT PUBLIC ACCOUNTANTS

        Kost Forer Gabbay & Kasierer, a Member of Ernst & Young Global serves as our independent certified public accountant and served in that role during the fiscal year ended December 31, 2007. Representatives of Kost Forer Gabbay & Kasierer are expected to be present at the Meeting, where they will be available to respond to appropriate questions.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

        The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about Gilat and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

–	Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed on April 9, 2008; and

–	Reports of Foreign Issuer on Form 6-K submitted on April 22, 2008 and May 15, 2008.

        Our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of Gilat Shares.

        YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED MAY 30, 2008. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

        Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, AMIRAM LEVINBERG Chairman of the Board of Directors

Petah Tikva, Israel
May 30, 2008

APPENDIX A

        The Merger Agreement has been included to provide shareholders with information regarding its terms. It is not intended to provide any other factual information about Gilat. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of the specific dates therein, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement. The representations and warranties have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing those matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to shareholders. Shareholders are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Gilat, the Purchaser or Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Gilat’s public disclosures.

AGREEMENT AND PLAN OF MERGER

by and among

GALACTIC HOLDINGS LTD.,

GALACTIC ACQUISITION COMPANY LTD.

and

GILAT SATELLITE NETWORKS LTD.

Dated as of March 31, 2008

A - i

A - ii

EXHIBIT INDEX

Exhibit A	Form of Limited Guaranty
Exhibit B	Irrevocable Proxy and Unilateral Undertaking
Exhibit C	Merger Proposal

A - iii

AGREEMENT AND PLAN OF MERGER

        AGREEMENT AND PLAN OF MERGER, dated as of March 31, 2008, by and among GALACTIC HOLDINGS LTD., an Israeli company (the “Purchaser”), GALACTIC ACQUISITION COMPANY LTD., an Israeli company and a subsidiary of the Purchaser (the “Merger Sub”), and GILAT SATELLITE NETWORKS LTD., an Israeli company (the “Company”). The Purchaser, the Merger Sub and the Company are each referred to herein as a “Party,” and collectively as the “Parties.”

RECITALS

A.	The Parties hereto intend to enter into a transaction whereby the Merger Sub will merge with and into the Company (the “Merger”) by way and upon the terms and conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (the “Companies Law”), following which, the Merger Sub will cease to exist, the Company will become a Subsidiary of the Purchaser, and the Company Shares (as defined below) will be exchanged for the right to receive the Aggregate Merger Consideration (as defined below).

B.	The Board of Directors has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement (collectively, the “Transactions”) are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the Transactions, and (iii) determined to recommend to the shareholders of the Company the approval of this Agreement, the Merger and the Transactions.

C.	The boards of directors of each of the Purchaser and the Merger Sub have approved this Agreement, the Merger and the Transactions, and the board of directors of the Merger Sub has (i) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Merger Sub to its creditors, and (ii) recommended that the sole shareholder of the Merger Sub vote to approve this Agreement, the Merger and the Transactions.

D.	Concurrently with the execution and delivery of this Agreement, the sole shareholder of the Merger Sub has approved this Agreement, the Merger and the Transactions.

E.	Concurrently with the execution and delivery of this Agreement and as a condition to and inducement of the Company’s willingness to enter into this Agreement, the Sponsors (as defined below) have each entered into a Limited Guaranty in the form attached hereto as Exhibit A, dated as of the date hereof, in favor of the Company with respect to certain obligations of the Purchaser and the Merger Sub under this Agreement (the “Limited Guaranty”).

F.	Concurrently with the execution and delivery of this Agreement and as a condition to and inducement of the Purchaser’s willingness to enter into this Agreement, certain shareholders of the Company have executed an irrevocable proxy and unilateral undertaking in favor of the Purchaser in the form attached hereto as Exhibit B, according to which each such shareholder undertook to support the approval and adoption of this Agreement, the Merger and the Transactions at the Company Shareholders’ Meeting (as defined below).

        NOW, THEREFORE, in consideration of the forgoing premises, and of the representations, warranties, covenants and agreements contained herein, the Parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

        Section 1.1 Definitions.

        As used in this Agreement, the following terms shall have the following meanings:

        “102 Trustee” means the trustee appointed by the Company in accordance with the provisions of the Ordinance, and approved by the Israeli Taxing Authority, with respect to Company 102 Securities.

        “Affiliate” of any Person means another Person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with such first Person.

        “Aggregate Merger Consideration” shall mean the product of (i) the number of Company Shares issued and outstanding (other than those shares cancelled pursuant to Section 3.1(a) and Company Shares held by certain Sponsors or their Affiliates) immediately prior to the Effective Time multiplied by (ii) the Merger Consideration (as defined below).

        “Agreement” means this Agreement, together with all Exhibits and Schedules attached hereto, as the same may be amended from time to time in accordance with the terms hereof.

        “Articles of Association” means the articles of association of the Company as of the date hereof.

        “Board of Directors” means the board of directors of the Company.

        “Business Day” means, except as otherwise set forth herein, any day other than Friday, Saturday or any other day on which banks are legally permitted to be closed in Israel or Los Angeles, California.

        “Code” means the U.S. Internal Revenue Code of 1986, as amended.

        “Company 102 Securities” means (i) Company Stock Options granted under Section 102(b)(2) of the Ordinance, or granted under Section 102 of the Ordinance prior to January 1, 2003, and (ii) Company Shares issued upon the exercise of any such Company Stock Options and held by the 102 Trustee pursuant to the Ordinance.

        “Company Employee Plan” means each Plan, including (i) each “employee benefit plan,” within the meaning of, and subject to, Section 3(3) of ERISA, and (ii) each International Employee Plan, other than plans, programs and arrangements sponsored or maintained by Governmental Authorities to which the Company or its Subsidiaries are legally-mandated to contribute, which is or has been maintained, contributed to, or required to be contributed to, by the Company or its Subsidiaries, or with respect to which the Company or its Subsidiaries has or may have, as of the Closing Date, any liability or obligation, contingent or otherwise.

        “Company Intellectual Property Rights” means any Intellectual Property Rights, including Registered Intellectual Property Rights, that are owned, used or held for use by the Company or any of its Subsidiaries or necessary for the conduct of the business of the Company or any of its Subsidiaries.

        “Company Product” means any product or service of the Company or any of its Subsidiaries currently being marketed, sold or licensed by the Company or any of its Subsidiaries.

        “Company Shares” means ordinary shares, NIS 0.20 par value per share, of the Company.

        “Company Stock Option Plans” means the Company’s 1995 Stock Option Plan, 1995 Section 102 Stock Option Plan, 2003 Stock Option Plan, 2003 Section 102 Stock Option Plan, and 2005 Share Incentive Plan.

        “Confidentiality Agreement” means that certain confidentiality agreement, dated as of July 6, 2007, by and between the representative of the Company and The Gores Group, LLC, entered into in connection with the Transactions, to which agreement the other Sponsors have been subsequently joined.

        “Contract” means any binding written, oral, electronic or other contract, lease, license, sublicense, instrument, note, bond, indenture, option, warrant, purchase order, undertaking, agreement or obligation of any nature.

        “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract, as trustee or executor, or otherwise.

        “Employee” means any current employee or director of the Company or its Subsidiaries.

        “Employment Agreement” means each management, employment, severance, change in control, retention, relocation, repatriation, expatriation or arrangement or other Contract with respect to which the Company or any of its Subsidiaries has or may have, as of the Closing Date, any liability or obligation, contingent or otherwise.

        “Encumbrances” means any liens, charges, security interests, mortgages, pledges, options, preemptive rights, rights of first refusal or first offer, proxies, levies, voting trusts or agreements, or other adverse claims or restrictions on title or transfer of any nature whatsoever.

        “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

        “ERISA Affiliate” means any Subsidiary of the Company or other Person or entity under common Control with the Company, its Subsidiaries or their respective Affiliates within the meaning of Section 414 (c), (m) or (o) of the Code.

        “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        “GAAP” means generally accepted accounting principles as in effect in the United States of America at the time of the preparation of the subject financial statements.

        “Government Contract” means any Contract to which the Company is a party with any Governmental Authority or any Contract to which the Company is a party that is a subcontract (at any tier) with another Person that holds either a Contract directly with any Governmental Authority or a subcontract (at any tier) under any such Contract.

        “Intellectual Property Licenses” means any Contract including any grant (i) by the Company or any of its Subsidiaries to any Person of any license, sublicense, right, permission, consent or non-assertion relating to or under any Intellectual Property Rights of the Company or any of its Subsidiaries, or (ii) by any Person to the Company or any of its Subsidiaries of any license, sublicense, right, permission, consent or non-assertion relating to or under any Intellectual Property Rights.

        “Intellectual Property Rights” means any and all intellectual property rights and related priority rights, arising from or in respect of the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction (including common law and statutory rights) or under any international convention, including: (i) all United States and foreign patents and utility models and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisional applications, continuations and continuations-in-part thereof, and equivalent rights anywhere in the world in inventions and discoveries, including invention disclosures (“Patents”), (ii) all trade secrets and other proprietary rights in know-how and confidential or proprietary information (including inventions and discoveries, whether patentable or not, technology research and development, technical information, techniques, methods, processes, algorithms, schematics, business methods, formulae, specifications, drawings, prototypes, models, designs, customer lists and supplier lists), in each case excluding any rights in respect of any of the foregoing that are protected by Patents (“Trade Secrets”), (iii) all copyrights, published and unpublished works of authorship (including databases and other compilations of information), copyright registrations and applications therefor, and mask works and mask work registrations and applications therefor and all renewals, extensions, restorations and reversions of any of the foregoing (“Copyrights”), (iv) all uniform resource locators, e-mail and other internet addresses and domain names and applications and registrations therefor (“URLs”), (v) all trademarks, service marks, trade names, logos, brand names, symbols, trade dress, certification marks, collective marks, d/b/a’s, assumed names, fictitious names and other indicia of origin, common law trademarks and service marks, trademark and service mark registrations and applications therefor, and all renewals and extensions of any of the foregoing, and all goodwill associated therewith (“Trademarks”), and (vi) all “moral” rights of authors and inventors, however denominated throughout the world.

        “International Employee Plan” means each Plan and each government-mandated plan or program that has been adopted or maintained by the Company or its Subsidiaries, whether informally or formally, or with respect to which the Company or any of its Subsidiaries has, will or may have, as of the Closing Date, any obligation or liability, contingent or otherwise, substantially for the benefit of individuals who perform or have performed services to the Company or its Subsidiaries outside the United States. This shall include, in Israel, manager’s insurance or other provident or pension funds which are not government-mandated but were set up to provide for the Company’s legal obligation to pay statutory severance pay (Pitzuay Piturim) under the Severance Pay Law 5723-1963 (“Severance Pay Law”).

        “Knowledge” means the actual knowledge of (i) as to the Company, those officers set forth in Section 1.1 of the Company Disclosure Schedule, and (ii) as to the Purchaser, the directors of the Purchaser set forth in Section 1.1 of the Purchaser Disclosure Schedule.

        “Laws” shall mean any order, any federal, state, provincial, local or other statute, law, rule of common law, or code of any kind, domestic or foreign, and the rules, regulations, ordinances and standards promulgated thereunder and, where applicable, any interpretation thereof by any Governmental Authority having jurisdiction with respect thereto or charged with the administration thereof.

        “Material Adverse Effect” means any change, event, occurrence or effect which, individually or in the aggregate, did or would reasonably be expected to (a) have a material adverse effect on the business, results of operations, or financial condition of the Company and its Subsidiaries taken as a whole or (b) materially impede the ability of the Company and its Subsidiaries to consummate the Transactions or perform their obligations under this Agreement, in each case, other than changes, events, occurrences or effects relating to or arising from: (i) changes in general economic or political conditions or financial credit or securities markets in general (including changes in interest or exchange rates) in any country or region in which any of the Company or its Subsidiaries conducts a material portion of its business, except to the extent such changes affect the Company and its Subsidiaries in a disproportionate manner as compared to other companies operating in any such country or region in industries in which the Company or its Subsidiaries operate or do business, (ii) any event, circumstance, change or effect that affects the industries in which the Company or its Subsidiaries operate, except to the extent such event, circumstance, change or effects affect the Company and its subsidiaries in a disproportionate manner as compared to other participants in the industry, (iii) any changes in GAAP occurring after the date of this Agreement, (iv) acts of war, armed hostilities or terrorism, or escalation or worsening thereof, that cause any damage or destruction to, or render physically unusable, any facility or property of the Company or any of its Subsidiaries or otherwise disrupt the business or operations of the Company or any of its material Subsidiaries, (v) the negotiation, announcement or performance of this Agreement and the Transactions (including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, vendors or employees) or any action taken by the Company at the written request of, or with the written consent of, the Purchaser, (vi) any decline in the market price or decrease or increase in the trading volume of Company Shares after the date of this Agreement, (vii) any failure to meet internal or published projections, forecasts, or revenue or earning predictions for any period after the date of this Agreement, (viii) any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law relating to this Agreement, the Merger or the other Transactions, or the approval thereof, and (ix) the outcome of any threatened or actual litigation or contingent liability disclosed in Section 4.5(d) of the Company Disclosure Schedule unless the Company or any of its Subsidiaries has engaged in fraud or intentional misrepresentation in connection with the items disclosed in such schedule; provided, that the exceptions in clauses (vi) and (vii) shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure is a Material Adverse Effect.

        “Memorandum of Association” means the memorandum of association of the Company as of the date hereof.

        “NASDAQ” means The NASDAQ Global Market.

        “Permitted Encumbrance” shall mean (i) any statutory Encumbrance for Taxes not yet due or payable or the amount or validity of which is being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established on the financial statements in accordance with GAAP, (ii) Encumbrances securing indebtedness or liabilities that are reflected in the most recent Company SEC Documents (as defined below) filed prior to the date hereof, (iii) such non-monetary Encumbrances or other imperfections of title, if any, that do not individually or in the aggregate, adversely affect the use of the relevant property or assets, including (A) easements or claims of easements whether shown or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) rights of parties in possession, (C) any supplemental Taxes or assessments not shown by the public records, and (D) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) Encumbrances disclosed on existing title reports or existing surveys, (v) Encumbrances imposed or promulgated by Laws with respect to real property and improvements, including zoning regulations, (vi) Encumbrances under applicable securities Laws, and (vii) mechanics’, carriers’, workmen’s, repairmen’s and similar Encumbrances, incurred in the ordinary course of business.

        “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Authority or other entity of any kind or nature.

        “Plan” means each material plan, program, policy, contract, agreement or other arrangement, other than an Employment Agreement, providing for compensation, bonus, incentive, severance, termination pay, deferred compensation, stock or stock-related awards, including Company Stock Options welfare benefits, insurance, salary continuation, vacation, leave of absence, educational assistance, fringe benefits or other employee benefits or remuneration of any kind, funded or unfunded.

        “Registered Intellectual Property Rights” means all United States, international and foreign (i) issued Patents, including pending applications therefor, (ii) registered Trademarks and pending applications to register Trademarks, including intent-to-use applications, (iii) Copyright registrations and pending applications to register Copyrights, and (iv) URL registrations and pending applications to register URLs.

        “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine-readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) documentation, including user manuals and other training documentation, related to any of the foregoing.

        “Sponsors” means Gores Capital Partners II, L.P., Mivtach Shamir Holdings Ltd., G SAT B Ltd., G SAT L Ltd., G SAT S Ltd. and DGB Investments, Inc.

        “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or Controlled by such Person or by one or more of its Subsidiaries.

        “Tax” or, collectively, “Taxes,” means (i) any and all United States, federal, provincial, state and local taxes, Israeli and other foreign taxes, assessments and other governmental charges, duties, impositions and liabilities, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, linkage for inflation, penalties and additions imposed with respect to such amounts, and (ii) any liability for the payment of any amounts of the type described in clause (i) as a result of being or ceasing to be a member of an affiliated, consolidated, combined or unitary group for any period (including any liability under United States Treas. Reg. Section 1.1502-6 or any comparable provision of Israeli or other foreign, state or local Laws).

        Section 1.2 Other Terms.

        Accounting terms not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings ascribed to them under GAAP. In addition to the terms defined in Section 1.1, the following terms are defined in the Sections of this Agreement noted below:

Defined Term	Section

102 Trust Period	6.10 (b)
Acquisition Proposal	6.5 (f)
Aggregate Consideration	3.2 (a)
Aggregate Option Consideration	3.3 (a)
Antitrust Requirements	4.4 (a)
Approved Enterprise	4.12 (d)
Book-Entry Shares	3.1 (b)
Certificates	3.1 (b)
Change of Recommendation	6.5 (d)
Closing	2.2
Closing Date	2.2
Companies Law	Recitals
Companies Registrar	2.3
Company	Preamble
Company Charter Documents	4.1 (a)
Company Contract	4.9 (b)
Company Disclosure Schedule	Article IV
Company Employees	6.14 (a)
Company Expenses	8.2 (b)
Company Permits	4.11
Company SEC Documents	4.5 (a)
Company Shareholder Approval	4.4 (c)
Company Shareholders' Meeting	6.7 (a)
Company Stock Options	3.3 (a)
Company Termination Fee	8.2 (a)(i)
Copyrights	1.1
Debt Commitment Letter	5.8 (a)
Debt Financing	5.8 (a)
Effective Time	2.3
End Date	8.1 (b)
Environmental Law	4.14 (b)
Equity Commitment Letter	5.8 (a)
Equity Financing	5.8 (a)
Exchange Fund	3.2 (a)
Financing	5.8 (a)
Financing Agreements	6.4 (d)
Financing Commitments	5.8 (a)
Governmental Authority	4.4 (a)
Governmental Consents	4.4 (a)
Grants	4.22
Hazardous Substance	4.14 (c)
Indemnitee	6.12 (a)
Investment Center	4.4 (a)
IRS	4.8 (b)
Israeli Employees	4.8 (i)
Israeli Options Tax Ruling	6.10 (b)
Israeli Withholding Tax Extension	6.10 (a)(ii)

Defined Term	Section

Israeli Withholding Tax Ruling	6.10 (a)(ii)
Jointly Owned Intellectual Property	4.16 (c)
Limited Guaranty	Recitals
Maximum Amount	6.12 (d)
Merger	Recitals
Merger Certificate	2.3
Merger Consideration	3.1 (b)
Merger Proposal	6.6 (a)
Merger Sub	Preamble
New Plans	6.14 (b)
Notice of Superior Proposal	6.5 (d)
OCS	4.4 (a)
Open Source	4.16 (g)
Option Consideration	3.3 (a)
Option Schedule	3.3 (b)
Ordinance	3.6
Party	Preamble
Patents	1.1
Paying Agent	3.2 (a)
Property	4.13 (b)
Purchaser	Preamble
Purchaser Affiliate	4.4 (c)
Purchaser Disclosure Schedule	Article V
Purchaser Expenses	8.2 (c)
Purchaser Termination Fee	8.2 (b)(ii)
Recommendation	4.20 (a)
Representatives	6.4 (a)
Restraints	7.1 (e)
Returns	4.12 (a)
SEC	4.4 (a)
Severance Pay Law	1.1
Subsidiary Shares	4.2 (c)
Substantial Creditors	6.6 (b)(ii)
Superior Proposal	6.5 (g)
Surviving Company	2.1
Surviving Company Articles	2.4
Tail Policy	6.12 (b)
Trademarks	1.1
Trade Secrets	1.1
Transactions	Recitals
URLs	1.1

ARTICLE II

THE MERGER

        Section 2.1 The Merger.

        Subject to the satisfaction or waiver (to the extent permitted hereunder and by Law) of the conditions set forth in Article VII, at the Effective Time and subject to and upon the terms and conditions set forth in this Agreement and the applicable provisions of Sections 314 through 327 of the Companies Law, (i) the Merger Sub (as the target company (Chevrat Ha’Ya’ad)) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet)), (ii) the separate corporate existence of the Merger Sub shall thereupon cease, (iii) the Company shall continue as the surviving company (sometimes hereinafter referred to as the “Surviving Company”), (iv) the Surviving Company shall continue to be governed by Israeli Law and shall become a wholly owned Subsidiary of the Purchaser, and (v) all the properties, rights, privileges and powers of the Company and the Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and the Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

        Section 2.2 Closing.

        The closing of the Merger and the Transactions (the “Closing”) shall take place, subject to the terms and conditions of this Agreement, at the offices of Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153, on the second Business Day after the satisfaction or waiver (to the extent permitted hereunder and by Law) of the conditions set forth in Article VII hereof (other than those conditions that by their nature may only be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or at such other time, date and location as the Parties hereto shall mutually agree. The date upon which the Closing actually occurs shall be referred to herein as the “Closing Date.”

        Section 2.3 Effective Time.

        As soon as practicable following the satisfaction or waiver (to the extent permitted hereunder and by Law) of the conditions set forth in Article VII (other than those conditions that by their nature may only be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), the Merger Sub shall, in coordination with the Company, deliver (and the Purchaser shall cause the Merger Sub to deliver) to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the Companies Law (the “Merger Certificate”) after notice that the Closing has occurred is served to the Companies Registrar. The Merger shall become effective upon issuance of the Merger Certificate by the Companies Registrar (the “Effective Time”).

        Section 2.4 Articles of Association.

        The parties hereto shall take all actions necessary so that the articles of association of the Company as in effect immediately prior to the Effective Time shall be the articles of association of the Surviving Company (the “Surviving Company Articles”), until duly amended as provided therein or by applicable Law.

        Section 2.5 Directors and Officers.

    (a)        The Parties shall take all actions necessary so that the directors of the Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Company until their successors shall have been duly elected or appointed and qualified or until their removal or resignation in accordance with the Surviving Company Articles.

    (b)        The Parties shall take all actions necessary so that the current officers of the Company shall remain the officers of the Surviving Company until their successors shall have been duly elected or appointed or qualified or until their removal or resignation in accordance with the Surviving Company Articles.

ARTICLE III

EFFECT OF THE MERGER ON SHARE CAPITAL; PAYMENT

        Section 3.1 Effect on Share Capital.

        At the Effective Time, by virtue of, and simultaneously with, the Merger and without any action on the part of the Company, the Merger Sub or the holders of any securities of the Company or the Merger Sub:

    (a)        Cancellation of Company Shares. Each of the Company Shares held by the Company as dormant shares or held by the Purchaser or the Merger Sub immediately prior to the Effective Time shall automatically be cancelled, retired and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

    (b)        Conversion of Company Shares. Except as otherwise provided in this Agreement, each Company Share issued and outstanding immediately prior to the Effective Time (other than shares cancelled pursuant to Section 3.1(a) hereof, and Company Shares held by certain Sponsors or one of their Affiliates), shall be automatically converted into the right to receive $11.40 in cash (such per share amount, the “Merger Consideration”), without interest. All Company Stock Options shall be treated in accordance with Section 3.3 hereof. Each Company Share to be converted into the right to receive the Merger Consideration as provided in this Section 3.1(b) shall be automatically cancelled and shall cease to exist, and the holders of certificates (the “Certificates”), which immediately prior to the Effective Time represented outstanding Company Shares, or non-certificated Company Shares represented by book-entry (“Book-Entry Shares”) shall cease to have any rights with respect to such Company Shares other than the right to receive, upon surrender of such Certificates or Book-Entry Shares, in accordance with Section 3.2 of this Agreement, the Merger Consideration, without interest.

    (c)        Conversion of the Merger Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each ordinary share, par value of NIS 1.00 per share, of the Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become fully paid ordinary shares, par value NIS 0.20 per share, of the Surviving Company as shall be issued and outstanding as of the Effective Time and such ordinary shares shall constitute the only outstanding shares of the Surviving Company.

    (d)        Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding Company Shares shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any share dividend or distribution with a record date during such period, the Merger Consideration as provided in Section 3.1(b) shall be equitably adjusted to reflect such change; provided that, in no event shall the Aggregate Consideration increase as a result of such change.

        Section 3.2 Exchange of Certificates.

    (a)        Designation of Paying Agent; Deposit of Exchange Fund. Prior to the Effective Time, the Purchaser shall designate a paying agent based in the United States (the “Paying Agent”) reasonably acceptable to the Company for the payment of the Aggregate Merger Consideration as provided in Section 3.1(b). Concurrently with the scheduled date of issuance of the Merger Certificate by the Companies Registrar, the Purchaser shall deposit, or cause to be deposited with the Paying Agent for the benefit of holders of Company Shares and Company Stock Options cash constituting an amount equal to (i) the sum of the Aggregate Merger Consideration plus (ii) the Aggregate Option Consideration (the “Aggregate Consideration,” and such Aggregate Consideration as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.1(b) and Section 3.3, the Purchaser shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payment. The Paying Agent shall cause the Exchange Fund to be (i) held in trust for the benefit of the holders of Company Shares and Company Stock Options, and (ii) applied promptly to making the payments in accordance with this Agreement. In the event that a portion of the Aggregate Consideration will not be disbursed immediately to Israeli residents while a request for a tax exemption is pending, such funds shall be placed in an interest bearing account and the interest earned thereon shall be paid to the recipients. The Exchange Fund shall not be used for any purpose other than to fund payments in accordance with this Agreement.

    (b)        As promptly as practicable following the Effective Time, and, in the case of holders of record of Book-Entry Shares and only with respect to such holders’ Book-Entry Shares, not later than the first Business Day thereafter, the Surviving Company shall cause the Paying Agent to mail or otherwise transmit (or to make available for collection by hand) to each holder of record of a Certificate or Book-Entry Share, which immediately prior to the Effective Time represented outstanding Company Shares (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as the Purchaser and the Company may reasonably specify, (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration into which the number of Company Shares previously represented by such Certificate or Book-Entry Shares shall have been converted pursuant to this Agreement (which instructions shall provide that at the election of the surrendering holder, Certificates or Book-Entry Shares may be surrendered, and the Merger Consideration in exchange therefor collected, by hand delivery to the extent permitted by the Paying Agent) and (iii) a declaration form in which the holder of record of a Certificate or Book-Entry Share states whether such holder is a resident of Israel as defined in the Ordinance (as defined below) at the time of mailing to such holder any information statement in connection with approval of the Merger, including any other declarations that may be required for Israeli Tax purposes.

    (c)        Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration, without interest, for each Company Share formerly represented by such Certificate or Book-Entry Share, to be mailed (or made available for collection by hand if so elected by the surrendering holder and permitted by the Paying Agent) as soon as practicable, and, in the case of holders of record of Book-Entry Shares and only with respect to such holders’ Book-Entry Shares, not later than the one (1) Business Day, following the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share. The Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration.

    (d)        Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates, Book-Entry Shares or Company Stock Options for eighteen (18) months after the Effective Time shall be delivered to the Purchaser, upon demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to the Purchaser, as general creditors thereof, for payment of their claim for cash, without interest, to which such holders may be entitled.

    (e)        No Liability. None of the Purchaser, the Merger Sub, the Company, the Surviving Company or the Paying Agent shall be liable to any Person in respect of any cash held in the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares are not surrendered prior to two (2) years after the Effective Time (or immediately prior to such earlier date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to, or become the property of, any Governmental Authority), any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Purchaser, free and clear of all claims, rights or interest of any Person previously entitled thereto.

    (f)        Investment of Exchange Fund. The Paying Agent shall invest the Exchange Fund as directed by the Purchaser or, after the Effective Time, the Surviving Company; provided that, (i) no such investment shall relieve the Purchaser or the Paying Agent from making the payments required by this Article III, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement, and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-I or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. Any interest or income produced by such investments will be payable to the Surviving Company or the Purchaser, as the Purchaser directs.

        Section 3.3 Stock Options.

    (a)        As of the Effective Time, each option to purchase Company Shares (each a “Company Stock Option”) that is outstanding and unexercised immediately prior to the Effective Time shall be accelerated and cancelled by virtue of the Merger and without any action on the part of any holder of any Company Stock Options, in consideration for the right to receive in accordance with, and subject to, the Israeli Options Tax Ruling, if applicable, as promptly as practicable following the Effective Time, an amount in cash equal to the product of (i) the number of Company Shares previously subject to such Company Stock Options and (ii) the excess, if any, of the Merger Consideration over the exercise price per Company Share previously subject to such Company Stock Options, less any required withholding Taxes and applicable commissions and fees (the “Option Consideration” and the sum of all such payments, the “Aggregate Option Consideration”). As of the Effective Time, all Company Stock Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Stock Option shall cease to have any rights with respect thereto, except the right to receive the Option Consideration, without interest. Prior to the Effective Time, the Company shall take all actions necessary to effectuate this Section 3.3, including providing holders of Company Stock Options with notice of their rights with respect to any such Company Stock Options as provided herein.

    (b)        As promptly as practicable following the Effective Time, the Paying Agent shall transfer to the account designated by the plan administrator, under the applicable Company Stock Option Plan, the portion of the Aggregate Option Consideration that holders of Company Stock Options (other than Company 102 Securities) are entitled to receive pursuant to Section 3.3(a). As soon as reasonably practicable thereafter, the applicable plan administrator, in coordination with the Surviving Company, shall pay to each holder of Company Stock Options (other than holders of Company 102 Securities) the amounts contemplated by Section 3.3(a), less applicable deductions and withholding at the time of payment. All payments with respect to Company 102 Securities, as set forth on a schedule to be mutually agreed upon by the Purchaser and the Company on or prior to the Closing Date (the “Option Schedule”), shall be delivered by the Paying Agent to the 102 Trustee, as soon as practicable after the Effective Time, to be held and distributed pursuant to the agreement with the 102 Trustee and applicable Laws (including the provisions of Section 102 of the Ordinance and the regulations and rules promulgated thereunder). The 102 Trustee shall comply with any applicable Israeli Tax withholding requirements with respect to the payment in respect to Company 102 Securities and with such procedures as may be required by the Israeli Options Tax Ruling, if obtained.

        Section 3.4 Lost Certificates.

        If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable and customary amount as the Surviving Company may direct, as indemnity against any claim that may be made against the Surviving Company with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

        Section 3.5 Transfers; No Further Ownership Rights.

    (a)        The Merger Consideration paid in respect of Company Shares upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article III shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares represented by such Certificates or Book-Entry Shares, and at the Effective Time, the share transfer books shall be closed and thereafter there shall be no further registration of transfers on the share transfer books of the Surviving Company of Company Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Book-Entry Shares that evidence ownership of Company Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Shares, except as otherwise provided herein or by applicable Law. If valid Certificates or Book-Entry Shares are presented to the Surviving Company for transfer following the Effective Time, they shall be cancelled against delivery of the applicable Merger Consideration, as provided for in Section 3.1(b) hereof, for each Company Share formerly represented by such Certificates.

    (b)        If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement to vest the Purchaser with control over, and to vest the Surviving Company with full right, title and possession to, all assets, property, rights, privileges, powers and franchises of the Company, the officers and directors of the Surviving Company and the Purchaser shall, in the name of their respective corporations or otherwise, be fully authorized to take all such lawful and necessary action to the extent not inconsistent with the terms of this Agreement or the rights of the holders of Company Shares or Company Stock Options.

        Section 3.6 Withholding Tax.

        Each of the Purchaser, the Surviving Company, the 102 Trustee, the Paying Agent and Subsidiaries of the Surviving Company shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Company Shares or Company Stock Options pursuant to this Agreement the amounts required to be deducted and withheld from any payment pursuant to this Agreement under the Code, the Israeli Income Tax Ordinance New Version, 1961, as amended and the rules and regulations promulgated thereunder (the “Ordinance”), or any other applicable state or local Tax Law, or Israeli or foreign Tax Law, provided, however, that (i) in the event the Israeli Withholding Tax Ruling and/or the Israeli Options Tax Ruling, as applicable is obtained, deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, shall be made only in accordance with the provisions of such rulings, (ii) in the event the Israeli Withholding Tax Extension is obtained, the parties shall fully comply with the provisions of any such Israeli Withholding Tax Extension, and (iii) in the event any holder of record of Company Shares or Book-Entry Shares provides the Purchaser or the Surviving Company with a valid approval or ruling issued by the applicable Governmental Authority regarding the withholding (or exemption from withholding) of Israeli Tax from the Merger Consideration in a form reasonably satisfactory to the Purchaser, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli law or requirement, if any, from the Merger Consideration payable to such holder of record of Company Shares shall be made only in accordance with the provisions of the applicable approval. To the extent that amounts are withheld by the Paying Agent, the Surviving Company, the 102 Trustee, applicable plan administrator or the Purchaser, as the case may be, such withheld amounts (i) shall be remitted by the Purchaser, the Surviving Company, the Paying Agent, the 102 Trustee, applicable plan administrator or Subsidiaries of the Surviving Company, as applicable, to the applicable Governmental Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Company Shares in respect of which such deduction and withholding was made by the Purchaser, the Surviving Company, the Paying Agent, the 102 Trustee, applicable plan administrator or Subsidiaries of the Surviving Company, as the case may be.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        The Company represents and warrants to the Purchaser and the Merger Sub that, except as set forth in the disclosure schedule (the “Company Disclosure Schedule”) delivered by the Company to the Purchaser prior to the execution and delivery of this Agreement (such disclosures being considered to be made for purposes of the specific Section of the Company Disclosure Schedule in which they are made and for purposes of all other Sections to the extent the relevance of such disclosure is reasonably apparent on its face):

        Section 4.1 Organization; Qualification.

    (a)        The Company and each of its Subsidiaries is a corporation or a limited liability company, duly organized, validly existing and, in jurisdictions where such concept is recognized, in good standing under the laws of the jurisdiction of its organization and has all requisite corporate or limited liability company power and authority to own, license, use, lease and operate its assets and properties and to carry on its business as it is now being conducted and as currently proposed by management to be conducted. The Company has made available to the Purchaser true and complete copies of its Memorandum of Association and Articles of Association (together, the “Company Charter Documents”) and the certificate of incorporation and bylaws (or similar organizational documents) of Spacenet Inc. The Company Charter Documents and the certificate of incorporation and bylaws (or similar organizational documents) of each of its Subsidiaries are in full force and effect and neither the Company nor any of its Subsidiaries is in violation of any of their respective provisions. The Company has made available to the Purchaser correct and complete copies of the minutes of all meetings of shareholders, the Board of Directors and each committee of the Board of Directors of the Company and Spacenet Inc. in each case since January 1, 2005, other than any such minutes related to the Transactions.

    (b)        The Company and each of its Subsidiaries is duly qualified or licensed to do business and in good standing (in jurisdictions where such concept is recognized) in each jurisdiction in which failure to be so duly qualified or licensed and in good standing would have a Material Adverse Effect.

        Section 4.2 Capitalization.

    (a)        The registered and authorized share capital of the Company consists of 60,000,000 Company Shares. As of March 27, 2008, (i) 39,749,429 Company Shares were issued and outstanding, (ii) 2,062,407 Company Shares were available for issuance under the Company Stock Option Plans and 4,089,010 Company Shares were issuable upon the exercise of outstanding Company Stock Options to purchase Shares under the Company Stock Option Plans, and (iii) 866,161 Company Shares were issuable upon the conversion of outstanding convertible notes. Each of the issued and outstanding Company Shares have been duly authorized and validly issued and are fully paid and nonassessable, have not been issued in violation of any preemptive or similar rights and were issued in compliance in all material respects with applicable Law. Except as set forth above in this Section 4.2(a), and except for changes since the above date resulting from the exercise of Company Options or the conversion of convertible notes of the Company outstanding on such date, there are no outstanding (i) shares of registered authorized share capital or other voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of registered and authorized share capital or other securities of the Company, or (iii) subscriptions, options, warrants, puts, calls, phantom stock rights, stock appreciation rights, stock-based performance units, agreements, understandings, claims or other commitments or rights of any type granted or entered into by the Company or any of its Subsidiaries relating to the issuance, sale, repurchase or transfer of any securities of the Company or that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of securities of the Company. There are no outstanding obligations of the Company or any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company or any of the Company’s Subsidiaries or to vote or to dispose of any shares of registered and authorized share capital of the Company or any of the Company’s Subsidiaries.

    (b)        Section 4.2(b) of the Company Disclosure Schedule lists each outstanding Company Option, the Plan under which such Options were granted, the holder thereof, the number of Company Shares issuable thereunder and the exercise price thereof. Except as disclosed in Section 4.2(b) of the Company Disclosure Schedule, neither the Company nor any Subsidiary has agreed to register any securities under the Securities Act, any state securities Law or any other applicable securities Law or granted registration rights to any individual or entity.

    (c)        Section 4.2(c) of the Company Disclosure Schedule lists each Subsidiary of the Company, and its shareholders, directors and officers. Each of the issued and outstanding shares of capital stock of each of the Subsidiaries (the “Subsidiary Shares”) has been duly authorized and validly issued and are fully paid and nonassessable, have not been issued in violation of any preemptive or similar rights and were issued in compliance in all material respects with applicable Law, and, except as set forth in Section 4.2(c) of the Company Disclosure Schedule, the Company owns, directly or indirectly, one hundred percent (100%) of all Subsidiary Shares. Except as disclosed in Section 4.2(c) of the Company Disclosure Schedule, there are no (i) securities convertible into or exchangeable for shares of share capital or other securities of any Subsidiary of the Company, or (ii) subscriptions, options, warrants, puts, calls, phantom stock rights, stock appreciation rights, stock-based performance units, agreements, understandings, claims or other commitments or rights of any type granted or entered into by the Company or any of its Subsidiaries relating to the issuance, sale, repurchase or transfer of any securities of any Subsidiary of the Company or that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of securities of any Subsidiary of the Company. Except for the capital stock of its Subsidiaries, the Company does not own, directly or indirectly, any ownership interest in any Person other than investments having a carrying amount, in each case, less than $250,000. The Company is not subject to any obligation or requirement to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise), in any Person except its Subsidiaries.

        Section 4.3 Authority.

        The Company has all requisite corporate power and authority to execute and deliver this Agreement and to perform and consummate this Agreement, the Merger and the Transactions. The execution, delivery and performance of this Agreement and the consummation by the Company of the Merger and the Transactions have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions, other than the Company Shareholder Approval. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

        Section 4.4 Consents and Approvals; No Violations; Voting.

    (a)        The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the Transactions do not and will not require any filing or registration with, notification to, or authorization, permit, consent or approval of, or other action by or in respect of, any foreign, domestic, state or local governmental body, self-regulatory organization, court, agency, commission, official or regulatory or other authority (collectively, “Governmental Authority”) other than (i) filing of the Merger Certificate, (ii) notice to the Office of the Chief Scientist of the Israeli Ministry of Trade, Industry & Labor (“OCS”) of the change in ownership of the Company to be effected by the Merger, (iii) filings with, and approval by, the Investment Center of the Israeli Ministry of Trade, Industry & Labor (the “Investment Center”) of the change in ownership of the Company to be effected by the Merger, (iv) compliance with the rules and regulations of NASDAQ, (v) obtaining the Israeli Withholding Tax Ruling and the Israeli Options Tax Ruling, (vi) notices to the Israeli Ministry of Defense, (vii) any consent, approval, authorization, waiver or permit of, or filing with or notification to, any Governmental Authority under applicable U.S. or foreign competition, antitrust, merger control or investment laws (“Antitrust Requirements”) (clauses (i) through (vii), collectively, the “Governmental Consents”), (viii) those consents set forth in Section 4.4(a) of the Company Disclosure Schedule, and (ix) where failure to obtain or make such filing or registration with, notification to, or authorization, permit, consent or approval of, or other action by, or in respect of any Governmental Authority would not have, individually or in the aggregate, a Material Adverse Effect. No Subsidiary of the Company is required to make any independent filings with the U.S. Securities and Exchange Commission (the “SEC”), NASDAQ or any other stock exchange.

    (b)        The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Merger and the Transactions do not and will not (i) conflict with or result in any breach of any provision of the Company Charter Documents or any similar organizational documents of any of its Subsidiaries, (ii) except as set forth in Section 4.4(b) of the Company Disclosure Schedule, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, amendment, cancellation or acceleration or the creation or acceleration of any right or obligation under, or result in the creation of any Encumbrance upon, any of the properties or assets of the Company or any of its Subsidiaries under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, loan, credit agreement, lease, license, permit, concession, franchise, purchase order, sales order Contract, agreement or other instrument, understanding or obligation, whether written or oral, to which the Company or any of its Subsidiaries is a party or by which any of their properties or assets may be bound, or (iii) violate any judgment, order, writ, preliminary or permanent injunction or decree or any Law applicable to the Company, any of its Subsidiaries or any of their properties or assets, except in the case of clauses (ii) and (iii) for violations, breaches, defaults, terminations, amendments, cancellations or accelerations that would not have a Material Adverse Effect.

    (c)        Assuming the accuracy of the representations set forth in Section 5.5 below, the affirmative vote (in person or by proxy) of the holders of the majority of the Company Shares present and voting at the Company Shareholders’ Meeting, or any adjournment or postponement thereof, in favor of the approval of this Agreement, the Merger and the Transactions (the “Company Shareholder Approval”) is the only vote or approval of the holders of any class or series of shares of the Company or any of its Subsidiaries that is necessary to approve this Agreement, the Merger and the Transactions. If the Purchaser, the Merger Sub or any person or entity holding twenty-five percent (25%) or more of either the voting rights or the right to appoint directors of the Purchaser or the Merger Sub (any such person or entity is described in this paragraph as a “Purchaser Affiliate”) holds shares in the Company (as set forth in Section 5.5 of the Purchaser Disclosure Schedule), then the Company Shareholder Approval shall also include the additional requirement that a majority of the voting power present and voting at the Company Shareholders’ Meeting in person or by proxy (excluding abstentions, the Purchaser, the Merger Sub, the Purchaser’s Affiliates, or anyone acting on their behalf, including their family members or entities under their control) shall not have voted against the Merger.

        Section 4.5 SEC Reports and Financial Statements.

    (a)        The Company has filed with, or furnished to, the SEC, on a timely basis, all forms, reports, schedules, statements and other documents required to be filed by it since January 1, 2006 (collectively, the “Company SEC Documents”). The Company SEC Documents, as of their respective dates (or if amended prior to the date of this Agreement, as of the date of such amendment) (i) do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, and (ii) comply in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder.

    (b)        As of their respective dates (or if amended prior to the date of this Agreement, as of the date of such amendment), the financial statements of the Company included in the Company SEC Documents, including any related notes thereto, (i) comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be set forth in the notes thereto and subject, in the case of the unaudited statements, to normal, recurring audit adjustments not material in amount), and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the dates thereof and the consolidated results of their operations and cash flows for the periods indicated.

    (c)        Solely as applicable to a foreign private issuer, the Company has established and maintains internal controls over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its Subsidiaries, required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is accumulated and communicated to the Company’s chief executive officer and chief financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, and such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms promulgated by the SEC. Such internal controls over financial reporting are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and its Subsidiaries, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its Subsidiaries are being made only in accordance with appropriate authorizations of management and the board of directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements of the Company and its Subsidiaries. As of the date hereof, the Company has not identified any material weaknesses in the design or operation of the internal controls over financial reporting except as disclosed in the Company SEC Documents filed prior to the date hereof.

    (d)        Except (i) as reflected or reserved against in the Company’s financial statements (or the notes thereto) included in the Company SEC Documents filed with or furnished to the SEC and publicly available prior to the date of this Agreement, (ii) for liabilities or obligations incurred in the ordinary course of business since the date of such financial statements that would not have a Material Adverse Effect, (iii) for liabilities permitted or contemplated by this Agreement in connection with the Merger and the Transactions, or (iv) as disclosed in Section 4.5(d) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has any material liabilities or obligations of any nature, whether or not accrued, contingent or otherwise.

        Section 4.6 Absence of Certain Changes or Events.

        Except as set forth in Section 4.6 of the Company Disclosure Schedule, (a) from January 1, 2007 through the date of this Agreement, there has not been any Material Adverse Effect, and (b) since September 30, 2007, (i) except for the Merger and the Transactions, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course, consistent with past practice, and (ii) neither the Company nor any of its Subsidiaries has taken any action described in Section 6.2 hereof that if taken after the date hereof and prior to the Effective Time without the prior written consent of the Purchaser would violate such provision. Without limiting the foregoing, since September 30, 2007, there has not occurred any damage, destruction or loss (whether or not covered by insurance) of any material asset of the Company or any of its Subsidiaries which materially affects the use thereof.

        Section 4.7 Information Supplied.

        None of the information supplied by the Company for inclusion or incorporation by reference in any document to be sent to the Company’s shareholders in connection with the Company Shareholders’ Meeting at the time furnished (as amended or supplemented) or at the time of the Company Shareholders’ Meeting in connection with the Transactions will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made therein based on information supplied by the Purchaser or the Merger Sub in writing for inclusion in any such document.

        Section 4.8 Employee Matters and Benefit Plans.

    (a)        Section 4.8(a)(i) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each Company Employee Plan relating to employees of the Company in Israel, the United States, Colombia and Peru, and Section 4.8(a)(ii) of the Company Disclosure Schedule contains an accurate and complete list, as of the date hereof, of each Employment Agreement providing for total compensation of $200,000 or more per year in the year ended December 31, 2007. The Company does not have any plan or commitment to establish any new Company Employee Plan, or to modify any such Plan.

    (b)        The Company has provided or made available to the Purchaser copies of (i) each Company Employee Plan and each Employment Agreement identified in Section 4.8(a)(i) and Section 4.8(a)(ii) of the Company Disclosure Schedule, including all amendments thereto and all related documents, including the form of each representative stock option agreement evidencing any outstanding Company Stock Options, (ii) the most recent annual actuarial valuations, if any, prepared for each Company Employee Plan identified in Section 4.8(a)(i), (iii) the most recent annual report (e.g. Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA, the Code or other applicable Laws in connection with each Company Employee Plan, (iv) the most recent summary plan description together with the summaries of material modifications thereto, if any, with respect to each Company Employee Plan identified in Section 4.8(a)(i), (v) all determination, opinion, notification and advisory letters from the United States Internal Revenue Service (the “IRS”) or similar non-U.S. Governmental Authority in respect of any U.S. Company Employee Plan, (vi) all correspondence since January 1, 2005 to or from any Governmental Authority relating to any Company Employee Plan that alleges a violation of any Laws in any material respect or relates to a material amendment to any such Plan, (vii) all prospectuses prepared in connection with each Company Employee Plan identified in Section 4.8(a)(i) or Stock Option Plan, and (viii) any approvals held by the Company or its Subsidiaries that enable them to employ foreign employees or employees from “territories” currently administered by Israel.

    (c)        The Company and its Subsidiaries have performed in all material respects all obligations required to be performed by it under, are not in default or violation of, and have no Knowledge of any material default or violation by any other party to, each Company Employee Plan, Employment Agreement and consulting agreement, and each Company Employee Plan, Employment Agreement or consulting agreement has been established and maintained in all material respects in accordance with its terms and in material compliance with applicable Laws. Except as disclosed in Section 4.5(d) of the Company Disclosure Schedule, as of the date hereof, (i) there are no actions, suits or claims pending, or, to the Company’s Knowledge, threatened or reasonably anticipated against any Company Employee Plan, the Company or its Subsidiaries with respect to any Employment Agreement or against the assets of any Company Employee Plan, except for claims that would not reasonably be expected to be material to the Company and its Subsidiaries, and (ii) there are no audits, inquiries or proceedings pending or, to the Company’s Knowledge, threatened by the IRS, United States Department of Labor or any other Governmental Authority with respect to any Company Employee Plan. Except as disclosed in Section 4.8(c) of the Company Disclosure Schedule and except as required by Law, no condition exists that would prevent the Surviving Company, its Subsidiaries or the Purchaser from terminating or amending any Company Employee Plan at any time for any reason without liability to the Surviving Company (other than ordinary administration expenses or routine claims for benefits).

    (d)        None of the Company, its Subsidiaries or their respective ERISA Affiliates has ever maintained, established, sponsored, participated in, contributed to, or is obligated to contribute to, or otherwise incurred any obligation or liability (including any contingent liability) under any “multiemployer plan,” as defined in Section 3(37) of ERISA, any plan subject to Title IV of ERISA or Section 412 of the Code, any multiple employer plan (as defined in ERISA or the Code), or any “funded welfare plan” within the meaning of Section 419 of the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either timely applied for or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, to the Company’s Knowledge, there has been no event, condition or circumstance that has adversely affected or is likely to adversely affect such qualified status, except such events, conditions or circumstances which could be corrected without the Company incurring a material liability.

    (e)        No Company Employee Plan provides, or reflects or represents any liability material to the Company or its Subsidiaries, taken as a whole, to provide post-termination life, health or other welfare benefits to any Person for any reason, except as may be required by Section 601 through 608 of ERISA or other applicable Law.

    (f)        The Company and its Subsidiaries (i) are not liable for any arrears of wages or penalties with respect thereto, and (ii) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Authority, with respect to unemployment compensation benefits, social security or other benefits or obligations for individuals who perform or who have performed services for the Company or its Subsidiaries (other than routine payments to be made in the ordinary course of business and consistent with past practice). Except as set forth in Sections 4.5(d) and 4.8(f) of the Company Disclosure Schedule, there are no complaints, charges or claims against the Company or its Subsidiaries pending, or to the Knowledge of the Company, threatened to be brought, with any Governmental Authority, arbitrator or court based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or failure to employ by the Company or its Subsidiaries of any individual that would be material to the Company and its Subsidiaries taken as a whole. The Company and its Subsidiaries are in compliance in all material respects with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, the Fair Labor Standards Act, the Worker Adjustment and Retraining Notification Act and any similar state of local “mass layoff” or “plant closing” law, collective bargaining, extension orders, discrimination, civil rights, safety and health, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax.

    (g)        As of the date hereof, no work stoppage or labor strike against the Company or its Subsidiaries is pending, or to the Knowledge of the Company, threatened. The Company does not have Knowledge of any material activities or proceedings of any labor union to organize any Employees. None of the Company or its Subsidiaries has engaged in any material unfair labor practices within the meaning of the National Labor Relations Act. Except as set forth in Section 4.8(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is presently, and has not in the preceding five years been, a party to, or bound by, any collective bargaining agreement, extension order or union contract and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries.

    (h)        Each International Employee Plan has been established, maintained and administered in material compliance with its terms and conditions and with the requirements prescribed by Laws that are applicable to such International Employee Plan. Except as disclosed in Section 4.8(h) of the Company Disclosure Schedule, no International Employee Plan has unfunded liabilities, with respect to all current or former participants in such plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to such International Employee Plan, that as of the Effective Time, will not be offset by insurance or fully accrued, in accordance with normal accounting practices, except such liabilities for severance payments required under local Law in the event of a non-voluntary termination of employment.

    (i)        Solely with respect to Employees who reside or work in Israel or whose employment is otherwise subject to Israeli Law (“Israeli Employees”) and except as set forth in Section 4.8(i) of the Company Disclosure Schedule, (i) the Company is not a party to any collective bargaining contract, collective labor agreement or other contract or arrangement with a labor union, trade union or other organization or body involving any of its Israeli Employees, or is otherwise required under any legal requirement (except as set forth in personal Employment Agreements) to provide benefits or working conditions beyond the minimum benefits and working conditions required by Israeli Law or pursuant to extension orders applicable to all employees in Israel, which have not been accrued by the Company and which, if paid, could have a Material Adverse Effect; (ii) the Company has not recognized or received a demand for recognition from any collective bargaining representative with respect to any of its Israeli Employees; (iii) the Company is not subject to, and no Israeli Employee of the Company benefits from, any extension order (tzavei harchava) except for extension orders applicable to all employees in Israel; (iv) all of the Israeli Employees are “at will” employees subject to the termination notice provisions included in the respective Employment Agreements or applicable Law, and all Contracts between the Company and any of its Israeli Employees or directors can be terminated by the Company by up to ninety (90) days notice without giving rise to a claim for damages or compensation (except for statutory payments); (v) all amounts that the Company is legally or contractually required to pay to Employees and/or to Governmental Authorities (whether under (vii) below or otherwise) are fully funded or accrued on the Financial Statements as of the date of such Financial Statements, and the Company is in compliance with the requirements of the general authorization (heter) given by the Ministry of Labor in connection with Section 14 of the Severance Pay Law, (vi) except as disclosed in Section 4.5(d) of the Company Disclosure Schedule, there is no pending or, to the Company’s Knowledge, threatened claim by a current or former Israeli Employee for compensation due to termination of employment (beyond the statutory payments to which employees are entitled); (vii) all amounts that the Company is legally or contractually required to either (A) deduct from its Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds, or (B) withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Israeli Income Tax Ordinance and/or Israeli National Insurance Law or otherwise, in either case, have been duly deducted, transferred, withheld and paid, and the Company does not have any outstanding obligation to make any such deduction, transfer, withholding or payment (other than routine payments, deductions or withholdings to be timely made in the ordinary course of business and consistent with past practice); (viii) the Company is in compliance in all material respects with all applicable legal requirements and contracts relating to employment, employment practices, wages, bonuses and other compensation matters and terms and conditions of employment related to its Israeli Employees, including the Israeli Prior Notice to the Employee Law 2002, the Israeli Notice to Employee (Terms of Employment) Law 2002, the Israeli Prevention of Sexual Harassment Law 1998, and the Israeli Employment by Human Resource Contractors Law 1996; and (ix) as of the date hereof, the Company has not engaged any Israeli Employees whose employment would require special licenses or permits, and there are no unwritten Company policies or customs which, by extension, could entitle Israeli Employees to benefits in addition to what they are entitled by Law or contract.

    (j)        Consultants providing services to the Company or its Subsidiaries are subject to agreements that state that there is no employer-employee relationship between the Company or any of its Subsidiaries, on the one hand, and a consultant, on the other hand.

        Section 4.9 Contracts.

    (a)        Except as disclosed in Section 4.9(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or is bound by any of the following Contracts:

    (i)        any Contract whereby the Company or any of its Subsidiaries has assumed any obligation of, or duty to warrant, indemnify, reimburse, hold harmless or guarantee any obligation or liability of any other Person (including with respect to the infringement or misappropriation by the Company or any of its Subsidiaries or such other Person of the Intellectual Property Rights of any Person other than the Company or any of its Subsidiaries) in excess of $1,000,000, other than any Contract entered into in connection with the sale or license of products or services, or Intellectual Property Rights related thereto, or any Contract with advisors entered into in the ordinary course of business consistent with past practice;

    (ii)        any Contract containing any covenant limiting in any respect the right of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person, granting any exclusive rights (including any exclusive license or right to use any Intellectual Property Rights) or “most favored nation” status or limiting, in any material respect, the Company’s right to acquire material assets, securities or services of any third parties;

    (iii)        any Contract relating to the disposition or acquisition by the Company or any of its Subsidiaries of assets having a fair market value or a purchase price in excess of $1,000,000 not in the ordinary course of business or pursuant to which the Company or any of its Subsidiaries has or will have any ownership interest in any corporation, partnership, joint venture or other business enterprise other than the Company’s Subsidiaries, in each case, containing material covenants, indemnities or other obligations that are still in effect;

    (iv)        any Contract involving payments in excess of $1,000,000 with any third party to manufacture, reproduce, sell or distribute any Company Products, except Contracts with manufacturers, distributors, customers or sales representatives in the ordinary course of business cancelable by the Company or the applicable Subsidiary without penalty upon ninety (90) days’ notice or less;

    (v)        any mortgages, indentures, bank guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit in excess of $1,000,000, other than trade payables or extensions of credit by or to the Company incurred in the ordinary course of business consistent with past practice, or any Contract under which the Company or any of its Subsidiaries acts as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation for borrowed money or other indebtedness of any Person (other than the Company or its Subsidiaries);

(vi) any settlement agreement requiring payment of a sum in excess of $1,000,000 under which the Company or any of its Subsidiaries has ongoing obligations;

    (vii)        each real property lease and each lease for personal property in each case involving payments by the Company or any of its Subsidiaries in excess of $250,000 annually (including capitalized leases);

    (viii)        any royalty Contracts, Intellectual Property Licenses and other Contracts relating to any Intellectual Property Rights that are integral to the business of the Company and its Subsidiaries taken as a whole (excluding any shrink-wrap, click-through or other end-user license agreements on reasonable terms for Software available through commercial distributors or in consumer retail stores for a license fee of no more than $50,000) or pursuant to which the Company’s commitment for future payment is in excess of $500,000 in the aggregate or any settlement agreement related to Intellectual Property Rights entered into since January 1, 2001;

    (ix)        any other Contract pursuant to which the Company and its Subsidiaries have aggregate remaining payment obligations in excess of $500,000, other than Contracts entered into in the ordinary course of business consistent with past practice; and

(x) any commitment or agreement to enter into any of the foregoing.

    (b)        None of the Company, any of its Subsidiaries, or, to the Company’s Knowledge, any other party to any Contract required to be disclosed in Section 4.9(a) or 4.17 of the Company Disclosure Schedule (any such Contract, a “Company Contract”), is in material breach, violation or default under, and neither the Company nor any of its Subsidiaries has received written notice that it has materially breached, violated or defaulted under, any Company Contract. Each Company Contract is a legal, valid and binding obligation of the Company or the Subsidiary that is a party thereto, enforceable against the Company and such Subsidiary, and to the Company’s Knowledge, the other parties thereto in accordance with its terms. The Company has made available to the Purchaser true and complete copies of all Company Contracts and all other Contracts that are material to the Company and its Subsidiaries, taken as a whole, that are in effect on the date of this Agreement.

    (c)        Solely with respect to Government Contracts to which a U.S. Governmental Authority is a party:

    (i)        Neither the Company nor any of its controlling shareholders, officers or directors has been debarred, suspended, deemed non-responsible or otherwise excluded from participation in any Government Contract or for any reason listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs or any similar list nor, to the Knowledge of the Company, has any debarment, suspension or exclusion proceeding been initiated against the Company or any of its predecessors, controlling shareholders, officers or directors.

    (ii)        There have been no legal proceedings involving or related to the Company or, to the Knowledge of the Company, any of its predecessors, controlling shareholders, officers or directors with respect to an alleged or potential violation of a Contract requirement or any applicable Law pertaining to any Government Contract. No Person has filed or, to the Knowledge of the Company, threatened to file a protest with any Governmental Authority challenging a Government Contract award to the Company.

    (iii)        Except as set forth on Section 4.9(c)(iii) of the Company Disclosure Schedule, there have been no audits, there are no ongoing audits and, to the Knowledge of the Company, there are no audits impending or expected under or related to any Government Contract. The Company maintains systems of internal controls that are in material compliance with all requirements of all Government Contracts and of applicable Law.

    (iv)        The Company has not conducted any internal investigation in connection with which the Company has engaged any outside legal counsel, auditor, accountant or investigator, or has made any disclosure to any Governmental Authority or other customer or contractor or subcontractor related to any suspected, alleged or possible violation of a contract requirement or violation of any Law with respect to any Government Contract.

    (v)        All representations, certifications and statements executed, acknowledged or submitted by or on behalf of the Company to a Governmental Authority, contractor or subcontractor in connection with any Government Contract (or change or modification thereto) were true, complete and correct in all material respects as of their respective effective dates and, to the Knowledge of the Company, with respect only to any such representations or certifications (or the portion thereof) that are continuing in nature, are true, complete and correct as of the date hereof.

    (vi)        The Company does not have any pending or anticipated claims, requests for equitable adjustment or requests for waiver or deviation from Contract requirements with respect to any Government Contract, and the Company has no Knowledge of any material claim or threatened claim against the Company by any customer agency with respect to any Government Contract, including any claim for a reduction in price under any Government Contract.

    (vii)        Except as set forth in Section 4.9(c)(iii) of the Company Disclosure Schedule, with respect to any Government Contracts, there is no request by any Governmental Authority for a Contract price adjustment.

        Section 4.10 Litigation.

        Except as provided in Section 4.10 of the Company Disclosure Schedule, as of the date of this Agreement, there is no suit, claim, action, proceeding or investigation pending before any Governmental Authority or arbitrator or, to the Knowledge of the Company, threatened by or against the Company or any of its Subsidiaries that seeks to enjoin any activities of the Company or any of its Subsidiaries, restrain the consummation of the Merger or which could, if adversely determined, reasonably be expected to result in losses, damages or liabilities incurred by the Company or any of its Subsidiaries in excess of $500,000 individually. Neither the Company nor any of its Subsidiaries is (a) subject to any outstanding order, writ, judgment, decree or injunction of, or settlement with, any Governmental Authority or (b) engaged in any suit, claim, action or proceeding to recover monies due to it or for damages or losses sustained by it that, if the Company failed to collect such monies due it, would have a Material Adverse Effect.

        Section 4.11 Compliance with Applicable Law.

        The Company and its Subsidiaries hold all permits, licenses, authorizations, certificates, variances, exemptions, orders and approvals of all Governmental Authorities necessary for the lawful conduct of their respective businesses as presently conducted and to own their assets and properties (the “Company Permits”), except for failures to hold any such Company Permits that would not be material to the Company and its Subsidiaries taken as a whole. The Company and its Subsidiaries are in material compliance with the terms of the Company Permits. The businesses, properties and operations of the Company and its Subsidiaries have not been and are not being conducted in violation of any Law applicable to the Company and its Subsidiaries, except for any violations which would not reasonably be expected to result in losses, damages or liabilities incurred by the Company or any of its Subsidiaries in excess of $500,000, individually. Neither the Company nor any of its Subsidiaries has received written notice to the effect that a Governmental Authority (a) claimed or alleged that the businesses, properties or operations of the Company or any of its Subsidiaries were not in compliance with all applicable Laws or (b) was considering the amendment, termination, revocation or cancellation of any Company Permit. The consummation of the Merger and the Transactions, in and of themselves, will not cause the revocation or cancellation of any Company Permit.

        Section 4.12 Taxes.

        Except as disclosed in Section 4.12 of the Company Disclosure Schedule,

    (a)        the Company and each of its Subsidiaries has filed, or has caused to be filed on its behalf, all material U.S. federal, state or local returns, or Israeli and other foreign returns, estimates, declarations, information statements and reports relating to Taxes (“Returns”) required to be filed by the Company and each of its Subsidiaries with any Tax authority, and such Returns are true and correct in all material respects. The Company and each of its Subsidiaries have paid all material Taxes shown on such Returns that are due;

    (b)        the Company and each of its Subsidiaries (i) has paid or accrued all material Taxes it is required to pay or accrue and (ii) has withheld from each payment or deemed payment made to its past or present employees, officers, directors and independent contractors, suppliers, creditors, shareholders or other third parties all material Taxes and other material deductions required to be withheld and has, within the time and in the manner required by law, paid such withheld amounts to the proper Governmental Authorities;

    (c)        no material Tax deficiency is outstanding, proposed or assessed in writing against the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extensions of the period for the assessment or collection of any material Tax;

    (d)        no audit or other examination of any material Return of the Company or any of its Subsidiaries is currently in progress, neither the Company nor any of its Subsidiaries has been notified in writing of any request for such an audit or other examination, and no Tax authority (including for these purposes the Investment Center with respect to the Company’s status as an “Approved Enterprise” under the Israeli Law for the Encouragement of Capital Investment, 5719-1959) has asserted in writing, or to the Company’s Knowledge, threatened in writing to assert, against the Company or any of its Subsidiaries any claim for material Taxes;

    (e)        no material adjustment that is still pending relating to any Returns filed by the Company or any of its Subsidiaries has been proposed in writing by any Tax authority. No written claim that could give rise to material Taxes has been made within the last five (5) years in a jurisdiction in which the Company or any of its Subsidiaries does not file Returns that the Company or any of its Subsidiaries may be subject to taxation in that jurisdiction;

    (f)        neither the Company nor any of its Subsidiaries (i) has ever been a member of an affiliated group filing a consolidated Return, (ii) is a party to any Tax sharing or Tax allocation agreement, arrangement or understanding (other than customary tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes), or (iii) is liable for the Taxes of any other Person under United States Treasury Regulation Section 1.1502-6 (or any similar provision of state or local Laws, or Israeli or other foreign Laws), as a transferee or successor, by Contract or otherwise;

    (g)        there are no Encumbrances on the assets of the Company or any of its Subsidiaries relating to or attributable to Taxes, except for Encumbrances for Taxes not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings;

    (h)        neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two (2) years prior to the date of this Agreement, or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Merger;

    (i)        certain facilities of the Company have been granted Approved Enterprise status under the Israeli Law for the Encouragement of Capital Investment, (5719-1959) in the “alternative route.” To the Company’s Knowledge, such facilities are in compliance in all material respects with all terms and conditions stipulated by such Law, regulations published thereunder and the instruments of approval for the specific investments in the “approved enterprise”; and

    (j)        Section 4.12(j) of the Company Disclosure Schedule lists each Tax incentive, subsidy or benefit granted to and currently enjoyed by the Company and its Subsidiaries under the Laws of the State of Israel, the period for which such Tax incentive, subsidy or benefit applies, and the nature of such Tax incentive. The Company and its Subsidiaries have complied in all material respects with all Israeli Laws to be entitled to claim such incentives, subsidies or benefits. To the Company’s Knowledge, subject to receipt of the approval of the Investment Center and other Governmental Consents required as explicitly set forth herein, consummation of the Merger will not in any material respect affect the continued qualification for the incentives, subsidies or benefits or the terms or duration thereof or except as set forth in Section 4.12(j) of the Company Disclosure Schedule, require any recapture of any previously claimed tax incentive, subsidy or benefit, and no consent or approval of any Governmental Authority is required prior to the consummation of the Merger in order to preserve the rights of the Surviving Company or its Subsidiaries to any such incentive, subsidy or benefit currently enjoyed by the Company and its Subsidiaries under the Laws of the State of Israel, other than such rights the scope of which depends on the identity of the beneficial owners of the Purchaser.

        Section 4.13 Property.

    (a)        The Company and each of its Subsidiaries has marketable title to, or in the case of leased properties and assets, valid leasehold interests in, all of their properties and assets that are material to the Company and its Subsidiaries taken as a whole, free and clear of all Encumbrances except for Permitted Encumbrances. The representations and warranties set forth in this Section 4.13 do not apply to Intellectual Property Rights or other intellectual property assets or rights. All leases pursuant to which the Company or any of its Subsidiaries leases from others material real or personal property are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing material default or event of default of the Company or any of its Subsidiaries or, to the Company’s Knowledge, any other party (or any event which with notice or the lapse of time, or both, would constitute a default and in respect of which the Company or any of its Subsidiaries has not taken adequate measures to prevent such default from occurring) that, in each case would be material to the Company and its Subsidiaries taken as a whole.

    (b)        The Company has the sole right to be registered at the Land Registry as the owner of premises of 29,851 square meters located in Block 6640, Parcel 115 in Kiryat Arye (the “Property”), such registration to occur upon the registration of such premises as a condominium. The manner of such registration is currently disputed and such dispute will not have a Material Adverse Effect.

    (c)        Section 4.13(c) of the Company Disclosure Schedule sets forth a true and complete list of (i) each interest in real property owned by the Company or any of its Subsidiaries and identifies the owner thereof and (ii) each lease under which the Company or any of its Subsidiaries is a lessee of real property.

        Section 4.14 Environmental.

    (a)        Except for those matters that, individually or in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect, (i) the Company and each of its Subsidiaries are in compliance with applicable Environmental Law, (ii) no Hazardous Substances are present at, or have been disposed on, or released or discharged from, onto or under, any of the properties currently owned, leased, operated or otherwise used by the Company or its Subsidiaries (including soils, groundwater, surface water, buildings or other structures), (iii) no Hazardous Substances were present at or disposed on, or released or discharged from, onto or under, any of the properties formerly owned, leased, operated or otherwise used by the Company or its Subsidiaries during the period of ownership, lease, operation or use by Company or its Subsidiaries, (iv) neither the Company nor any of its Subsidiaries is subject to any liability or obligation in connection with Hazardous Substances present at any location owned, leased, operated or otherwise used by any third party, (v) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is or may be in violation of or liable under any Environmental Law, (vi) there is no investigation, suit, claim, action or proceeding relating to or arising under any Environmental Law that is pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any real property currently or, to the Knowledge of the Company, formerly owned, operated or leased by the Company or any of its Subsidiaries, and (vii) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction or other directive of any Governmental Authority or is subject to any indemnity agreement with any Person relating to Hazardous Substances.

    (b)        As used herein, the term “Environmental Law” means any international, national, provincial, regional, federal, state, municipal or local law, regulation, order, judgment, decree, permit, authorization, opinion, common or decisional law (including principles of negligence and strict liability) or agency requirement relating to the protection, investigation or restoration of the environment (including natural resources) or the health of human or other living organisms, including the manufacture, introduction into commerce, export, import, handling, use, presence, disposal, release or threatened release of any Hazardous Substance or noise, odor, wetlands, pollution, contamination or any injury or threat of injury to Persons or property.

    (c)        As used herein, the term “Hazardous Substance” has the same meaning as such term is defined in the U.S. Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. Section 9601(14).

        Section 4.15 Insurance.

        Section 4.15 of the Company Disclosure Schedule sets forth a list of all insurance policies held by or on behalf of the Company, Spacenet Inc. and all the entities within the Spacenet Rural business unit, and a brief description of such policies, including the names of the insurers, the principal insured and each named insured, the policy number and period of coverage, the annual premiums and a brief description of the interests insured by such policies. The insurance policies listed in Section 4.15 of the Company Disclosure Schedule include all policies of insurance that are required by applicable Law and Contracts relating to the Company, Spacenet Inc, and all the entities within the Spacenet Rural business unit in the amounts required thereby. Each Subsidiary of the Company has insurance policies in place which are sufficient to comply with applicable Law and any Contract to which it is a party. The insurance policies listed in Section 4.15 of the Company Disclosure Schedule (a) have been issued by insurers which, to the Knowledge of the Company, are reputable and financially sound, (b) provide coverage for the operations conducted by the Company and its Subsidiaries of a scope and coverage consistent with customary practice in the industries in which the Company and its Subsidiaries operate, and (c) are in full force and effect. All premiums due and payable on the insurance policies listed in Section 4.15 of the Company Disclosure Schedule have been paid and no written notice of cancellation or termination has been received with respect to any such policy. With the exception of the directors’ and officers’ insurance policy, which will be amended prior to Closing, the insurance policies referred to in this Section 4.15 will remain in full force and effect and will not in any way be affected by or terminate by reason of the Merger or any of the Transactions.

        Section 4.16 Intellectual Property.

    (a)        Section 4.16(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date of this Agreement of all Registered Intellectual Property Rights owned by the Company or any of its Subsidiaries.

    (b)        Except as set forth in Section 4.16(b) of the Company Disclosure Schedule, the Company or one of its Subsidiaries, as applicable, is the sole and exclusive owner of, or has valid and continuing rights (pursuant to written Intellectual Property Licenses) to use and otherwise exploit, the Company Intellectual Property Rights, free and clear of all Encumbrances other than Permitted Encumbrances or any obligations under the Intellectual Property Licenses set forth in Section 4.9(a)(viii) of the Company Disclosure Schedule. The Company Intellectual Property Rights include all Intellectual Property Rights necessary and sufficient to enable the Company and each of its Subsidiaries to conduct its business. To the Knowledge of the Company, the Company Intellectual Property Rights are valid and enforceable.

    (c)        Section 4.16(c) of the Company Disclosure Schedule sets forth a true and complete list of all Intellectual Property Rights jointly owned by the Company or any of its Subsidiaries and any other Person(s) (“Jointly Owned Intellectual Property”), and specifies with respect to each item of Jointly Owned Intellectual Property the joint owners of such item. Except as set forth in Section 4.16(c) of the Company Disclosure Schedule with respect to Jointly Owned Intellectual Property, (i) all Intellectual Property Rights in works of authorship and all other materials subject to copyright protection (A) were either created by employees of the Company or its Subsidiaries within the scope of their employment or are otherwise works made for hire, or all right, title and interest in and to such works of authorship or other materials subject to copyright protection have been legally and fully assigned and transferred in writing to the Company or one of its Subsidiaries, as applicable, or (B) are licensed from third parties pursuant to a written Intellectual Property License for use and other exploitation as currently used and otherwise exploited by the Company and its Subsidiaries, (ii) all Intellectual Property Rights in all inventions and discoveries made, developed, created, conceived and/or reduced to practice by any employee, consultant or independent contractor of the Company or any of its Subsidiaries within the scope of their employment (or other retention) by the Company or such Subsidiary, as applicable, or that are the subject of one or more issued Patents or pending Patent applications, have been assigned in writing to the Company or such Subsidiary, as applicable, to the extent that sole and exclusive ownership of any such Intellectual Property Rights does not vest automatically in the Company or such Subsidiary, as applicable, by operation of Law, and (iii) all employees, consultants and independent contractors of the Company or any of its Subsidiaries involved in the creation or development of any products, services, technology or Intellectual Property Rights or in other material development activities have signed written documents assigning to the Company or such Subsidiary, as applicable, all Intellectual Property Rights made, written, developed, created, conceived and/or reduced to practice by them within the scope of their employment (or other retention) by the Company or such Subsidiary, as applicable, to the extent that sole and exclusive ownership of any such Intellectual Property Rights does not automatically vest in the Company or such Subsidiary, as applicable, by operation of Law.

    (d)        The Company and each of its Subsidiaries have taken reasonable precautions to protect the secrecy, confidentiality and value of material Trade Secrets, and no such Trade Secrets have been authorized to be disclosed or have been actually disclosed by the Company or any of its Subsidiaries other than pursuant to a written non-disclosure agreement restricting the disclosure and use of such Trade Secrets. Former and current employees, consultants and independent contractors of the Company and its Subsidiaries involved in the creation or development of any products, services, technology or Intellectual Property Rights or in other material development activities have executed written agreements with the Company or one of its Subsidiaries designed to protect the confidentiality of the Company Intellectual Property Rights, and, to the Company’s Knowledge, no employee, consultant or independent contractor of the Company or any of its Subsidiaries is in violation or breach of any term of any such written agreement that would impair any of the Company Intellectual Property Rights.

    (e)        To the Company’s Knowledge, none of the Intellectual Property Rights owned by the Company or any of its Subsidiaries, the use by the Company or any of its Subsidiaries of any of the Company Intellectual Property Rights or the conduct of the business of the Company or any of its Subsidiaries (including the manufacturing, licensing, marketing, importation, exportation, offer for sale, sale or use of any products or services in connection with such business) infringes, constitutes the misappropriation of or violates any valid Intellectual Property Rights of any other Person or, to the extent that any such claims of infringement, misappropriation or violation are made or asserted against the Company or any of its Subsidiaries, the Company has valid and reasonable counterclaims thereto of infringement of a material Patent(s) that the Company has the valid right to assert or enforce. Except as set forth in Section 4.16(e) of the Company Disclosure Schedule, none of the Company Intellectual Property Rights is being infringed, misappropriated or violated by any other Person or its property. Neither the Company nor any of its Subsidiaries has received during the past twelve (12) months any written claim, any cease and desist or equivalent letter or any other written notice of any allegation that any of the Company Intellectual Property Rights, the use by the Company or any of its Subsidiaries of any of the Company Intellectual Property Rights or the conduct of the business of the Company or any of its Subsidiaries (including the manufacturing, licensing, marketing, importation, exportation, offer for sale, sale or use of any products or services in connection with such business) infringes, constitutes the misappropriation of or violates the Intellectual Property Rights of any third party. To the Company’s Knowledge, except as set forth in Section 4.16(e) of the Company Disclosure Schedule, there has been no unauthorized use by, unauthorized disclosure by or to, or infringement, misappropriation or other violation by any third party and/or any current or former officer, employee, independent contractor, consultant or any other agent of the Company or any of its Subsidiaries of any of the Company Intellectual Property Rights. No written claims of such unauthorized use, unauthorized disclosure or infringement, misappropriation or other violation of any of the Company Intellectual Property Rights have been made against any Person by the Company or any of its Subsidiaries. (A) None of the Company Intellectual Property Rights is currently the subject of any suit, action, or written claim or demand of any third party and no action or proceeding, whether judicial, administrative, before an arbitration panel, a dispute resolution proceeding or otherwise, has been instituted and is pending or, to the Company’s Knowledge, threatened, that challenges or affects the Intellectual Property Rights of the Company or any of its Subsidiaries or the ownership, use, validity or enforceability of any such Intellectual Property Rights and, to the Company’s Knowledge, there is no such claim, demand, action, suit or proceeding by a third party that is pending but unasserted against the Company or any of its Subsidiaries with respect to any of the Company Intellectual Property Rights, and (B) neither the Company nor any of its Subsidiaries has requested or received during the past two (2) years any formal written opinions of counsel (outside or inside) relating to infringement, invalidity or unenforceability of any Intellectual Property Rights.

    (f)        (i) All registrations with and applications to Governmental Authorities in respect of the Registered Intellectual Property Rights owned, filed or applied for by the Company or any of its Subsidiaries that are material to the Company or any of its Subsidiaries are in full force and effect and, to the Knowledge of the Company, valid, (ii) the Company and each of its Subsidiaries is in compliance with all material applicable government regulations regarding the manufacture, advertising, sale, import and export of the Company Intellectual Property Rights and products incorporating or made using the Company Intellectual Property Rights, and (iii) except as set forth in Section 4.16(f) of the Company Disclosure Schedule, there are no restrictions on the direct or indirect transfer of any Intellectual Property License, or other Contract or agreement pursuant to which the Company or any of its Subsidiaries has been granted a right, to use Company Intellectual Property Rights, or any interest therein, held by and material to the Company and its Subsidiaries.

    (g)        Except as set forth in Section 4.16(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries (i) has licensed or provided to any third party, or otherwise permitted any third party to access or use, any source code or related materials for any Software developed by or for the Company or any of its Subsidiaries or (ii) is currently a party to any source code escrow Contract or any other Contract (or a party to any Contract obligating the Company or any of its Subsidiaries to enter into a source code escrow Contract or other Contract) requiring the deposit of source code or related materials for any such Software. Except as set forth in Section 4.16(g) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has incorporated any “open source,” “freeware,” “shareware” or other Software having similar licensing or distribution models (“Open Source”) in, or used any Open Source in connection with, any Software developed, licensed, distributed or otherwise exploited by or for the Company or any of its Subsidiaries in a manner that requires the contribution or disclosure to any third party, including the Open Source community, of any portion or source code of such Software developed, licensed, distributed or otherwise exploited by or for the Company or any of its Subsidiaries.

    (h)        The consummation of the transactions contemplated hereby will not result in the loss or impairment of the right of Purchaser, Merger Sub, the Company or any of its Subsidiaries to own or use any Company Intellectual Property Rights. Neither this Agreement nor any transaction contemplated by this Agreement will result in the grant by the Company or any of its Subsidiaries to any third party of any license or right with respect to any Company Intellectual Property Rights pursuant to any Contract to which the Company or any of its Subsidiaries is a party or by which any assets or properties of the Company or any of its Subsidiaries are bound.

        Section 4.17 Affiliate Transactions.

        Except as set forth in Section 4.17 of the Company Disclosure Schedule, no material relationship, agreements or arrangements, direct or indirect, exist between or among the Company or its Subsidiaries on the one hand and the directors, officers, or shareholders of the Company or their Affiliates, on the other hand, other than in the ordinary course of the Company’s business. No office holder, executive officer or director of the Company or its Subsidiaries or member of his or her immediate family is indebted to the Company or its Subsidiaries, nor is the Company or its Subsidiaries indebted (or committed to make loans or extend or guarantee credit) to any of them. Neither the Company’s nor its Subsidiaries’ office holders, executive officers or directors or any member of their family or their Affiliates has any direct or indirect ownership interest in any firm or corporation that competes directly with the Company its Subsidiaries or the Company’s or its Subsidiaries’ business as currently conducted or as proposed to be conducted. No office holder, executive officer or director of the Company or its Subsidiaries, or any of their family or their Affiliates, is, or has been, directly or indirectly interested in any Contract with the Company or its Subsidiaries, or has derived, received, or was entitled to, any interest, incentive, or other form of benefit in connection with the Company’s or its Subsidiaries’ business, or any of the Contracts and/or commercial arrangements to which the Company or any of its Subsidiaries is a party.

        Section 4.18 Brokers.

        No broker, investment banker or financial advisor or other Person, other than UBS Securities LLC (“UBS”), the fees and expenses of which will be paid by the Company pursuant to the engagement letter dated May 21, 2007, a true and correct copy of which has been provided to the Purchaser, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

        Section 4.19 Opinion of Financial Advisor.

        The Board of Directors has received the opinion of UBS, dated as of the date hereof (a true and correct copy of which will be made available to the Purchaser by the Company solely for informational purposes promptly following its receipt by the Company), to the effect that, as of the date of such opinion, and subject to the various assumptions and qualifications set forth therein, the Merger Consideration to be received by the holders of Company Shares (other than as set forth in such opinion) pursuant to the Merger is fair, from a financial point of view, to such holders.

        Section 4.20 Board of Directors and Audit Committee Approval.

    (a)        The Board of Directors has (i) determined that this Agreement, the Merger and the Transactions are fair to, and in the best interests of, the Company and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the Transactions, and (iii) subject to the provisions of this Agreement, determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the Transactions (the “Recommendation”).

    (b)        The audit committee of the Board of Directors has approved this Agreement, the Merger and the Transactions prior to the approval of the Board of Directors.

        Section 4.21 Inapplicability of Certain Statutes.

        Other than as set forth in the Companies Law and as required under any applicable Antitrust Requirement, the Company is not subject to any business combination, control share acquisition, fair price or similar statute that applies to the Merger or any other Transaction.

        Section 4.22 Grants, Incentives and Subsidies.

        The Company has made available to the Purchaser copies of all documents evidencing all material pending and outstanding grants, incentives, exemptions and subsidies from the government of the State of Israel or any agency thereof, or from any other Governmental Authority, granted to the Company or any of its Subsidiaries, including the grant of Approved Enterprise Status from the Investment Center and grants from the OCS (collectively, “Grants”) and of all related material letters of approval, certificates of completion, and supplements and amendments thereto, granted to the Company, and all material correspondence related thereto for the period after January 1, 2006. Each of the Company and the applicable Subsidiaries is in compliance, in all material respects, with the terms and conditions of all Grants which have been approved and has duly fulfilled, in all material respects, all the undertakings required thereby.

        Section 4.23 Encryption and Other Restricted Technology.

        Except as disclosed in Section 4.23 of the Company Disclosure Schedule, the Company’s and its Subsidiaries’ businesses as currently conducted do not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export, requires the Company or any of its Subsidiaries to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974, as amended, or other legislation regulating the development, commercialization or export of technology.

        Section 4.24 Effect of Transaction.

    (a)        Except as set forth in Section 4.24(a) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the Transactions (either alone or together with any other event) will not (i) constitute an event under any Company Employee Plan, Employment Agreement, consulting agreement, trust, loan or other agreement or arrangement that will or might result in any severance payments or any acceleration of vesting, forgiveness of indebtedness, distribution, increase in benefits or obligation to fund benefits with respect to any Employee or consultant, or (ii) result in any payment, acceleration or vesting with respect to any other security issued by the Company or any of its Subsidiaries.

    (b)        Except as set forth in Section 4.24(b) of the Company Disclosure Schedule, no payment or benefit which will or may be made by the Company, its Subsidiaries or any of their respective Affiliates with respect to any Employee will be characterized as excess “parachute payment,” within the meaning of Section 280G(b)(2) of the Code. None of the Company, its Subsidiaries or any of their respective Affiliates has an obligation to make any tax gross up payments with respect to any such excess parachute payments.

        Section 4.25 Customers and Suppliers.

    (a)        Section 4.25 of the Company Disclosure Schedule sets forth a list of the twenty (20) largest customers of the Company and its Subsidiaries and the five (5) largest suppliers of each of the Company’s business units, as measured by the dollar amount of purchases therefrom or thereby, for the twelve (12) month period ended September 30, 2007, showing the approximate total sales by the Company and its Subsidiaries to each such customer and the approximate total purchases by the Company and its Subsidiaries from each such supplier, during such period.

    (b)        No customer or supplier listed in Section 4.25 of the Company Disclosure Schedule has terminated its relationship with the Company or any of its Subsidiaries and, to the Knowledge of the Company, (i) no customer or supplier listed in Section 4.25 of the Company Disclosure Schedule has delivered notice to the Company or its Subsidiaries that it intends to terminate its business with the Company or any of its Subsidiaries and (ii) no supplier listed in Section 4.25 of the Company Disclosure Schedule has delivered notice to the Company or its Subsidiaries of a material increase in pricing outside of the ordinary course of business.

        Section 4.26 Warranties.

        Except for the customary warranties of the Company and its Subsidiaries or as set forth in Section 4.26 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has given any written warranties that are currently in effect with respect to their products and services. Except as set forth in Section 4.26 of the Company Disclosure Schedule, there have not been any material deviations from or material modifications to the customary warranties.

        Section 4.27 Foreign Corrupt Practices Act; Certain Business Practices.

        Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any director, officer, agent, employee or other person acting on behalf of the Company or any of its Subsidiaries, has, in any material respect (a) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (b) is currently targeted by any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department, (c) used any corporate or other funds for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity to foreign or domestic government officials, employees or others or established or maintained any unlawful or unrecorded funds in violation of Section 30A of the Exchange Act, (d) accepted or received any unlawful contributions, payments, gifts or expenditures or (e) made, offered or authorized any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

        Section 4.28 No Other Representations or Warranties.

        Except for the representations and warranties contained in this Article IV, neither the Company nor any other Person on behalf of the Company makes any express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Purchaser or any of its Affiliates or Representatives of any documentation, forecasts, projections or other information with respect to any one or more of the foregoing.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF
THE PURCHASER AND THE MERGER SUB

        The Purchaser and the Merger Sub, jointly and severally, hereby represent and warrant to the Company that, except as set forth in the disclosure schedule (the “Purchaser Disclosure Schedule”) delivered by the Purchaser to the Company prior to the execution and delivery of this Agreement (such disclosures being considered to be made for purposes of the specific section of the Purchaser Disclosure Schedule in which they are made and for purposes of all other sections to the extent the relevance of such disclosure is reasonably apparent on its face):

        Section 5.1 Organization, Good Standing and Qualification.

        Each of the Purchaser and the Merger Sub is a legal entity duly organized, validly existing and, in jurisdictions where such concept is recognized, in good standing under the Laws of its respective jurisdiction of organization and has requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Neither the Purchaser nor the Merger Sub is in violation of any provision of its respective organizational documents.

        Section 5.2 The Purchaser and the Merger Sub.

        All of the issued and outstanding shares of the Merger Sub are owned by the Purchaser. Each of the Purchaser and the Merger Sub were formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and neither the Purchaser nor the Merger Sub, nor any of their respective Subsidiaries, has conducted any business prior to the date hereof and neither has any, and prior to the Effective Time neither will have any, assets, liabilities or obligations of any nature other than those immaterial assets, liabilities or obligations incident to its formation and pursuant to this Agreement, the Merger and the Transactions.

        Section 5.3 Corporate Authority.

        Each of the Purchaser and the Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by each of the Purchaser and the Merger Sub and is a valid and binding agreement of the Purchaser and the Merger Sub, enforceable against each of the Purchaser and the Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity. The execution and delivery of this Agreement by the Purchaser and the Merger Sub and the consummation by the Purchaser and the Merger Sub of the Merger and the Transactions contemplated hereby, including the Financing, have been duly and validly authorized by all necessary corporate action of the Purchaser and the Merger Sub.

        Section 5.4 The Merger Sub Board Approval.

        The board of directors of the Merger Sub has unanimously (a) determined that the Merger is fair to, and in the best interest of, the Merger Sub and its shareholders, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Merger Sub to its creditors, (b) approved this Agreement, the Merger and the Transactions, and (c) resolved to recommend that the sole shareholder of the Merger Sub approve this Agreement, the Merger and the Transactions pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement).

        Section 5.5 Share Ownership.

        Except as set forth in Section 5.5 of the Purchaser Disclosure Schedule, as of the date of this Agreement, none of the Purchaser, the Merger Sub or any Person referred to in Section 320(c) of the Companies Law with respect to the Purchaser or the Merger Sub owns any Company Shares.

        Section 5.6 Governmental Filings; No Violations; Etc.

    (a)        Other than with respect to procedures under the Companies Law, the necessary filings and clearance, if any, under applicable Antitrust Requirements and as set forth in Section 5.6(a) of the Purchaser Disclosure Schedule, no notices, reports or other filings are required to be made by the Purchaser or the Merger Sub with, and no consents, registrations, approvals, permits or authorizations are required to be obtained by the Purchaser or the Merger Sub from, any Governmental Authority in connection with the execution and delivery of this Agreement by the Purchaser and the Merger Sub and the consummation of the Merger and the Transactions or in connection with the continuing operation of the business of the Purchaser following the Effective Time.

    (b)        The execution, delivery and performance of this Agreement by the Purchaser and the Merger Sub do not, and the consummation of the Merger and the Transactions will not, (i) constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws or comparable organizational documents of the Purchaser and the Merger Sub, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any material obligation or the creation of any Encumbrance on any of the assets of the Purchaser or the Merger Sub pursuant to, any material Contracts binding on the Purchaser or the Merger Sub, or (C) any material change in the rights or obligations of any party under any Contract binding on the Purchaser or the Merger Sub, or (ii) violate any judgment, order, writ, preliminary or permanent injunction or decree or any Law applicable to the Purchaser, the Merger Sub or any of their respective Affiliates or any of their properties or assets, except in each case, for such breaches, violations, defaults or changes that would not have a material adverse effect on the Purchaser or the Merger Sub’s ability to timely consummate the Merger and the Transactions.

        Section 5.7 Brokers and Finders.

        Except as set forth in Section 5.7 of the Purchaser Disclosure Schedule, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Purchaser or the Merger Sub or any of their respective Affiliates.

        Section 5.8 Available Funds.

    (a)        Attached to Section 5.8(a) of the Purchaser Disclosure Schedule is a copy of the executed commitment letter from Bank Hapoalim (the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the lender party thereto has committed to provide the debt financing set forth therein to the Purchaser for the purpose of funding the Transactions (the “Debt Financing”). Attached to Section 5.8(a) of the Purchaser Disclosure Schedule is a copy of the executed commitment letter (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Financing Commitments”) from the Sponsors pursuant to which, and subject to the terms and conditions thereof, such Sponsors have committed to the Purchaser to invest the amounts set forth therein (the “Equity Financing” and together with the Debt Financing, the “Financing”).

    (b)        The Financing Commitments have been executed in the forms attached to Section 5.8(a) of the Purchaser Disclosure Schedule and, as of the date hereof, have not been amended or modified in any respect or supplemented and are in full force and effect. Each of the Financing Commitments, in the form so delivered, is a legal, valid and binding obligation of the Purchaser and the Merger Sub and, to the Knowledge of the Purchaser, the other parties thereto. As of the date hereof, there are no other agreements, side letters or arrangements relating to the Financing Commitments. As of the date hereof, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on part of the Purchaser or the Merger Sub under any term or condition of the Financing Commitments, and neither the Purchaser nor the Merger Sub has reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments. The Purchaser or the Merger Sub has fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or prior to the date hereof. The aggregate proceeds from the Financing constitute all of the funds necessary for the consummation by the Purchaser and the Merger Sub of the Transactions contemplated hereby. The Financing Commitments set forth all of the conditions precedent to the obligations of the parties thereunder to make the Financing, to the extent contemplated to be provided at or prior to the consummation by the Purchaser and the Merger Sub of the Transactions contemplated hereby, available to borrowers thereunder on the terms therein.

        Section 5.9 Interest in Competitors.

        Except as set forth in Section 5.9 of the Purchaser Disclosure Schedule, none of the Purchaser, the Merger Sub or any of their respective Affiliates insofar as such affiliate-owned interests would be attributed to the Purchaser or the Merger Sub under any Antitrust Requirements, owns any interest in any entity or Person that derives a substantial portion of its revenues from a line of business within the Company’s principal lines of business.

        Section 5.10 Information Supplied.

        None of the information supplied by the Purchaser for inclusion in any document to be sent to the Company’s shareholders in connection with the Company Shareholders’ Meeting at the time furnished (as amended or supplemented) or at the time of the Company Shareholders’ Meeting in connection with the Transactions will contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Purchaser or the Merger Sub with respect to statements made therein based on information supplied by the Company in writing for inclusion in any such document.

        Section 5.11 Acknowledgement of Disclaimer of Other Representations and Warranties.

        The Purchaser and the Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company, (b) has had access to (i) the books and records of the Company and its Subsidiaries, and (ii) the electronic data room maintained by the Company through IntraLinks for purposes of the Transactions, (c) it has been afforded the opportunity to ask questions of, and receive answers from, officers of the Company, and (d) has conducted its own independent investigation of the Company and its Subsidiaries, their respective businesses and the Transactions, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its Subsidiaries or any other documentation, forecasts or other information, other than the representations and warranties of the Company expressly contained in this Agreement.

ARTICLE VI

CONDUCT PRIOR TO THE EFFECTIVE TIME
AND ADDITIONAL AGREEMENTS

        Section 6.1 Conduct of Business by the Company.

        Except as otherwise expressly contemplated by this Agreement and as required by applicable Law, as set forth in Section 6.1 of the Company Disclosure Schedule or as consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), during the period from the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article VIII, the Company shall, and shall cause its Subsidiaries to, carry on their respective businesses in all material respects in the ordinary course consistent with past practice. To the extent consistent with the foregoing, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (i) preserve intact their current business organizations (except that any of the Company’s wholly-owned Subsidiaries may be merged with or into, or be consolidated with any of the Company’s other wholly-owned Subsidiaries or may be liquidated into the Company or any of its Subsidiaries), (ii) keep available the services of their current officers and key employees who are integral to the operation of their businesses as presently conducted, and (iii) preserve their relationships with those Persons having business relations with them; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.2 shall be deemed a breach of this Section 6.1 unless such action would constitute a breach of such specific provision of Section 6.2.

        Section 6.2 Specific Activities.

        Without limiting the generality of Section 6.1, during the period from the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement pursuant to Article VIII, except as otherwise expressly contemplated by this Agreement, as set forth in Section 6.2 of the Company Disclosure Schedule and as required by applicable Law, or as consented to in writing by the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), provided that the Purchaser shall be deemed to have consented if the Purchaser does not object within three (3) Business Days in Los Angeles, California, after a request for such consent is delivered by the Company to the individuals set forth in Section 6.2 of the Purchaser Disclosure Schedule), the Company shall not, and shall not permit any of its Subsidiaries to:

    (a)        cause, permit or propose any amendments to the Company Charter Documents;

    (b)        (i) except for transactions among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, declare or pay any dividends on or make other distributions in respect of any of its share capital, (ii) adopt a plan of complete or partial liquidation or reorganization, or a resolution providing for or authorizing such liquidation or reorganization, (iii) split, combine or reclassify any of its shares or any other security or interest therein, or (iv) repurchase, redeem or otherwise acquire any shares, or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities other than the acquisition of restricted shares upon forfeiture thereof;

    (c)        issue, deliver, sell, pledge or encumber, or authorize or propose the issuance, delivery, sale, pledge or Encumbrance of, any shares or any other security or interest therein, including any rights, warrants or options to purchase any shares of capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of capital stock other than the issuance of Company Shares upon the exercise of Company Stock Options outstanding on the date of this Agreement and in accordance with the existing terms of such Company Stock Options or upon conversion of the Company’s convertible notes;

    (d)        acquire or agree to acquire any material assets of (including securities), or merge or consolidate with, any Person or engage in any similar transaction;

    (e)        make any loans, advances or capital contributions to, or investments in, any other Person outside of the ordinary course of business consistent with past practice other than any amounts expressly reflected in the Company’s budgets for 2007and 2008 provided to the Purchaser;

    (f)        sell, lease, license, pledge, encumber or otherwise dispose of any of its material assets or any interest therein, other than in the ordinary course of business consistent with past practice;

    (g)        incur or suffer to exist any indebtedness for borrowed money or guarantee any such indebtedness, guarantee any debt of others, enter into any “keep-well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, except for working capital borrowings incurred in the ordinary course of business consistent with past practice pursuant to credit agreements or facilities in existence on the date hereof;

    (h)        make or rescind any material Tax election, or agree to pay, settle or compromise any material Tax liability or consent to any extension or waiver of any limitation period with respect to Taxes, or request, negotiate or agree to any Tax rulings, or Tax sharing arrangement or agreement (except as provided herein);

    (i)        amend, in any material respect, any Tax return, change an annual Tax accounting period, adopt or change any material Tax accounting method (except as required by applicable Law or, solely with respect to accounting periods or methods, as required by GAAP) or execute or consent to any waivers extending the statutory period of limitations with respect to the collection or assessment of any material Taxes;

    (j)        make or agree to make any capital expenditures in excess of the amount contemplated by the Company’s budgets for 2007 or 2008 provided to the Purchaser;

    (k)        pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or propose to pay, discharge, settle or satisfy such claims, liabilities or obligations, in each case outside of the ordinary course of business that (i) involve non-monetary relief that would materially restrict the operations of the Company, or (ii) requires the payment of amounts after the Closing in excess of $500,000 individually;

    (l)        (i) modify or amend in any material respect any credit agreement or facility, or (ii) modify or amend in any material respect or terminate any Company Contract or any other Contract that is material to the Company and its Subsidiaries, taken as a whole;

    (m)        terminate or otherwise discontinue the services without cause of the Company’s and its Subsidiaries current officers and key employees who are integral to the operation of their businesses as presently conducted;

    (n)        except (i) as required pursuant to existing written agreements in effect on the date hereof, Company Employee Plans in effect as of the date hereof, or written agreements for newly hired employees or extensions of employment agreements (on substantially similar terms as in effect on the date hereof), all in the ordinary course of business consistent with past practice, (ii) as otherwise required by Law, (iii) as provided pursuant to existing Employment Agreements or in compensation committee directives in effect on the date hereof, or (iv) as set forth in Section 6.2 of the Company Disclosure Schedule, (A) increase the compensation or benefits of any director, officer or employee, except for, in the cases of non-officer employees, increases in the ordinary course of business that are consistent with past practice (including, for this purpose, the normal salary, bonus and equity compensation review process conducted each year and changes relating to positions or title), (B) adopt or amend in any material respect any Company Employee Plan (any such amendment being required to comply in all respects with the other provisions of this Section 6.2), (C) amend or modify in any material respect any Employment Agreement or enter into any Employment Agreement with an Employee providing for compensation and benefits in excess of $200,000 per year;

    (o)        make any material change in accounting methods, principles or practices, except as required (i) by GAAP, Regulation S-X of the Exchange Act, any Governmental Authority or the Financial Accounting Standards Board (or similar organization), or (ii) by change in applicable Law;

    (p)        enter into any transaction with any of its Affiliates other than pursuant to arrangements in effect on the date hereof or in connection with transactions between or among the Company and wholly-owned Subsidiaries or Affiliates of the Company controlled by the Company;

    (q)        transfer or license to any Person (other than with respect to inter-company transactions) or otherwise extend, amend or modify in any material respect, any material rights of such other Person or entity to Company Intellectual Property Rights, or enter into any agreements or make other commitments or arrangements to grant, transfer or license, to any Person future patent right, in each case other than non-exclusive licenses the granting of which are advisable in connection with, or to the sale or distribution of, any product by the Company or any of its Subsidiaries, in each case in the ordinary course of business consistent with past practice; provided that in no event shall the Company or any Subsidiary of the Company (i) license on an exclusive basis (other than supply and distribution agreements in the ordinary course of business consistent with past practice) or sell any Company Intellectual Property Rights that are material to the Company or any of its Subsidiaries, or (ii) enter into any agreement limiting in any material respect the right of the Surviving Company or any of its Subsidiaries to engage in any line of business or to compete with any Person;

    (r)        enter into any Company Contract or series of related Contracts outside the ordinary course of business (except as expressly permitted under other provisions of this Agreement); or

    (s)        authorize any of, or commit or agree to take any of, the foregoing actions.

        Section 6.3 No Control of Other Party's Business.

        Nothing contained in this Agreement is intended to give the Purchaser, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and to give the Company, directly or indirectly, the right to control or direct the Purchaser’s operations. Prior to the Effective Time, each of the Purchaser and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries respective operations.

        Section 6.4 Access to Information; Confidentiality; Financing.

    (a)        Prior to the Effective Time, except as required by applicable Law, the Company shall, and shall cause each of its Subsidiaries to, afford the Purchaser and its officers, employees, accountants, counsel, financial advisors and other representatives (collectively, “Representatives”) at their own expense, with reasonable access during normal business hours and upon reasonable notice to all the properties, books, Contracts, commitments, personnel (including management team) and records of the Company and its Subsidiaries so that the Purchaser and the Merger Sub may obtain all information concerning the business as they may reasonably request; provided that, the Purchaser and its Representatives shall conduct any such activities in such a manner as not to unreasonably interfere with the business or operations of the Company, and during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to the Purchaser and the Merger Sub:

(i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of U.S. federal or state or Israeli securities Laws; and

    (ii)        all other information concerning its business, properties and personnel as the Purchaser may reasonably request; provided, however, that the Company shall not be required to provide access to any information or documents which would, in the reasonable judgment of the Company, (A) breach any agreement with any third party, or (B) constitute a waiver of, or result in an impairment of, the attorney-client or other privilege held by the Company.

    (b)        Any information obtained by any Person pursuant to this Section 6.4 shall be subject to the Confidentiality Agreement. Without limiting the generality of the foregoing, the Purchaser and the Merger Sub shall not, and shall cause their Representatives not to, use information obtained pursuant to this Section 6.4 for any purpose unrelated to the consummation of the Merger and the Transactions. No review or information obtained pursuant to this Section 6.4 shall limit the Purchaser’s or the Merger Sub’s reliance on or the enforceability of any representation or warranty made by the Company herein.

    (c)        Subject to Section 6.4(d), the Company shall and shall cause its Subsidiaries to, at the Purchaser’s sole expense, cooperate in connection with the arrangement of the Financing (or any alternative financing) as may be reasonably requested by the Purchaser (provided that, such requested cooperation is not prohibited by applicable Law and does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries). Such cooperation by the Company shall include, at the reasonable request of the Purchaser, subject to Sections 6.4(a) and 6.4(b), (i) using reasonable best efforts to provide any lenders or other sources providing such Financing (or any alternative financing) with financial and other information regarding the Company, requested by the Purchaser or its lenders including all financial statements and financial and other data of the type required by Regulation S-X (other than Item 3-10 of Regulation S-X) and Regulation S-K under the Securities Act for registered offerings of debt securities, and of the type and form customarily included in offering documents used in private placements under Rule 144A of the Securities Act, to consummate the offerings of any debt securities contemplated by such Financing (or any alternative financing) at the time during the Company’s fiscal year any such offerings will be made, (ii) making the Company’s senior executive officers available to reasonably assist any lenders or other sources participating in such Financing (or any alternative financing), (iii) assisting with the preparation of materials for prospective lenders and other financing sources, rating agencies, road shows and similar documents and presentations, (iv) causing the Company’s Representatives to cooperate with the reasonable requests of the Purchaser and its Representatives in connection with any such Financing (or any alternative financing), (v) executing and delivering, or causing to be executed and delivered, certain agreements and certificates related to any such Financing (or any alternative financing) and (vi) otherwise reasonably cooperating in connection with the consummation of any such Financing (or any alternative financing).

    (d)        Each of the Purchaser and the Merger Sub shall use, and shall cause their Affiliates to use, their reasonable best efforts to (i) obtain the Financing on the terms and conditions described in the Financing Commitments (or terms no less favorable to the Purchaser or the Company), and (ii) enter into definitive agreements with respect thereto on the terms and conditions contained in the Financing Commitments (or terms no less favorable to the Purchaser or the Company), and to satisfy the conditions thereto that are within its control. In the event that the Purchaser or the Merger Sub become aware that any portion of the Financing has become unavailable in the manner or from the sources contemplated in the Financing Commitments, (A) the Purchaser shall promptly notify the Company, and (B) the Purchaser and the Merger Sub shall use their reasonable best efforts to arrange to obtain any such unavailable portion from alternative sources as promptly as reasonably practicable following the occurrence of such event, including entering into definitive agreements with respect thereto (such definitive agreements entered into pursuant to the first or second sentence of this Section 6.4(d) being referred to as the “Financing Agreements”). Any Financing contemplated by the foregoing sentence shall not cause the Board of Directors of the Company to reasonably determine that such Financing would prevent it from approving the Transactions pursuant to Section 315 of the Companies Law, such determination to be made after consultation with counsel and an internationally recognized investment bank regarding the Company’s ability to fulfill its financial obligations. The Purchaser shall (1) furnish executed copies of the Financing Agreements to the Company promptly upon their execution, and (2) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Financing (or any replacement thereof).

    (e)        The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing (or any alternative financing); provided, however, that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries. The Purchaser shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries as contemplated by this Section 6.4. The Purchaser acknowledges and agrees that the Company and its Affiliates and their respective directors, officers, employees, agents and Representatives shall not have any responsibility for, or incur any liability to, any Person under the Financing or any cooperation provided pursuant to this Section 6.4 and that the Purchaser and the Merger Sub shall indemnify and hold harmless the Company and its Affiliates and their respective directors, officers and employees from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them as a result of any action carried out by them under Section 6.4(d) prior to the Effective Time.

        Section 6.5 No Solicitation.

    (a)        Subject to Section 6.5(c) through (e), the Company agrees that, neither it nor any of its Subsidiaries shall, and that it shall cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, propose or encourage or take any other action to facilitate any inquiry, discussion, offer or request that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, or the making, submission or announcement of, any Acquisition Proposal, (ii) participate or otherwise engage in any negotiations regarding an Acquisition Proposal with, or furnish any nonpublic information to, or afford access to the property, books or records of the Company or its Subsidiaries to, any person that has made or, to the Company’s Knowledge, is considering making an Acquisition Proposal or grant any waiver or release under any standstill agreement, (iii) engage in discussions regarding an Acquisition Proposal with any Person that has made or, to the Company’s Knowledge, is considering making an Acquisition Proposal, except to notify such Person as to the existence of the provisions of this Section 6.5, (iv) approve, endorse or recommend any Acquisition Proposal, or (v) enter into any letter of intent or agreement in principle or any agreement or other arrangement providing for any Acquisition Proposal (except for confidentiality agreements permitted under Section 6.5(c)). The Company shall, and shall cause its Representatives to, immediately cease and cause to be terminated any existing discussions with any Person that relate to any Acquisition Proposal as of the date of this Agreement.

    (b)        The Company shall promptly (and in any event within twenty-four (24) hours after receipt) notify the Purchaser, orally and in writing, of the receipt of any Acquisition Proposal, or of any inquiries, proposals or offers received by, any request for information from, or any negotiations sought to be initiated or continued with, either the Company or its Representatives concerning an Acquisition Proposal or that would reasonably be expected to lead to an Acquisition Proposal and disclose the identity of the other party and the material terms of such inquiry, offer, proposal or request and, in the case of written materials provided to the Company provide the Purchaser copies of such materials as promptly as reasonably practicable. The Company shall keep the Purchaser informed on a prompt basis of the status, terms and substance of any discussions or negotiations (including amendments and proposed amendments) of any such Acquisition Proposal or other inquiry, offer, proposal or request concerning an Acquisition Proposal.

    (c)        Notwithstanding the limitations set forth in Section 6.5(a), if at any time prior to obtaining the Company Stockholder Approval, the Company receives an Acquisition Proposal which (i) constitutes a Superior Proposal or (ii) the Board of Directors determines in good faith could reasonably be expected to result in a Superior Proposal, the Company may take the following actions (A) furnish nonpublic information to the third party making such Acquisition Proposal, if, and only if, prior to so furnishing such information, the Company receives from the third party an executed confidentiality agreement on terms no less favorable in any material respect to the Company than the terms of the Confidentiality Agreement and provided that, any such information must be provided to the Purchaser as promptly as is reasonably practicable after its provision to such third party to the extent not previously made available to the Purchaser and (B) engage in discussions or negotiations with the third party with respect to the Acquisition Proposal, if, but only if, in the case of both clause (A) and (B) if the Board of Directors has concluded in good faith, after consultation with the Company’s outside legal advisors, that the failure of the Board of Directors to furnish such information or engage in such discussions or negotiations would be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s shareholders under applicable Law.

    (d)        Subject to compliance with the other terms of this Section 6.5(d), in response to the receipt of a Superior Proposal that has not been withdrawn, prior to obtaining the Company Stockholder Approval, the Board of Directors may withdraw, modify or qualify the Recommendation (a “Change of Recommendation”) or approve or recommend a Superior Proposal if the Board of Directors has concluded in good faith, after consultation with the Company’s outside legal advisors, that the failure of the Board of Directors to effect a Change of Recommendation or approve or recommend a Superior Proposal, as applicable, would be inconsistent with the directors’ exercise of their fiduciary obligations to the Company’s shareholders under applicable Law. The Company shall not be entitled to effect a Change in Recommendation with respect to a Superior Proposal or approve or recommend a Superior Proposal unless and until (i) after the third Business Day following the Purchaser’s receipt of a written notice (a “Notice of Superior Proposal”) from the Company advising the Purchaser that the Company intends to take such action and describing the material terms and conditions of the Superior Proposal that is the basis of such action in such Notice of Superior Proposal and as promptly as practicable thereafter providing a copy of the relevant proposed transaction agreements with the party making such Superior Proposal and other material documents, and stating that the Company intends to effect a Change in Recommendation (it being understood and agreed that (A) the Company shall, and shall cause its financial and legal advisors to, during such three (3) – Business Day period, negotiate with the Purchaser and Merger Sub in good faith (to the extent the Purchaser and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, (B) in determining whether to cause or permit the Company to effect a Change in Recommendation or approve or recommend a Superior Proposal, the board of directors of the Company shall take into account any changes to the financial terms of this Agreement proposed by the Purchaser to the Company in any bona fide written proposal in response to a Notice of Superior Proposal or otherwise, and (C) any material amendment to the financial terms of such Superior Proposal shall require a new Notice of Superior Proposal and a new three (3) – Business Day period), and (ii) the Company has complied in all material respects with this Section 6.5. In addition, the Board of Directors shall not approve or recommend a Superior Proposal unless the Company immediately terminates this Agreement pursuant to Section 8.1(g). Except as expressly permitted by this Section 6.5, the Board of Directors shall not (i) effect a Change of Recommendation or publicly propose to withdraw, modify or qualify the Company Recommendation or (ii) approve, recommend or adopt or publicly propose to approve, recommend or adopt any Superior Proposal.

    (e)        Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure (other than (i) a “stop, look and listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or (ii) a negative recommendation of such tender offer) shall be deemed to be an Change of Recommendation; provided, further, however, that the Board of Directors shall not (A) recommend that the shareholders of the Company tender their Company Shares in connection with such tender or exchange offer (or otherwise approve or recommend any Acquisition Proposal) or (B) effect a Change of Recommendation, unless, in each case, the applicable requirements of Section 6.5(d) shall have been satisfied.

    (f)        For the purposes of this Agreement, “Acquisition Proposal” shall mean, with respect to the Company, any unsolicited offer or proposal (other than an offer or proposal made or submitted by the Purchaser or any of its Subsidiaries) contemplating or otherwise relating to any transaction or series of related transactions involving (i) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, exchange offer or other similar transaction in which (A) the Company or any Subsidiary is a constituent corporation, (B) a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial or record ownership of securities representing more than twenty percent (20%) of the outstanding Company Shares, or (C) the Company or any Subsidiary issues securities representing more than twenty percent (20%) of the outstanding Company Shares, (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for twenty percent (20%) or more of the fair market value of the assets of the Company and the Subsidiaries, taken as a whole, or (iii) any liquidation or dissolution of the Company.

    (g)        For the purposes of this Agreement, “Superior Proposal” shall mean an offer or proposal to enter into (i) a merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, exchange offer or other similar transaction as a result of which either (A) the shareholders of the Company prior to such transaction in the aggregate cease to own at least fifty percent (50%) of the voting securities of the entity surviving or resulting from such transaction (or the ultimate parent entity thereof) or (B) a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) directly or indirectly acquires beneficial or record ownership of securities representing fifty percent (50%) or more of the Company Shares or (ii) a sale, lease, exchange transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for fifty percent (50%) or more of the fair market value of the assets of the Company and the Subsidiaries, taken as a whole, in the case of clauses (i) and (ii), in a single transaction or a series of related transactions that (1) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement, and (2) is on terms that the board of directors of the Company determines in good faith, after consultation with the Company’s outside legal and financial advisors, would if consummated, result in a transaction that is more favorable to the Company and its shareholders from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms and conditions proposed by the Purchaser in response to such proposal), taking into account all of the terms and conditions of such proposal and this Agreement, including any break-up and reverse break-up fees, expense reimbursement or similar provisions, and is reasonably capable of being consummated in a timely manner on the terms proposed, in each case, taking into account all financial (including the financing terms of such proposal), regulatory, legal and other aspects of such proposal.

        Section 6.6 Merger Proposal.

        Each of the Company and, if applicable, the Merger Sub, shall take the following actions within the time frames set forth herein; provided, however, that any such actions or the time frame for taking such action shall be subject to any amendment in the applicable provisions of the Companies Law and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 6.6 accordingly):

    (a)        As promptly as reasonably practicable after the execution and delivery of this Agreement:

    (i)        each of the Company and the Merger Sub shall cause a merger proposal (in the Hebrew language) in substantially the form attached hereto as Exhibit C (a “Merger Proposal”) to be executed in accordance with Section 316 of the Companies Law;

    (ii)        the Company shall call the Company Shareholders’ Meeting, it being understood that the sole shareholder of the Merger Sub has approved the Merger contemporaneously with the execution of this Agreement; and

    (iii)        within three (3) days from the date that the Company Shareholders’ Meeting has been convened as aforesaid, the Company and the Merger Sub shall jointly deliver the applicable Merger Proposal to the Companies Registrar. Each of the Company and the Merger Sub shall cause a copy of its Merger Proposal to be delivered to its secured creditors, if any, not later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar and shall promptly inform its respective non-secured creditors, if any, of its Merger Proposal and its contents in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder.

    (b)        Promptly after the Company and the Merger Sub shall have complied with the provisions of Section 6.6(a) above and with subsections (i) and (ii) of this Section 6.6(b), but in any event not later than three (3) Business Days (as defined in the Companies Law) following the date on which such notice was sent to the creditors, each of the Company and the Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the Companies Law, that notice was submitted to their respective secured and non-secured creditors in accordance with Section 318 of the Companies Law and the regulations promulgated thereunder. In addition to the above, each of the Company and, if applicable, the Merger Sub, shall:

    (i)        publish a notice to its creditors, stating that a Merger Proposal has been submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the offices of the Companies Registrar, the Company’s registered offices or the Merger Sub’s registered offices, as applicable, and at such other locations as the Company or the Merger Sub, as applicable, may determine, in (A) two (2) daily Hebrew newspapers circulated in Israel, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) a newspaper circulated in the United States, not later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar, and (C) if required, in such other manner as may be required by any applicable Law;

    (ii)        within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice, by registered mail, to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the Companies Law), in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, as specified in the notice referred to in subsection (i) above; and

    (iii)        send to the Company “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company premises, a copy of the notice published in a daily Hebrew newspaper (as referred to in subsection (i)(A) above), not later than three (3) Business Days following the day on which the Merger Proposal has been submitted to the Companies Registrar.

        Section 6.7 Shareholders Approval.

    (a)        The Company will take, in accordance with applicable Law and its Articles of Association, all action necessary to convene a general meeting of its shareholders (the “Company Shareholders’ Meeting”) as promptly as reasonably practicable to consider and vote for the approval of this Agreement, the Merger and the Transactions. The Board of Directors shall recommend such approval subject to the notice requirements of the Companies Law and the rules and regulations promulgated thereunder and the Articles of Association of the Company. The Company Shareholders’ Meeting shall be held as promptly as reasonably practicable after the date hereof. The Company shall call, notice, convene, hold and conduct the Company Shareholders’ Meeting in compliance with applicable Laws including the Companies Law, the Articles of Association of the Company and the rules of NASDAQ. Subject to the provisions of Section 320(c) of the Companies Law, the approval of the Merger requires the Company Shareholder Approval. The quorum required for the shareholders’ meeting is at least two (2) shareholders, present in person or by proxy, holding at least thirty-three and one-third percent (33 1/3%) of the issued and outstanding share capital of the Company. The Company may adjourn or postpone the Company Shareholders’ Meeting (i) if and to the extent necessary to provide any necessary supplement or amendment of the notice to the Company’s shareholders in advance of a vote on this Agreement, and the Merger and the Transactions; or (ii) if, as of the time for which the Company Shareholders’ Meeting is originally scheduled (as set forth in the notice for the Company Shareholders’ Meeting), the number of Company Shares present at the Company Shareholders’ Meeting (either in person or by proxy) is insufficient to constitute the required quorum necessary to conduct the business of the Company Shareholders’ Meeting. The Company shall include the Recommendation in any materials sent to the shareholders of the Company in connection with the Company Shareholders’ Meeting. In the event that the Purchaser or any of its Affiliates casts any votes in respect of the Merger, the Purchaser shall disclose to the Company in writing the number of shares and how voted.

    (b)        The sole shareholder of the Merger Sub has approved the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). Not later than three (3) days after the date of such approval, the Merger Sub shall (in accordance with Section 317(b) of the Companies Law and the regulations thereunder) inform the Companies Registrar of such approval. In accordance with the customary practice of the Companies Registrar, the Merger Sub shall request, following coordination with Company, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Merger Sub shall advise the Companies Registrar, which date shall be not later than the second Business Day immediately following the Closing.

        Section 6.8 Filings; Other Actions; Notification.

    (a)        Subject to the terms and conditions set forth in this Agreement, the Company and the Purchaser shall cooperate with each other and use, and shall cause their respective Subsidiaries and Affiliates to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their part under this Agreement and applicable Law to consummate and make effective the Merger and the Transactions as soon as practicable, including (i) obtaining all necessary actions, consents and approvals from Governmental Authorities, or other Persons necessary in connection with the consummation of the Transactions and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any, required or recommended under all applicable Antitrust Requirements) and taking all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Transactions, (ii) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions performed or consummated by such Party in accordance with the terms of this Agreement, including seeking to have any stay or temporary restraining order entered by any Governmental Authority vacated or reversed, (iii) the execution and delivery of any additional instruments necessary to consummate the Merger and Transactions in accordance with the terms of this Agreement and to fully carry out the purposes of this Agreement, and (iv) the execution by the Purchaser and/or its Affiliates of an undertaking in customary form in favor of the OCS to comply with the applicable Law, if required.

    (b)        In furtherance and not in limitation of the foregoing, (i) each party hereto agrees to make all appropriate filings with any applicable Governmental Authority set forth on Section 7.1(b) of the Company Disclosure Schedule as promptly as practicable and in any event within fifteen (15) Business Days from the date hereof, or such other time as mutually agreed to by the parties, and to supply as promptly as practicable any additional information and documentary material that may be required with respect to such filings and use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.8 necessary to cause the expiration or termination of the applicable waiting periods with respect to such filings (including any extensions thereof), if any, as soon as practicable and (ii) the Company and the Purchaser shall each use its reasonable best efforts to (A) take all action necessary to ensure that no state takeover statute or similar Law is or becomes applicable to the Merger or the Transactions and (B) if any state takeover statute or similar Law becomes applicable to the Merger or the Transactions, take all action necessary to ensure that the Merger and the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise minimize the effect of such Law on the Merger and the Transactions.

    (c)        Subject to applicable Law and the instructions of any Governmental Authority, each of the Company and the Purchaser shall keep the other reasonably apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of material notices or other communications received by the Purchaser or the Company, as the case may be, or any of their Subsidiaries from any third party and/or any Governmental Authority with respect to the Transactions. Neither the Company nor the Purchaser shall permit any of its officers or any other Representatives to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry relating to the Transactions unless it consults with the other Party in advance and shall, to the extent permitted by such Governmental Authority, give the other Party the opportunity to attend and participate thereat.

    (d)        Each of the Company and the Purchaser hereby agrees to pay or commit to pay fifty percent (50%) of all fees in connection with the filings with Governmental Authorities contemplated by this Section 6.8 and Section 6.10 of this Agreement. Each of the Parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including immediately informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between such Party and any Governmental Authority with respect to this Agreement.

        Section 6.9 Publicity.

        The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by the Purchaser and the Company. Thereafter, neither the Company nor the Purchaser shall issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to this Agreement, the Merger or the other Transactions without the prior consent of the other Party (which consent shall not be unreasonably withheld), except as may be required by Law or by any listing agreement with or rules of any national securities exchange or NASDAQ or by the request of any Governmental Authority. Each of the Purchaser and the Company may make any public statement in response to specific questions presented by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as such statements are substantially similar to previous press releases, public disclosures or public statements made by the Purchaser or the Company in accordance with this Section 6.9.

        Section 6.10 Israeli Tax Ruling.

        As soon as reasonably practicable after the execution of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority applications for:

    (a)        a ruling providing, among other things (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance), that the Purchaser will be exempt from any obligation to withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance), clearly instructing the Purchaser, in the absence of an exemption from Tax withholding to be provided by any such holder prior to the Closing Date, the manner in which such withholding at source is to be executed, and in particular the rate or rates of withholding to be applied (the “Israeli Withholding Tax Ruling”). In the event that the Israeli Withholding Tax Ruling is not obtained prior to the Closing Date, the Company shall instruct its Israeli counsel, advisors and/or accountants to promptly apply to the Israeli Tax Authority for an extension of time with respect to the obligation to deduct or withhold Israeli Tax at source from any consideration payable or otherwise deliverable pursuant to this Agreement (such extension, if granted by the Israeli Tax Authority, an “Israeli Withholding Tax Extension”); and

    (b)        a ruling providing, among other things, that the treatment of Company 102 Securities contemplated by Section 3.3, prior to the lapse of the minimum trust period required by Section 102 of the Ordinance (the “102 Trust Period”), will not be treated as a breach of the provisions of Section 102 of the Ordinance, provided that, the applicable Option Consideration paid to holders of said Company 102 Securities is deposited for the duration of the 102 Trust Period with the 102 Trustee (the “Israeli Options Tax Ruling”).

        Each of the Company and the Purchaser shall cause their respective Israeli counsel, advisors and/or accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such applications and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Israeli Withholding Tax Ruling and the Israeli Options Tax Ruling.

        Section 6.11 Notification of Certain Matters.

        The Company shall give prompt notice to the Purchaser, and the Purchaser shall give prompt notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Authority in connection with the Merger or the Transactions or from any Person alleging that the consent of such person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Company or the Purchaser, (b) any actions, suits, claims, investigations or proceedings commenced or, to such Party’s Knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries which relate to the Merger or the Transactions, (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause any representation or warranty made by such Party contained in this Agreement (i) that is qualified as to materiality or Material Adverse Effect to be untrue and (ii) that is not so qualified to be untrue in any material respect, and (d) any material failure of such Party to comply with or satisfy any covenant or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.11 shall not (A) cure any breach of, or non-compliance with, any other provision of this Agreement or (B) limit the remedies available to the Party receiving such notice.

        Section 6.12 Directors' and Officers' Insurance; Indemnification Agreements.

    (a)        From and after the Effective Time, the Purchaser shall cause the Surviving Company to fulfill and honor all the obligations of the Company pursuant to the indemnification agreements listed in Section 6.12(a) of the Company Disclosure Schedule, with each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of any current or former Subsidiary of the Company (each, an “Indemnitee” and, collectively, the “Indemnitees”), which agreements shall survive the Transactions and continue in full force and effect in accordance with their respective terms. Without limiting the foregoing, the Purchaser, from and after the Effective Time until seven (7) years from the Effective Time, shall cause, unless otherwise required by Law, the articles of association, certificate of incorporation and by-laws (as applicable) and comparable organizational documents of the Surviving Company and each of its Subsidiaries to contain provisions no less favorable to the Indemnitees with respect to exculpation and limitation of liabilities of directors and officers, insurance and indemnification than are set forth as of the date of this Agreement in the Company Charter Documents and comparable organizational documents of the relevant Subsidiaries, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees with respect to exculpation and limitation of liabilities or insurance and indemnification.

    (b)        The Company shall, after reasonable consultation with the Purchaser in good faith, purchase at the Effective Time, a “tail” policy (the “Tail Policy”), which policy shall be exclusively “A side”, “B side” and “C side” coverage, from an insurer with a Standard & Poor’s rating of at least A or from a licensed insurance company registered in Israel, which (i) has an effective term of seven (7) years from the Effective Time, (ii) covers each Indemnitee, (iii) contains terms that are no less favorable than those of the Company’s directors’ and officers’ insurance policy in effect on the date of this Agreement and on terms comparable to companies similarly situated in the industries in which the Company operates and (iv) is at a cost not in excess of $1,200,000. If and to the extent such a policy has been purchased prior to the Effective Time, the Purchaser shall, and shall cause the Surviving Company to, maintain such policy in effect and continue to honor the obligations thereunder.

    (c)        The Indemnitees to whom this Section 6.12 applies shall be intended third party beneficiaries of this Section 6.12. The provisions of this Section 6.12 are intended to be for the benefit of each Indemnitee, his or her successors, heirs or representatives. All reasonable expenses, including reasonable attorneys’ fees, and all other obligations provided in this Section 6.11 that may be incurred by (i) any Indemnitee in enforcing the indemnity and (ii) the Purchaser, the Surviving Company or their respective successors and assigns, as the case may be, in defending the indemnity shall be the responsibility of the Party who does not prevail in such enforcement action.

    (d)        This Section 6.12 shall be binding upon the Purchaser and the Surviving Company and their respective successors and assigns. In the event that the Purchaser, the Surviving Company or any of their respective successors or assigns consolidates with, or merges into, any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, or transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Purchaser or the Surviving Company, as applicable, shall succeed to the obligations set forth in this Section 6.12. If the Tail Policy is not purchased, for the seven-year period commencing immediately after the Effective Time, the Purchaser shall maintain in effect the Company’s current directors’ and officers’ liability insurance covering acts or omissions occurring at or prior to the Effective Time with respect to those Persons who are currently (and any additional persons who prior to the Effective Time become) covered by the Company’s directors’ and officers’ liability insurance policy on terms and scope with respect to such coverage, and in amount, not less favorable to such individuals than those of such policy in effect on the date hereof (or the Purchaser may substitute therefor policies, issued by reputable insurers, of at least the same coverage with respect to matters occurring prior to the Effective Time, including a “tail” policy); provided, however, that in no event shall the Purchaser be required to expend per year of coverage more than two hundred percent (200%) of the amount currently expended by the Company per year of coverage as of the date of this Agreement (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto. If notwithstanding the use of reasonable best efforts to do so, the Purchaser is unable to maintain or obtain the insurance called for by this Section 6.12(d), the Purchaser shall obtain as much comparable insurance as available for the Maximum Amount.

    (e)        If Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Company or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this provision.

        Section 6.13 The Merger Sub Obligations.

        The Purchaser shall cause the Merger Sub to comply with all of its obligations under this Agreement. During the period from the date of this Agreement through the Effective Time, except as expressly provided in this Agreement, the Merger Sub shall not, and the Purchaser shall not permit the Merger Sub to, conduct any business or undertake any activities except as required in performing its express obligations hereunder.

        Section 6.14 Employee Matters.

    (a)        During the eighteen (18) month period commencing on the Closing Date, the Purchaser shall provide or shall cause the Surviving Company to provide to each then current Employee (“Company Employees”) compensation and benefits (other than equity based compensation plans and transactional and change in control bonuses) that are, in the aggregate, to any such employee, substantially comparable to the compensation and benefits being provided to Company Employees immediately prior to the Effective Time. Notwithstanding any other provision of this Agreement to the contrary, the Purchaser shall or shall cause the Surviving Company to provide Company Employees whose employment is terminated by the Company during the eighteen (18) month period following the Effective Time with severance benefits in an amount that is equal to the severance benefits that such Company Employee would have been entitled to pursuant to and under circumstances consistent with the terms of the Company’s severance plan applicable to such Company Employee as set forth in Section 6.14(a) of the Company Disclosure Schedule; provided that, such severance benefits shall be determined without taking into account any reduction after the Effective Time in compensation and benefits paid to Company Employees and shall take into account the service crediting provisions set forth in Section 6.14(a) of the Company Disclosure Schedule.

    (b)        For purposes of eligibility under any employee benefit plans established by the Purchaser, the Company, the Company Subsidiaries and their respective Affiliates providing benefits to any Company Employees after the Closing (the “New Plans”), and for purposes of accrual of vacation and other paid time off and severance benefits under the New Plans, in addition to such Company employees’ years of service after the Closing, each Company Employee shall be credited with his or her years of service with the Company, the Company Subsidiaries and their respective Affiliates (and any additional service with any predecessor employer) before the Closing, to the same extent as such Company Employee was entitled, before the Closing, to credit for such service under any similar Company Employee Plan. In addition, and without limiting the generality of the foregoing (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under a comparable, in the aggregate, Company Employee Plan in which such Company Employee participated immediately before the replacement, and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, the Purchaser shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, and the Purchaser shall cause any eligible expenses incurred by such employee and his or her covered dependents under an Company Employee Plan during the portion of the plan year of the New Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

    (c)        From and after the Effective Time, the Purchaser shall cause the Surviving Company and its Subsidiaries to honor all obligations under the Company Employee Plans and compensation and severance arrangements and agreements in accordance with their terms as in effect immediately prior to the Effective Time, provided that, subject to the requirements of Section 6.14(a), nothing herein shall prohibit the Surviving Company from amending or terminating any particular Company Employee Plan to the extent permitted by its terms or applicable Law.

    (d)        The provisions of this Section 6.14 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associate therewith shall be regarded for any purpose as a third-party beneficiary of the Agreement and nothing herein shall be construed as an amendment to any Company Employee Plan for any purpose.

        Section 6.15 Property.

        Prior to the Effective Time, the Company shall use its reasonable best efforts to obtain any and all approvals and permits (including all Tax approvals) which may be required in order to lawfully effect the registration of its rights in the Property. The Company shall promptly inform the Purchaser of any claim or legal proceeding commenced against it or any of its officers or directors in connection with the Property.

ARTICLE VII

CONDITIONS PRECEDENT

        Section 7.1 Conditions to Each Party's Obligation to Effect the Merger.

        The respective obligation of each Party to effect the Merger is subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained in accordance with applicable Law and the Articles of Association of the Company.

    (b)        Governmental Consents. The Governmental Consents listed in Section 7.1(b) of the Company Disclosure Schedule shall have been obtained or the applicable waiting periods shall have expired or been terminated.

    (c)        Israeli Statutory Waiting Periods. At least fifty (50) days shall have elapsed after the filing of the Merger Proposals with the Companies Registrar and at least thirty (30) days shall have elapsed after receipt of the Company Shareholder Approval and the approval of the Merger by the shareholders of the Merger Sub.

(d) Certificate of Merger. The Company and the Merger Sub shall have received the Merger Certificate from the Companies Registrar.

    (e)        Injunction. No injunction, judgment, order, decree, statute, Law, ordinance, rule or regulation, entered, enacted, promulgated, enforced or issued by any court or other Governmental Authority of competent jurisdiction or other similar legal restraint or prohibition (collectively, “Restraints”) preventing, enjoining, restraining, prohibiting or making illegal the consummation of the Merger shall be in effect.

        Section 7.2 Conditions to Obligations of the Purchaser and the Merger Sub to Effect the Merger.

        The obligations of the Purchaser and the Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

    (a)        The representations and warranties of the Company set forth in this Agreement, disregarding for this purpose any Material Adverse Effect or materiality qualification, shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not have, individually or in the aggregate, a Material Adverse Effect (except that the representations and warranties contained in Section 4.2 and Section 4.18 shall be true and correct in all material respects); provided, however, that, with respect to representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth above) only as of such date or period.

    (b)        The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Purchaser shall have received a certificate signed on behalf of the Company by the chief executive officer of the Company to such effect.

(c) Between the date of this Agreement and the Closing Date, there shall not have been any Material Adverse Effect.

        Section 7.3 Conditions to Obligations of the Company to Effect the Merger.

        The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

    (a)        The representations and warranties of the Purchaser set forth in this Agreement, disregarding for this purpose any materiality qualification, shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct as would not have and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Purchaser; provided, however, that, with respect to representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth above) only as of such date or period.

    (b)        The Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of the Purchaser by the chief executive officer of the Purchaser to such effect.

        Section 7.4 Frustration of Closing Conditions.

        None of the Company, the Purchaser or the Merger Sub may rely on the failure of any condition set forth in Section 7.1, 7.2 or 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s failure to use its reasonable best efforts to consummate the Merger and the other Transactions.

ARTICLE VIII

TERMINATION

        Section 8.1 Termination or Abandonment.

        Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval:

(a) by the mutual written consent of the Company and the Purchaser;

    (b)        by either the Company or the Purchaser by notice to the other, if (i) the Effective Time shall not have occurred on or before September 28, 2008 (the “End Date”) and (ii) the Party seeking to terminate this Agreement pursuant to this Section 8.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure of the Effective Date to occur on or before such date;

    (c)        by either the Company or the Purchaser by notice to the other, if a Restraint shall have been entered permanently preventing, enjoining or otherwise prohibiting the consummation of the Merger and such Restraint shall have become final and non-appealable; provided that, the Party seeking to terminate this Agreement pursuant to this Section 8.1(c) (i) shall have used its reasonable best efforts to remove such Restraint, and (ii) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused such injunction to be issued;

    (d)        by either the Company or the Purchaser by notice to the other, if the Company Shareholders’ Meeting (including any adjournments thereof) shall have been convened and concluded and the Company Shareholder Approval shall not have been obtained;

    (e)        by the Company by notice to the Purchaser, if (i) the Purchaser shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform, (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.3 and (B) is not capable of being cured by the End Date or, if capable of being cured, is not cured within thirty (30) days following receipt of notice from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 8.1(e) or (ii) the conditions to closing set forth in Section 7.1 and Section 7.2 have been satisfied and the Purchaser has failed to consummate the Merger within ten (10) Business Days (or such longer period specified by the Company in a notice to the Purchaser scheduling the Closing) after the later of (A) the first day that the conditions set forth in Section 7.1 and Section 7.2 have been satisfied and (B) the date on which the Company provides such notice to the Purchaser irrevocably undertaking to close the Merger in accordance with this Agreement on the date specified in such notice;

    (f)        by the Purchaser by notice to the Company, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 7.1 or Section 7.2 and (ii) is not capable of being cured by the End Date or, if capable of being cured, is not cured within thirty (30) days following receipt of notice from the Purchaser stating the Purchaser’s intention to terminate this Agreement pursuant to this Section 8.1(f);

    (g)        by the Company by notice to the Purchaser, at any time prior to the receipt of the Company Shareholder Approval, if the board of directors of the Company has approved or recommended a Superior Proposal in accordance with Section 6.5(d); provided that, any termination pursuant to this Section 8.1(g) shall be conditioned on and subject to the payment of the Company Termination Fee pursuant to Section 8.2(a)(i); or

    (h)        by the Purchaser by notice to the Company, if the Board of Directors shall have (i) made or resolved to make a Change of Recommendation, (ii) failed to recommend against a tender or exchange offer constituting an Acquisition Proposal in any publicly disclosed position taken pursuant to Rules 14d-9 and 14e-2 under the Exchange Act, except to the extent permitted pursuant to Section 6.5(e), (iii) recommended to the shareholders of the Company or approved any Acquisition Proposal or (iv) failed to include the Recommendation in any materials sent to the shareholders of the Company in connection with the Company Shareholders’ Meeting.

In the event of termination of this Agreement pursuant to this Section 8.1, this Agreement shall terminate and be of no further force or effect (except for the Confidentiality Agreement, the provisions of Section 8.2 and Article IX), and there shall be no other liability on the part of the Company or the Purchaser and the Merger Sub to the other; provided that, nothing herein shall relieve any Party from liability arising out of fraud prior to the date on which this Agreement is terminated, in which case the aggrieved Party shall, subject to the terms of this Agreement, be entitled to all rights and remedies available at law or in equity.

        Section 8.2 Termination Fees and Expenses.

    (a)        Notwithstanding any provision in this Agreement to the contrary, if:

    (i)        this Agreement is terminated by the Company pursuant to Section 8.1(g), the Company shall pay the Purchaser or an Affiliate of the Purchaser designated by the Purchaser a fee of $ 14,239,000 in cash (the “Company Termination Fee”) prior to or simultaneous with such termination;

    (ii)        this Agreement is terminated by the Purchaser pursuant to Section 8.1(h) , the Company shall pay the Purchaser or an Affiliate of the Purchaser designated by the Purchaser the Company Termination Fee no later than two (2) Business Days after such termination;

    (iii)        this Agreement is terminated by the Purchaser pursuant to Section 8.1(f), the Company shall pay the Purchaser or an Affiliate of the Purchaser designated by the Purchaser the Purchaser Expenses (as defined below) no later than two (2) Business Days after such termination; and

    (iv)        prior to the termination of this Agreement, (A) any bona fide Acquisition Proposal (provided that for the purpose of this Section 8.2(a)(iv) any reference in the definition of Acquisition Proposal to twenty percent (20%) shall be deemed to be a reference to fifty percent (50%)) is publicly proposed or otherwise privately communicated to the Board of Directors, (B) this Agreement is terminated by the Purchaser or the Company pursuant to Section 8.1(b) or Section 8.1(d) or by the Purchaser pursuant to Section 8.1(f) and (C) no later than nine (9) months after such termination, any definitive agreement providing for any Acquisition Proposal shall have been entered into or any Acquisition Proposal consummated (in each case which need not be the same Acquisition Proposal), then in any such event the Company shall pay to the Purchaser the Company Termination Fee, simultaneously with the consummation of such Acquisition Proposal or any Acquisition Proposal relating thereto.

    (b)        Notwithstanding any provision in this Agreement to the contrary, if:

    (i)        this Agreement is terminated by the Company pursuant to Section 8.1(e)(i) and the Purchaser’s breach or failure to perform is not intentional, the Purchaser shall pay the Company or an Affiliate of the Company designated by the Company the Company Expenses (as defined below) no later than ten (10) Business Days after such termination;

    (ii)        if this Agreement is terminated by the Company pursuant to Section 8.1(e)(i) and the Purchaser’s breach or failure to perform is intentional, and as of the date of termination the conditions to closing set forth in Section 7.1 and 7.2 have been satisfied, the Purchaser shall pay the Company or an Affiliate of the Company designated by the Company $ $47,463,000 in cash (the “Purchaser Termination Fee”) no later than ten (10) Business Days after such termination; provided, that for the purposes of this Section 8.2(b)(ii) if the Purchaser obtains Financing that does not comply with the third sentence of Section 6.4(d) such action shall be deemed an intentional breach; and

    (iii)        this Agreement is terminated by the Company pursuant to Section 8.1(e)(ii), the Purchaser shall pay the Company or an Affiliate of the Company designated by the Company the Purchaser Termination Fee no later than ten (10) Business Days after such termination.

    (c)        For the purposes of this Agreement, “Company Expenses” shall mean all reasonable, actual and documented out-of-pocket costs and expenses incurred prior to the termination of this Agreement by or on behalf of the Company and its Subsidiaries in connection with entering into this Agreement and the carrying out of any and all acts contemplated hereunder, including reasonable fees and expenses of counsel, investment banking firms, lenders or financial advisors, accountants, and consultants, up to an aggregate maximum amount of $5,000,000, and “Purchaser Expenses” shall mean all reasonable, actual and documented out-of-pocket costs and expenses incurred prior to the termination of this Agreement by or on behalf of the Purchaser, the Merger Sub or their Affiliates in connection with the entering into this Agreement and the carrying out of any and all acts contemplated hereunder, including reasonable fees and expenses of counsel, investment banking firms, lenders or financial advisors, accountants, and consultants, up to an aggregate maximum amount of $5,000,000.

    (d)        Notwithstanding anything to the contrary in this Agreement, in the event of a termination of this Agreement in connection with which the Purchaser Termination Fee or the Company Expenses are payable to the Company, payment of such Purchaser Termination Fee or Company Expenses by the Purchaser pursuant to this Section 8.2 or the Sponsors pursuant to the Limited Guaranty shall be the sole and exclusive remedy of the Company, and its Subsidiaries and Affiliates against the Sponsors, the Purchaser, the Merger Sub, their Subsidiaries and any of their respective former, current, or future general or limited partners, shareholders, managers, members, directors, officers, Affiliates or agents for the loss suffered as a result of the failure of the Merger to be consummated, and upon payment of such amounts, none of the Sponsors, the Purchaser, the Merger Sub, their Subsidiaries or any of their respective former, current, or future general or limited partners, shareholders, managers, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

    (e)        Notwithstanding anything to the contrary in this Agreement, in the event of a termination of this Agreement in connection with which a Company Termination Fee or the Purchaser Expenses are payable to the Purchaser, payment of such Company Termination Fee or the Purchaser Expenses, as the case may be, by the Company pursuant to and in accordance with this Section 8.2 shall be the sole and exclusive remedy of the Purchaser, the Merger Sub and their Subsidiaries and Affiliates against the Company, its Subsidiaries and any of their respective former, current, or future general or limited partners, shareholders, managers, members, directors, officers, Affiliates or agents for the loss suffered as a result of the failure of the Merger to be consummated, and upon payment of such amounts, none of the Company, its Subsidiaries or any of their respective former, current, or future general or limited partners, shareholders, managers, members, directors, officers, Affiliates or agents shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement.

    (f)        Any payment of the Company Termination Fee, the Purchaser Expenses, the Purchaser Termination Fee or the Company Expenses hereunder shall be net of any amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign tax Law.

    (g)        Each of the Company, the Purchaser and the Merger Sub acknowledges and agrees that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company, the Purchaser and the Merger Sub would not have entered into this Agreement, and that the Company Termination Fee and the Purchaser Termination Fee, as the case may be, do not constitute a penalty but rather are liquidated damages in a reasonable amount to compensate the receiving Party for efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby. Accordingly, if a Party fails to pay the Company Termination Fee, the Purchaser Expenses, the Purchaser Termination Fee or the Company Expenses, as the case may be, pursuant to this Section 8.2, and the receiving Party commences a suit to obtain such payments, which results in a judgment against the paying Party for the applicable amount due under this Section 8.2, such paying Party shall pay the receiving Party its costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

ARTICLE IX

MISCELLANEOUS

        Section 9.1 Amendment.

        This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party to this Agreement; provided, however, that, after the approval of the Merger by shareholders of the Company, any amendment that by Law or the rules of any stock exchange requires further approval by the shareholders of the Company, this Agreement may not be amended, supplemented or modified without such further approval of shareholders.

        Section 9.2 Governing Law; Jurisdiction; Service of Process.

    (a)        This Agreement, and all claims of causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by, and construed, interpreted and enforced in accordance with, the Laws of the State of Israel, without regard to conflict of laws principles.

    (b)        Any legal action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall be heard and determined in, and the sole and exclusive jurisdiction shall be of, the competent court for Tel Aviv-Jaffa district, and each of the parties hereby submits irrevocably to the jurisdiction of such court in respect of any legal action, suit or proceeding arising out of or relating to this Agreement and waives, and agrees not to assert, as a defense in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such courts, that its property is exempt or immune from attachment or execution, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of action, suit or proceeding is improper or that this Agreement or the transactions contemplated hereby may not be enforced in or by such courts.

    (c)        Each Party agrees that notice or the service of process in any action, suit or proceeding arising out of or relating to this Agreement shall be properly served or delivered if delivered in the manner contemplated by Section 9.4.

    (d)        The consents to jurisdiction set forth in this Section 9.2 shall not constitute general consents to service of process in the State of Israel and shall have no effect for any purpose except as provided in this Section 9.2 and shall not be deemed to confer rights on any Person other than the Parties. The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law.

        Section 9.3 Extension; Waiver.

        At any time prior to the Effective Time, a Party may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance by the other Party with any of the agreements or conditions contained in this Agreement. Any agreement by a Party to such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

        Section 9.4 Notices.

        All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given when delivered personally or by internationally recognized overnight courier (providing proof of delivery), or sent via fax or electronic email to the Parties at the following addresses, email addresses or fax numbers (or at such other address, email address or fax numbers as shall be specified by like notice):

(a)	If to the Purchaser or the Merger Sub, to:

Galactic Holdings Ltd.
c/o The Gores Group, LLC
10877 Wilshire Boulevard, 18th Floor
Los Angeles, CA 90024
Attention: General Counsel
Fax: (310) 443-2149

With a copy to:

Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, California 94065
Attention: Kyle C. Krpata
Fax: (650) 802-3100
E-mail: kyle.krpata@weil.com

and to:

Zellermayer Pelossof & Co. The Rubinstein House, 20 Lincoln Street Tel Aviv, Israel 67134 Attention: Doni Toledano, Adv. Fax: (972) (3) 625-5500 E-mail: doni@zelpel.com and to:

Gross, Kleinhendler, Hodak, Berkman $ Co. One Azrieli Center Tel Aviv, Israel 67021 Attention: Richard Mann Fax: (972) (3) 607-4442 E-mail: rick@gkh-law.com

(b)	If to the Company, to:

Gilat Satellite Networks Ltd. 21 Yegia Kapayim St., Kiryat Arye Petah Tikva 49130, Israel Attention: Rachel Prishkolnik, Adv. Fax: (972) (3) 925-2945 E-mail: rachelp@gilat.com

With a copy to:

Carter Ledyard & Milburn LLP 2 Wall Street New York, New York 10005 Fax No.: (212) 732-3232 Attention: Steven Glusband, Esq. E-mail: Glusband@clm.com and to:

Goldfarb, Levy, Eran, Meiri & Co. 2 Weizmann Street Tel Aviv 64239, Israel Fax No.: (972) (3) 608-9909 Attention: Ashok Chandrasekhar, Adv. E-mail: ashok.chandrasekhar@goldfarb.com

        Section 9.5 Interpretation.

        Any reference in this Agreement to $ shall mean U.S. dollars. When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement, unless otherwise clearly indicated to the contrary. Whenever the words “include,” “includes” or including are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and annex, article, section, paragraph, exhibit and schedule references are references to the annex, articles, sections, paragraphs, exhibits and schedules of this Agreement, unless otherwise specified. The plural of any defined term shall have a meaning correlative to such defined term and words denoting any gender shall include all genders and the neuter. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning. Any reference to a Party to this Agreement or any other agreement or document contemplated hereby shall include such Party’s successors and permitted assigns. A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation. The headings and captions in this Agreement are for reference only and shall not be used in the construction or interpretation of this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. No prior draft of this Agreement or any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parol evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence.

        Section 9.6 Counterparts.

        This Agreement may be executed in multiple counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

        Section 9.7 Entire Agreement: Third-Party Beneficiaries.

        This Agreement and the documents and instruments and other agreements among the Parties hereto as contemplated by or referred to herein, including the Confidentiality Agreement, the Company Disclosure Schedule and the Purchaser Disclosure Schedule:

    (a)        constitutes the entire agreement among the Parties with respect to the subject matter hereof, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement; and

(b) except for the provisions of Section 6.12 hereof, this Agreement is not intended to, and shall not confer upon, any Person other than the Parties hereto any rights or remedies hereunder.

        Section 9.8 Severability.

        If any term or other provision of this Agreement or the application hereof is declared invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect as long as the economic or legal substance of the Merger is not affected in any manner materially adverse to any Party. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that they shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Merger be consummated as originally contemplated to the fullest extent possible.

        Section 9.9 Other Remedies; Specific Performance.

        Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any remedy will not preclude the exercise of any other remedy. The Company agrees that irreparable damage would occur to the Purchaser in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Purchaser (and not the Company) shall be entitled (without any requirement to post a bond or other security) to seek one or more injunction or other equitable remedies to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof against the Company, this being in addition to any other remedy to which they are entitled at Law or in equity.

        Section 9.10 Assignment.

        Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties. No duties under this Agreement may be delegated, in whole or in part, by operation of Law or otherwise by any of the Parties hereto without the prior written consent of the other Parties. Any assignment or delegation in violation of this Section 9.10 shall be void. Subject to the aforesaid in this Section 9.10, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns. Notwithstanding the foregoing, the Purchaser may at the time of the Closing or thereafter, without the consent of the Company, collaterally assign its rights hereunder to one or more of its lenders (or any administrative or collateral agent for such lenders).

        Section 9.11 Non-Survival of Representations, Warranties and Agreements.

        Except as set forth in Section 8.2, the representations, warranties and agreements in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Article VIII of this Agreement, as the case may be, except that this Section 9.11 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.12.

[The remainder of this page is intentionally left blank.]

        IN WITNESS WHEREOF, the Purchaser, the Merger Sub and the Company have caused this Agreement to be duly executed and delivered as of the date first written.

GALACTIC HOLDINGS LTD. By: /s/ Meir Shamir —————————————— Meir Shamir Officer

GALACTIC ACQUISITION COMPANY LTD. By: /s/ Meir Shamir —————————————— Meir Shamir Officer

GILAT SATELLITE NETWORKS LTD. By: /s/ Amiram Levinberg and Tal Payne ————————————————— Amiram Levinberg and Tal Payne Chief Executive Officer and Chief Financial Officer

APPENDIX B

UBS Securities LLC 555 California Street, 36th Floor San Francisco, CA 94104 www.ubs.com

March 30, 2008

The Board of Directors
Gilat Satellite Networks Ltd.
Gilat House
21 Yegia Kapayim Street
Kiryat Arye, Petah Tikva, 49130
Israel

Dear Members of the Board:

        We understand that Gilat Satellite Networks Ltd., an Israeli company (“Gilat”), is considering a transaction whereby Galactic Acquisition Company Ltd. (“Merger Sub”), an Israeli company and wholly owned subsidiary of Galactic Holdings Ltd. (“Galactic Holdings”), an Israeli company newly formed on behalf of a consortium consisting of The Gores Group, LLC (“Gores Group”), Mivtach Shamir Holdings Ltd. and certain other investors, will merge with and into Gilat (the “Transaction”). Pursuant to the terms of an Agreement and Plan of Merger, a draft of which was made available to us on March 28, 2008 (the “Merger Agreement”), among Gilat, Galactic Holdings and Merger Sub, each outstanding ordinary share, par value NIS 0.20 per share, of Gilat (“Gilat Shares”) will be converted into the right to receive U.S.$11.40 in cash (the “Consideration”). Concurrently with the execution of the Merger Agreement, certain shareholders of Gilat are each executing a separate irrevocable proxy and unilateral undertaking in favor of Galactic Holdings (such shareholders of Gilat and their respective affiliates, together with holders of beneficial interests in Galactic Holdings and their respective affiliates to the extent they are holders of Gilat Shares, the “Excluded Holders”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of Gilat Shares (other than the Excluded Holders) of the Consideration to be received by such holders in the Transaction.

        UBS Securities LLC (“UBS”) has acted as financial advisor to Gilat in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS and its affiliates have provided services to Gores Group unrelated to the proposed Transaction, for which UBS and its affiliates received compensation, including having acted as financial advisor to Gores Group in connection with the sale of a portfolio company of Gores Group in 2006. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Gilat and certain affiliates of Galactic Holdings and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

        Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available with respect to Gilat or Gilat’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any shareholder of Gilat as to how such shareholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Merger Agreement or the form of the Transaction. In addition, we express no opinion as to the fairness of the amount or nature of, or any other aspects relating to, any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Merger Agreement will not differ in any material respect from the draft that we have reviewed, (ii) Gilat and Galactic Holdings will comply with all material terms of the Merger Agreement, and (iii) the Transaction will be consummated in accordance with the terms of the Merger Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on Gilat or the Transaction.

        In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to Gilat, including certain publicly available earnings estimates for Gilat; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Gilat that were provided to us by the management of Gilat and not publicly available, including certain financial forecasts and estimates prepared by the management of Gilat that you have directed us to utilize for purposes of our analyses; (iii) conducted discussions with members of the senior management of Gilat concerning the business and financial prospects of Gilat; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of Gilat Shares; (vii) reviewed the Merger Agreement; and (viii) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have contacted third parties to solicit indications of interest in a possible transaction with Gilat and held discussions with certain of these parties prior to the date hereof.

        In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Gilat, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts and estimates prepared by the management of Gilat referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Gilat as to the future financial performance of Gilat. With respect to the publicly available earnings estimates referred to above, we have assumed, at your direction, that they represent reasonable estimates and judgments and are appropriate for us to utilize in our analyses. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of Gilat Shares (other than the Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

        This opinion is provided solely for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the Transaction and may not be relied upon by any third party (including any shareholder of Gilat) or used for any other purpose.

Very truly yours,

UBS SECURITIES LLC

APPENDIX C

FORM OF

IRREVOCABLE PROXY AND UNILATERAL UNDERTAKING

Reference is hereby made to that Agreement and Plan of Merger (the “Merger Agreement”), dated as of the date hereof, by and between the Purchaser, the Merger Sub and Gilat Satellite Networks Ltd., C.N. 52-003893-6 (the “Company”). All capitalized terms used and not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

A. Proxy

As security for the obligations set forth in Section B.9 hereof, each of the undersigned (collectively, “Undersigned”), a shareholder of the Company, hereby appoints ___________ (the “Proxy Agent”) as the sole and exclusive proxy agent of Undersigned, to vote and exercise all voting rights with respect to __________ Ordinary Shares of the Company, par value NIS 0.2 per share, held and owned by Undersigned (such shares, together with any other shares of Company beneficially owned or acquired by Undersigned after the date hereof by exercise of any options, rights, warrants or other securities convertible, exchangeable or exercisable into shares of the Company or otherwise, the “Proxy Shares”), such that, the Proxy Agent is hereby authorized and empowered by Undersigned, at any time prior to the termination of this Proxy and Undertaking, to act as Undersigned’s sole proxy for the purpose of voting the Proxy Shares, and to exercise all voting rights of the Undersigned with respect thereto (including, without limitation, to the extent permitted by Law, the power to execute and deliver written consents), at any annual or special general meeting of the shareholders of the Company and/or in any adjournments thereof, to be convened after the date hereof for the purpose of approving the Transactions (and to the extent permitted by Law, in every written consent made in lieu of such meetings), in each case as and to the extent set forth in Sections B.9(a) and B.9(b) hereof.

B. Representations and Undertakings

Undersigned hereby represents, warrants and undertakes to the Proxy Agent as follows:

1.	Undersigned is the record holder and owner of the Proxy Shares and, except as set forth on Exhibit A, is not entitled to nor is the owner of any other shares of the share capital of the Company, or any options, rights, warrants or other securities convertible, exchangeable or exercisable into shares of the Company;

2.	Undersigned is not a party to any other shareholders’, voting or other similar agreement nor is it bound by any commitment with respect to voting the Proxy Shares at any annual or special general meeting of the Company (or any adjournment thereof) or any other matter contemplated by this Proxy and Undertaking;

3.	Undersigned has read the Merger Agreement and is familiar with its terms;

4.	No proxies are outstanding with respect to any of the Proxy Shares or any other shares of the share capital of the Company as to which Undersigned has beneficial ownership and, until and subject to termination of this Proxy and Undertaking, no proxies will be given by the Undersigned with respect thereto.

5.	Undersigned is a legal entity duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or formation.

6.	Undersigned has full corporate power and authority to execute and deliver this Proxy and Undertaking and each document contemplated hereby, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated on its part hereby and thereby. The execution, delivery and performance by Undersigned of this Proxy and Undertaking has been duly authorized by all necessary corporate action on the part of Undersigned, and no other action on the part of Undersigned is necessary to authorize the execution and delivery of this undertaking or for the performance by Undersigned of its obligations hereunder.

7.	The execution and delivery of this Proxy and Undertaking do not, and the performance by Undersigned of its obligations hereunder and the consummation by it of the transactions contemplated hereby will not, violate any Law or order, writ, judgment, injunction, decree, determination or award applicable to Undersigned, or any agreement to which Undersigned is a party.

8.	From the date hereof until termination of this Proxy and Undertaking, Undersigned shall not, directly or indirectly, sell, transfer (including by operation of Law), give, pledge, encumber, assign or otherwise dispose of (including, without limitation, any Constructive Disposition (as defined below)), or enter into any Contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment or other disposition of, any Proxy Shares (or any right, title or interest thereto or therein), except in connection with this Proxy and Undertaking. As used herein, the term “Constructive Disposition” means, with respect to any Proxy Shares, a short sale with respect to such security, entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership.

9.	Without derogating from the proxy granted to the Proxy Agent hereunder, if the Transactions are brought to a vote of the Company’s shareholders at an annual or special general meeting (or submitted for approval pursuant to a written consent) the Undersigned hereby undertakes with respect to all Proxy Shares:

a.	To be present, in person or by proxy, as a holder of shares of voting securities, at all such meetings, or otherwise cause the Proxy Shares to be counted for the purposes of determining the presence of a quorum at such meetings (whether adjourned or otherwise);

b.	To vote (in person, by proxy or by action by written consent, as applicable) all Proxy Shares in favor of the Transactions, provided that the Merger Agreement shall not have been revised or amended to (i) materially and adversely affect Undersigned in a disproportionate manner relative to other shareholders of the Company or (ii) decrease the Merger Consideration (or provide that the payment of any part or all of the Merger Consideration shall be held back at the Closing and/or contingent on the satisfaction of any conditions following the Closing), and in opposition of any and all other proposals involving the Company that would reasonably be expected to prevent or materially delay or impair the consummation of the Transactions;

c.	To refrain from exercising any dissenters’ rights or rights of appraisal under applicable Law at any time with respect to any of the Transactions;

d.	To execute and deliver all related documentation (including duly endorsed certificates representing the Proxy Shares, if applicable) and take such other action in support of the consummation of the Transactions as shall reasonably be requested by the Proxy Agent, if applicable; and

e.	Not to deposit any of the Proxy Shares or other Company securities beneficially owned by Undersigned in a voting trust or subject any such Proxy Shares or securities to any arrangement or agreement with respect to the voting of such Proxy Shares or securities.

C. Miscellaneous

1.	Until any termination of this Proxy and Undertaking, Undersigned shall promptly notify the Purchaser and the Merger Sub if Undersigned acquires record or beneficial ownership of any shares of the share capital of the Company after the date hereof. Any shares of the share capital of the Company as to which Undersigned acquires record or beneficial ownership after the date hereof and prior to termination of this Proxy and Undertaking shall be Proxy Shares for purposes hereof. Without limiting the foregoing, in the event of any stock split, stock dividend or other change in the share capital of the Company, the Proxy Shares shall be adjusted appropriately and this Proxy and Undertaking and the obligations hereunder shall attach to any additional shares or other voting securities of the Company issued to Undersigned in connection therewith.

2.	This Proxy and Undertaking is irrevocable (to the fullest extent permitted by Law), is coupled with an interest and is granted in consideration of, and as a condition to, the entrance by the Proxy Agent into the Merger Agreement. This Proxy and Undertaking shall terminate and become null and void only upon the earliest to occur of (a) the effective time of the Merger, (b) the termination of the Merger Agreement and (c) September 28, 2008; provided, that Section C.9 below shall survive any termination hereof.

3.	Unless specifically agreed to in writing by Proxy Agent, any waiver of, or failure by it to insist on strict compliance with any, covenant, agreement or condition set forth hereunder shall not operate as a waiver of, or estoppel with respect to such failure or with respect to any subsequent or other failure by it.

4.	This Proxy and Undertaking may not be amended, supplemented or changed or otherwise modified except by an instrument in writing signed by both the Proxy Agent and Undersigned.

5.	This Proxy and Undertaking may be executed in one or more counterparts, all of which shall be considered one and the same and each of which shall be deemed an original.

6.	The validity and interpretation of this Proxy and Undertaking shall be governed and construed in accordance with the Laws of the State of Israel, without reference to the conflict of laws principles thereof, and the competent courts in Tel Aviv Jaffa District, shall have sole and exclusive jurisdiction over any and all matters hereunder.

7.	The parties agree that irreparable damage would occur in the event that any of the provisions of this Proxy and Undertaking were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Proxy and Undertaking and to enforce specifically the terms and provisions hereof, without bond or other security being required, this being in addition to any other remedy to which they are entitled at Law or in equity.

8.	This Proxy and Undertaking is not intended to and shall not confer upon any other person any rights or remedies hereunder.

9.	All fees, costs and expenses incurred in connection with this Proxy and Undertaking and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses, except that the Company shall pay all reasonable and documented out-of-pocket fees, costs and expenses of Undersigned incurred in connection with this Proxy and Undertaking and the transactions contemplated hereby.

10.	This Proxy and Undertaking (together with any other documents and instruments expressly referred to herein, including the Merger Agreement) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes any and all other prior agreements and understandings, both written and oral, among the parties hereto or any of them with respect to the subject matter hereof.

11.	Neither this Proxy and Undertaking nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of each of the other parties hereto, except that the Purchaser may assign, without the consent of any other party hereto, any or all of its rights, interests and obligations hereunder to one or more direct or indirect wholly-owned subsidiaries of the Purchaser, in any case so long as the Purchaser remains liable for all of its obligations hereunder, including in connection with a breach of any of the terms hereof.

Dated: _________, 2008

In witness hereof, Undersigned has duly executed this undertaking on the date first written above:

—————————————— [Undersigned]

AGREED AND ACKNOWLEDGED GALACTIC ACQUISITION COMPANY LTD. By: ____________________ Name: __________________ Title: ___________________

EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

July 3, 2008

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

 Please detach along perforated line and mail in the envelope provided. 

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1, 2 AND 3. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

(1) RESOLVED, to increase the coverage amount under Gilat's Directors' and Officers' Liability Insurance Policy and to approve additional coverage under a "Side A" Directors' and Officers' Liability Insurance Policy;

	FOR ☐	AGAINST ☐	ABSTAIN ☐

(2) RESOLVED, to extend the term of the employment agreement of Gilat's Chief Executive Officer and Chairman of the Board of Directors, Mr. Amiram Levinberg, for one additional year under the same terms as currently in effect, starting July 2008.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

(3) RESOLVED, to approve the Agreement and Plan of Merger, by and among Galactic Holdings Ltd., Galactic Acquisition Company Ltd., and Gilat, and to approve all other transactions contemplated by the Merger Agreement.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

To change the address on you account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method

☐

Signature of Shareholder	Date	Signature of Shareholder	Date

Note:

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

PLEASE INDICATE BELOW (REGARDLESS OF WHETHER YOU INDICATE HOW YOU WANT TO VOTE) WHETHER OR NOT YOU FALL INTO THE FOLLOWING CATEGORIES. IF YOU DO NOT INDICATE BELOW, YOUR VOTE WILL NOT BE COUNTED FOR THE PURPOSE OF ITEM 3 ABOVE.

(A) a person or entity holding, directly or indirectly, either 25% or more of the voting power or the right to appoint 25% or more of the directors of the Purchaser or the Merger Sub, or a “Purchaser Affiliate” as defined in the enclosed proxy statement.           ☐

(B) a person or entity acting on behalf of the Purchaser, Merger Sub or any Purchaser Affiliate; or          ☐

(C) a family member of, or an entity controlled by the Purchaser, Merger Sub or any Purchaser Affiliate          ☐

I FALL within one of the three foregoing categories          YES ☐ NO ☐

GILAT SATELLITE NETWORKS LTD.

PROXY FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

July 3, 2008

        KNOW ALL MEN BY THESE PRESENT that the undersigned hereby constitutes and appoints Ms. Rachel Prishkolnik as the attorney and proxy of the undersigned, with full power of substitution to appear and to vote all of the Ordinary Shares of Gilat Satellite Networks Ltd. (the “Company”) registered in the name of the undersigned, at the Extraordinary General Meeting of Shareholders of the Company which will be held at the offices of the Company at 21 Yegia Kapayim Street, Kiryat Arye, Petach Tikva 49130, Israel on July 3, 2008 at 11:00 a.m. local time, and at any adjournments thereof, for the purposes described in the accompanying Proxy Statement and Notice.

Upon being returned, signed and dated, all shares represented by this Proxy Card will be voted as indicated by the shareholder on the reverse side. IN THE ABSENCE OF SUCH INDICATION, THE RETURNED AND SIGNED PROXY WILL BE VOTED “FOR” EACH OF THE MATTERS SET FORTH ON THE REVERSE SIDE. THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GILAT SATELLITE NETWORKS LTD.

Only proxies received by the Company no later than 12:00 p.m., New York City time on July 1, 2008, will be deemed received in a timely fashion and the votes therein shall be recorded.

(Continued and to be signed on the reverse side)